SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM [redacted] ARS

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission File Number 0-26068

ACACIA RESEARCH CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**95-4405754**
(State or other jurisdiction of incorporation organization)	(I.R.S. Employer Identification No.)
500 NEWPORT CENTER DRIVE, NEWPORT BEACH, CA	**92660**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(949) 480-8300**

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Acacia Research - Acacia Technologies Common Stock, $0.001 par value
(Title of Class)
Acacia Research - CombiMatrix Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the registrant's Acacia Research - Acacia Technologies common stock and Acacia Research - CombiMatrix common stock held by non-affiliates of the registrant, computed by reference to the last sales prices of such stocks reported on The Nasdaq Stock Market, as of June 30, 2003, was approximately $23,058,107 and $60,359,784, respectively. (All officers and directors of the registrant are considered affiliates.)

As of February 27, 2004, 19,746,234 shares of Acacia Research-Acacia Technologies common stock were issued and outstanding. As of February 27, 2004, 27,639,201 shares of Acacia Research-CombiMatrix common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Stockholders to be filed with the Commission within 120 days after the close of its fiscal year are incorporated by reference into Part III.

FORM 10-K ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2003
ACACIA RESEARCH CORPORATION

PART I

CAUTIONARY STATEMENT

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Additional factors that could cause such results to differ materially from those described in the forward-looking statements are set forth in connection with the forward-looking statements.

As used in this Form 10-K, "we," "us" and "our" refer to Acacia Research Corporation and its subsidiary companies.

Item 1. BUSINESS

Overview

Acacia Research Corporation is comprised of two operating groups.

Our life sciences business, referred to as the "CombiMatrix group," is comprised of our wholly owned subsidiary, CombiMatrix Corporation and CombiMatrix Corporation's majority-owned subsidiary, Advanced Material Sciences, Inc., or Advanced Material Sciences, and wholly owned subsidiary, CombiMatrix K.K. CombiMatrix Corporation is a life sciences technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology.

Our intellectual property licensing business, referred to as the "Acacia Technologies group," is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry. The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary digital media transmission, or DMT, technology enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. We believe our DMT technology is utilized by a variety of companies in activities including digital ad insertion, cable programming, satellite programming, hotel in-room entertainment services, distance learning and other Internet programming involving digital audio/video content. Our DMT technology is protected by five U.S. and 31 foreign patents. The Acacia Technologies group also owns, and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003. The V-chip was adopted by manufacturers of televisions sold in the United States to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996.

Company

Recapitalization and Merger Transactions

On December 11, 2002, our stockholders voted in favor of a recapitalization transaction, which became effective on December 13, 2002, whereby we created two new classes of common stock called Acacia Research-CombiMatrix stock, or AR-CombiMatrix stock, and Acacia Research-Acacia Technologies stock, or AR-Acacia Technologies stock, and divided our existing Acacia Research Corporation common stock into shares of the two new classes of common stock. AR-CombiMatrix stock is intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of our different business groups, they are both classes of common stock of Acacia Research Corporation and are not stock issued by the respective groups.

On December 11, 2002, Acacia Research Corporation stockholders and CombiMatrix Corporation stockholders voted in favor of a merger transaction pursuant to which we acquired the stockholder interests in CombiMatrix Corporation not already owned by us (52% of the total stockholder interests in CombiMatrix Corporation). The acquisition was accomplished through a merger, effective December 13, 2002, in which stockholders of CombiMatrix Corporation other than Acacia Research Corporation received one share of the new AR-CombiMatrix stock in exchange for each share of CombiMatrix Corporation common stock that they owned immediately prior to the merger.

Other

Acacia Research Corporation, a Delaware corporation, was originally incorporated in California in January 1993 and reincorporated in Delaware in December 1999. Our website address is www.acaciaresearch.com. We make our filings with the Securities and Exchange Commission, or SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file these reports. In addition, we post the following information on our website:

- our corporate code of conduct;
- charters for our audit committee, nominating and corporate governance committee and compensation committee;

The public may read and copy any materials that Acacia Research Corporation files with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Acacia Research Corporation, that file electronically with the SEC. The public can obtain any documents that Acacia Research Corporation files with the SEC at http://www.sec.gov.

COMBIMATRIX GROUP
(A Division of Acacia Research Corporation)

Business

The CombiMatrix group is comprised of CombiMatrix Corporation, a wholly owned subsidiary of Acacia Research Corporation, and its majority-owned subsidiary, Advanced Material Sciences and wholly owned subsidiary, CombiMatrix K.K. The CombiMatrix group includes corporate assets, liabilities and transactions of Acacia Research Corporation that relate to its life sciences business. CombiMatrix Corporation is engaged in the development of a proprietary universal array with applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, materials sciences and nanotechnology.

The CombiMatrix group's technology enables the rapid, parallel synthesis, immobilization and detection of molecules and materials at discrete electrodes on a semiconductor chip. These chips, also known as microelectrode arrays, are used in multiple applications in the areas described above. The CombiMatrix group's technology integrates semiconductor micro fabrication, proprietary software, chemistry and hardware into systems that it believes will enable it, its customers and its partners to design and fabricate arrays for biological, material sciences and nanotechnology applications, typically within a few days. The CombiMatrix group's system should enable researchers to conduct rapid, iterative experiments in each of these fields.

For biological applications, the CombiMatrix group believes that its customizable arrays will enable users to reduce the time and costs associated with the discovery and development of pharmaceutical products. Although there are numerous applications of the CombiMatrix group's arrays in life sciences research, each depend on the synthesis, immobilization or detection of molecules at discrete sites on the array. Some specific applications include studies of genetic expression in cellular systems, genotyping and mutation analysis, synthesis of nucleic acid drugs, and others.

The CombiMatrix group is engaged in four major business areas:

- The development, manufacture and sale of research tools and services to life sciences researchers
- The discovery of drugs based on the mechanism of ribonucleic acid inhibition (RNAi)
- The development, manufacture and sale of biosensor systems and technology for national defense and homeland security
- The development of tools for applications in nanotechnology and materials science.

Market Overview

The markets for the CombiMatrix group's products include pharmaceutical and biotechnology markets (also referred to as life sciences), national defense and homeland security applications and the emerging markets for nanotechnology and new materials. At this time, the majority of the CombiMatrix group's efforts are focused on the life sciences markets.

General Overview of Life Sciences.

The pharmaceutical and biotechnology industries are faced with increasing costs and risks of failure in the drug discovery, development and commercialization process. According to industry statistics, the time required to commercialize a new drug averages 15 years, and the direct and indirect costs of the process averages almost $802 million per drug. Less than 1% of all new chemical compounds that are developed by pharmaceutical companies result in pharmaceutical products that are approved for patient use. The pharmaceutical and biotechnology industries are attempting to reduce their costs and risks of failure by turning to new technologies to help identify deficiencies in drug candidates as early as possible in the process so that drug discovery and development become more efficient and cost-effective. Additionally, with vast amounts of genomic data becoming available for use in the development of therapeutics and diagnostic tests, they are searching for ways to expedite their analysis of available genomic data so that they can be the first to bring new therapeutics and diagnostic tests to market.

Drug Discovery and Development

The discovery and development of new drugs for a particular disease typically involves several steps. First, researchers identify a target for therapeutic intervention, such as a protein or gene, that is either directly involved in the disease or lies in a biochemical pathway leading to the disease. The next step is to identify chemical compounds that interact with and modulate the target's activity to inhibit or prevent the disease. Promising compounds advance to subsequent stages, which include animal trials followed by human trials.

Recent advances, including the sequencing of the human genome, have led to the use of genomics in choosing and validating the targets for drug development. This process begins with the discovery and identification of genes within the genome and the functions of these genes in regulating biological processes and disease. This information is used to assess the value of a particular gene or its protein product as a target for drug discovery. According to industry statistics, pharmaceutical and biotechnology companies worldwide spent approximately $62.0 billion on drug research and development during 2003.

Genes and Proteins

The human body is composed of billions of cells each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual's DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is composed of a strand of four types of nucleotide bases, referred to as A, C, G and T. The bases of one DNA strand bind to the bases of the other strand in a specific fashion to form base pairs: the base A always binds with the base T and the base G always binds with the base C.

The human genome has approximately 3.0 billion nucleotides and their precise order is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function, the development of individual traits and are involved in many diseases. Abnormal variations in the sequence of a gene or in the level of gene expression can interfere with the normal physiology of particular cells and lead to a disease, a predisposition to a disease or an adverse response to drugs.

Gene Expression Profiling

Gene expression profiling is the process of determining which genes are active in a specific cell or group of cells and is accomplished by measuring mRNA, the intermediary between genes and proteins. By comparing gene expression patterns between cells from normal tissue and cells from diseased tissue, researchers may identify specific genes or groups of genes that play a role in the presence of disease. Studies of this type, used in drug discovery, require monitoring thousands, and preferably tens of thousands, of mRNAs in large numbers of samples. As the correlation between gene expression patterns and specific diseases is determined, the CombiMatrix group believes that gene expression profiling will have an increasingly important role as a diagnostic tool. Diagnostic use of expression profiling tools is anticipated to grow rapidly with the combination of the sequencing of various genomes and the availability of more cost-effective technologies.

Genetic Variation and Mutations

Genetic variation is also due to polymorphisms (mutations) in genomes, although functional variations may also arise from differences in the way genes are expressed in a given cell, as well as the timing and levels of their expression.

The most common form of genetic variation occurs as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP. The human genome is estimated to contain between three and six million SNPs. By screening for polymorphisms, researchers seek to correlate variability in the sequence of genes with a specific disease. SNPs are believed to be associated with a large number of human diseases, although most SNPs are believed to be benign and not to be associated with disease. Determining which SNPs may be related to a disease is a complex process requiring investigation of a vast number of SNPs. A SNP association study might require testing for 300,000 possible SNPs in 1,000 patients. Although only a few hundred of these SNPs might be clinically relevant, 300 million genotyping tests, or assays, might be required to complete a study. Using currently available technologies, this scale of SNP genotyping is both impractical and prohibitively expensive.

While in some cases one SNP will be responsible for medically important effects, it is now believed that the genetic component of most major diseases is associated with a combination of SNPs. As a result, the scientific community has recognized the importance of investigating combinations of many SNPs in an attempt to discover medically valuable information. In order to understand how genetic variation causes disease, researchers must compare gene sequence polymorphisms, or conduct SNP genotyping, from healthy and diseased individuals. Researchers may also compare gene expression patterns, or perform gene expression profiling, from healthy and diseased tissues.

Proteomics

Proteomics is the process of determining which proteins are present in cells, how they interact with one another and how they are correlated with genomic variation. This process is useful in drug discovery and diagnostics because most drugs target proteins that play a role in the existence or development of a disease.

Current Technologies

Despite the recent sequencing of the human genome, scientists have a limited understanding of the function of genes, how they interact with each other, how they modulate disease, and how they correlate with protein translation and function. Additionally, the role of specific mutations is poorly understood.

Traditional technologies for analyzing genetic or protein variation and function generally perform experiments individually, or serially, and often require relatively large sample volumes, adding significantly to the cost of conducting experiments. Arrays were developed to overcome the limitations of traditional technologies.

An array is a collection of miniaturized test sites arranged in a manner that permits many tests to be performed simultaneously, or in parallel, in order to achieve higher throughput. The average size of test sites in an array and the spacing between them defines the array's density. Higher density increases parallel processing throughput. In addition to increasing the throughput, higher density reduces the required volume for the sample being tested, and thereby lowers costs. Currently, the principal commercially available ways to produce arrays include mechanical deposition, bead immobilization, inkjet printing and photolithography.

While current array technologies have advantages over traditional technologies, the CombiMatrix group believes the full market potential for such devices has not been realized. This is true for a number of reasons, including limited flexibility, cost, inconvenience and poor performance.

The CombiMatrix Solution

The CombiMatrix group believes that its integrated system will have advantages over other existing technologies because it is being designed to be a cost-effective, fast, flexible, customizable alternative to existing analytical tools designed for similar purposes. Researchers using the CombiMatrix group's system should be able to design and order custom arrays or fabricate them in-house, conduct their tests, analyze the results, and reorder additional arrays (or fabricate them in-house) incorporating modified test parameters, all within a few days. The CombiMatrix group believes that its system will offer advantages over competing products. These advantages arise from a unique approach to fabricating the arrays utilizing a proprietary electrochemical synthetic method on an array of microelectrodes that have been fabricated on a silicon device. The CombiMatrix group believes the key advantages are as follows:

- *Rapidly Customizable.* The CombiMatrix group believes its proprietary software, chemistry and semiconductor system will allow it or its partners to design, customize and ship biological array processors for SNP genotyping and gene expression profiling that are tailored to meet a customer's specifications in a relatively short timeframe, typically within a few days. The CombiMatrix group's customization time should be short because it intends to rely on proprietary software and chemical processes, rather than costly and often imprecise mechanical methods, to produce its biological array processors. The CombiMatrix group believes researchers will be able to compress the time required to complete an iterative series of genomic tests because of the short turnaround time that should be required for the delivery of its customized biological array processors.

- *Versatile.* The CombiMatrix group system will be able to design and create sequences of DNA, RNA, peptides or small molecules in the test sites on its biological array processors, although its first product will be limited to DNA sequences.

- *Accurate and Cost-effective.* Relatively large amounts of DNA, RNA, peptides or small molecules that can be synthesized or immobilized in the porous reaction layer at each test site generate strong assay signals that facilitate accurate interpretation of test data which can be measured using relatively simple instruments.

- *Manufacturing Scalability.* The CombiMatrix group believes it will be able to increase production to respond to increased demand because its semiconductors are manufactured by others using conventional semiconductor fabrication methods and its customization equipment can be rapidly assembled by the CombiMatrix group or any entities with which the CombiMatrix group has joint development efforts.

Products and Services

The CombiMatrix group's technology potentially represents a significant advance over existing array technologies and other platforms for combinatorial chemistry. The first application of the technology that the CombiMatrix group is pursuing is in the field of genomics, where it is developing an array for the analysis of DNA. The CombiMatrix group believes that this technology may be applied to the fields of genetic analysis and disease management. The CombiMatrix group is also developing the array for applications in the emerging field of proteomics, where analysis of DNA is correlated to the levels of proteins in patient samples. Many researchers believe that the analysis of proteomic information will lead to the development of new drugs and better disease management. Once the CombiMatrix group demonstrates the feasibility of its approach in each market, it intends to enter into strategic alliances with major participants to speed commercialization in multiple applications.

In addition, the CombiMatrix group is exploring opportunities to utilize its technology for the detection of the presence of chemical and biological warfare agents. For this application, the CombiMatrix group will develop modified arrays, which are capable of electrochemical array preparation as well as electrochemical detection.

The CombiMatrix group has also entered into development programs to use its arrays for the discovery of nano-structured materials. In analogy to the study of genes and proteins in parallel using a highly-customizable array, the CombiMatrix group will develop a system, which enables researchers to perform combinatorial materials discovery work in a rapid, cost effective manner.

Drug Discovery

The CombiMatrix group has initiated internally focused (Express Track™) and externally focused (siRNA Solutions™) programs to utilize its arrays to discover nucleic acid drugs, based on the recently discovered mechanism known as RNAi (Ribonucleic Acid interference). This field is often referred to as siRNA (small interfering Ribonucleic Acid) or gene silencing.

The underlying principle in this field is that an appropriately designed, double-stranded sequence of RNA can effectively shut down the operation of a particular gene. If this inhibition cures a disease or alleviates its symptom, these RNA molecules can potentially become effective therapeutics. The process of drug discovery utilizing the RNAi mechanism involves multiple steps, the first of which is the design and synthesis of potential RNAi sequences. The CombiMatrix group believes that its expertise in nucleic acid design and synthesis on its semiconductor-based arrays provides a significant advantage in discovery.

Express Track™ is a comprehensive program that integrates several key technologies developed by the CombiMatrix group into a rapid process for designing and producing large libraries of compounds that can be screened for maximum efficacy. The CombiMatrix group has chosen to initially focus its integrated RNAi discovery program on viral diseases for the following reasons:

- Viral infections affect millions of individuals throughout the world each year
- There are relatively few effective anti-viral medications
- Most emerging diseases are viruses such as SARS and West Nile Virus
- The basis of infection is through transfer of viral genetic material
- Complete viral genomic sequences have recently been made available
- The CombiMatrix group's approach is suited to viral research because it attempts to thwart a virus by building a cocktail of drugs to target multiple genes or all the genes of a virus
- It is believed that an RNAi effect is already operating when the body battles viral infections

siRNA Solutions™ is an integrated approach to siRNA drug discovery, which integrates the CombiMatrix group's bioinformatics software and array technology to design, synthesize, and evaluate potential siRNA drugs. The CombiMatrix group will seek to provide this program as a service to partners.

The CombiMatrix Group's Strategy

Focusing on High-growth Markets

The CombiMatrix group's goal is to provide customers and partners with tools in their discovery efforts as well as to perform discovery itself.

The CombiMatrix group will focus on markets that it believes are growing rapidly and where it believes it has a competitive advantage. The first of these markets are for gene expression, mutation analysis, and other applications for the development of drugs and diagnostic products. Other markets include protein analysis, homeland security and military applications, anti-viral drug development nanotechnology and material sciences.

Partnering with Multiple Companies to Expand Market Opportunity

The CombiMatrix group plans to pursue multiple relationships to facilitate the expansion of its semiconductor-based array technologies and to exploit large and diverse markets. The CombiMatrix group expects to enter into relationships and collaborations to gain access to complementary technologies, distribution channels, manufacturing infrastructure and information content. The CombiMatrix group intends to structure relationships that maximize its research and development efforts with the strong distribution and manufacturing capabilities of its customers and any entities with which the CombiMatrix group has joint development efforts.

Major Strategic Alliances

The CombiMatrix group intends to rapidly commercialize its array technology for gene expression profiling through its own sales and marketing efforts. In addition, the CombiMatrix group has an agreement with Roche Diagnostics GmbH, or Roche, to jointly develop its technology. Roche contributes extensive expertise in instrument and reagent development, as well as offers a large and experienced worldwide sales and marketing team. The CombiMatrix group believes that the combination of its array technology with Roche's leadership position in the genetic analysis and diagnostic markets will enable it to capture a significant portion of the gene expression profiling and molecular diagnostic markets.

The CombiMatrix group has also entered into a design, fabrication and manufacturing relationship with Toppan Printing of Japan, or Toppan, for the development and manufacture of new designs of its electrochemical detection arrays.

In addition to Roche and Toppan, the CombiMatrix group has entered into additional relationships and plans on establishing other relationships for multiple applications of its technology. This is especially critical for Express Track™. The CombiMatrix group plans to establish relationships with expert virologists for initial screening of its potential drugs. Subsequent to identifying key compounds, which may be suitable as drugs, the CombiMatrix group plans to partner with larger pharmaceutical or biotechnology companies for downstream development and marketing.

Expanding Technologies Into Multiple Product Lines

The CombiMatrix group intends to utilize the flexibility of its semiconductor based array technologies to develop multiple product lines. In addition to providing new sources of revenue, it believes these product lines will further its goal of establishing its array technology as the industry standard for array-based analysis.

Strengthening Technological Leadership

The CombiMatrix group plans to continue advancing its proprietary technologies through its internal research efforts, collaborations with industry leaders and strategic licensing. The CombiMatrix group may also pursue acquisitions of complementary technologies and leverage its technologies into other value-added businesses.

Protecting and Strengthening Intellectual Property

Through the CombiMatrix Corporation's four issued patents in the United States and one in Europe, its 46 patent applications pending in the United States, Europe and elsewhere and its trade secrets, the CombiMatrix group believes it has suitable intellectual property protection for its proprietary technologies in those markets where it operates and where a market for its products and services exists. The CombiMatrix group plans to build its intellectual property portfolio through internal research efforts, collaborations with industry leaders, strategic licensing and possible acquisitions of complementary technologies. The CombiMatrix group also plans to pursue patent protection for downstream products created using its proprietary products.

Regulatory Matters

The CombiMatrix group intends to sell products to the pharmaceutical, biotechnology and academic communities for research applications as well as non-life sciences customers. In addition, its drug development efforts are early stage. Therefore, its initial products will not require approval from, or be regulated by, the FDA, as a manufacturer nor will they be subject to the FDA's current good manufacturing practice, or cGMP, regulations. Additionally, the CombiMatrix group's initial products will not be subject to certain reagent regulations promulgated by the FDA. However, the manufacture, marketing and sale of certain products and services for any clinical or diagnostic applications will be subject to extensive government regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities.

Subsidiaries

Prior to July 11, 2003, CombiMatrix K.K., a majority-owned subsidiary of CombiMatrix Corporation, was operating under a joint venture agreement with Marubeni Japan, or Marubeni, one of Japan's leading trading companies. The primary purpose of the joint venture was to focus on development and licensing opportunities for CombiMatrix Corporation's array technology with academic, pharmaceutical and biotechnology organizations in the Japanese market. Marubeni held a 10% minority interests in the joint venture. On July 11, 2003, Acacia Research Corporation purchased the outstanding minority interests in CombiMatrix K.K. from Marubeni. Acacia Research Corporation issued 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni's 10% minority interests in CombiMatrix K.K. This increase in ownership interest has been attributed to the CombiMatrix group.

Prior to July 2, 2003, CombiMatrix Corporation owned 87% of Advanced Material Sciences, which in turn holds an exclusive license for CombiMatrix Corporation's array synthesis technology for the development and discovery of advanced electronic materials for such purposes as fuel cell catalysts. In consideration for this exclusive license, CombiMatrix Corporation will share in the revenues earned by Advanced Material Sciences for commercialization of these discoveries based on CombiMatrix Corporation's array technology. The term of this arrangement is 20 years. On July 2, 2003, Acacia Research Corporation increased its consolidated ownership interest in Advanced Material Sciences to 99% by acquiring 1,774,750 shares of Advanced Material Sciences common stock in exchange for 295,790 shares of AR-CombiMatrix stock. This increased ownership interest has been attributed to the CombiMatrix group.

Marketing and Distribution

Where appropriate, the CombiMatrix group will market and sell its products either directly or through distribution arrangements and/or through other strategic alliances. For its initial products addressing the gene expression market, the CombiMatrix group will sell its product directly, as well as through a strategic relationship with Roche and may enable other partners to distribute its products.

In July 2001, CombiMatrix Corporation entered into non-exclusive worldwide license, supply, research and development agreements with Roche. These agreements were amended in September 2002, primarily to grant Roche manufacturing rights with respect to the products under development in return for additional cash consideration under the agreements. The revised agreements also make minor modifications to terms of the agreements involving matters such as milestones, payments and technical specifications, none of which we consider to be material. Such minor modifications are a standard part of the research and development process and in our experience are routinely made in development agreements. Since the inception of our relationship with Roche, CombiMatrix Corporation has engaged in a continuous process of monitoring and reevaluating the terms of our agreements, and have amended the agreements in several respects to establish more meaningful goals, milestones and timelines. The agreements are non-exclusive with respect to CombiMatrix Corporation's core technology, meaning that CombiMatrix Corporation remains free to license its core technology to third parties for applications in the genomics, proteomics and other fields. The agreements contain exclusivity or co-exclusivity provisions only with respect to the specific products being co-developed for, and partially funded by, Roche pursuant to the agreements.

Under the terms of the agreements, it is contemplated that Roche will co-develop, use, manufacture, market and distribute CombiMatrix Corporation's array and related technology for rapid production of customizable arrays. The agreements provide for minimum payments by Roche to CombiMatrix Corporation over the first three years after product launch, including milestone achievements, payments for products, royalties and research and development projects. Nevertheless, because our agreements with Roche contain provisions that would allow Roche to terminate the agreements, the future payments by Roche to CombiMatrix Corporation might never be realized. Since July 2001, CombiMatrix Corporation has completed several milestones in its strategic alliance with Roche including demonstration of several key performance metrics of its custom in-situ array system, and has received approximately $26.6 million in cash payments from Roche from July 2001 through December 31, 2003.

Manufacturing and Customization

The CombiMatrix group is developing automated, computer-directed manufacturing processes for the synthesis of sequences of DNA, RNA, peptides or small molecules in the virtual flasks on its arrays. Certain portions of its manufacturing, such as semiconductor fabrication and processing, will be outsourced to subcontractors, while the steps involved with synthesis of biological materials and quality control will be conducted by the CombiMatrix group.

Substantially all of the components and raw materials used in the manufacture of the CombiMatrix group's products, including semiconductors and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although the CombiMatrix group believes that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm the CombiMatrix group's ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to the CombiMatrix group or incompatible with its manufacturing process, could have a material adverse effect on its ability to manufacture products. The CombiMatrix group may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all. The CombiMatrix group utilizes semiconductors made with a 3.0 micron fabrication process that is no longer in wide use due to increased miniaturization of semiconductors. If the CombiMatrix group is unable to achieve higher densities of test sites, it may become difficult or more expensive for the CombiMatrix group to obtain sufficient quantities of semiconductors as manufacturers phase out 3.0 micron production capacity.

Patents and Licenses

CombiMatrix Corporation continues to build its intellectual property portfolio to protect its product in those markets where it operates and where a market for its products and services exists. In the United States, CombiMatrix Corporation has been issued four United States patents. Three of the United States patents (U.S. Patent No. 6,093,302; U.S. Patent No. 6,280,595 and U.S. Patent No. 6,444,111) protect CombiMatrix Corporation's core technology relating to methods for electrochemical synthesis of arrays. The fourth United States Patent (U.S. Patent No. 6,456,942) describes and claims a network infrastructure for custom microarray synthesis and analysis. Corresponding CombiMatrix Corporation core patents describing and claiming methods for electrochemical synthesis of arrays have been granted in Europe (entire EU) and Australia and are pending in the remaining major industrialized markets. In total, CombiMatrix Corporation has 46 patent applications pending in the Unites States, Europe and elsewhere

The CombiMatrix group seeks to protect its corporate identity with trademarks and service marks. In addition, its trademark strategy includes protecting the identity and goodwill associated with its biological array processor products. The CombiMatrix group purchases chemical reagents from suppliers who are licensed under appropriate patent rights. It is the CombiMatrix group's policy to obtain licenses from patent holders if needed to practice its chemical processes.

The CombiMatrix group's success will depend, in part, upon its ability to obtain patents and maintain adequate protection of its intellectual property in the United States and other countries. If it does not protect its intellectual property adequately, competitors may be able to use its technologies and thereby erode any competitive advantage that the CombiMatrix group may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

The patent positions of companies developing tools and drugs for the biotechnology and pharmaceutical industries, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patent and any future patents it obtains may not be sufficiently broad to prevent others from practicing its technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around its patented technologies. In addition, others may challenge or invalidate the CombiMatrix group's patents, or its patents may fail to provide it with any competitive advantage. Enforcing its intellectual property rights may be difficult, costly and time consuming, and ultimately may not be successful.

The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. It seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. These measures, however, may not provide adequate protection for the CombiMatrix group's trade secrets or other proprietary information. Employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

The CombiMatrix group cannot assure you that any of its patent applications will result in the issuance of any additional patents, that its patent applications will have priority of invention or filing date over similar rights of others, or that, if issued, any of its patents will offer protection against its competitors. Additionally, the CombiMatrix group cannot assure you that any patent issued to it will not be challenged, invalidated or circumvented in the future or that the intellectual property rights it has created will provide a competitive advantage. Litigation may be necessary to enforce its intellectual property rights or to determine the enforceability, scope of protection or validity of the intellectual property rights of others.

Competition

The CombiMatrix group expects to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors possess greater financial, technical, human and other resources than does the CombiMatrix group. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available. In the life sciences industry, many competitors have more experience in research and development than the CombiMatrix group. Technological advances or entirely different approaches developed by one or more of its competitors could render the CombiMatrix group's processes obsolete or uneconomical. The existing approaches of competitors or new approaches or technology developed by competitors may be more effective than those developed by the CombiMatrix group.

The CombiMatrix group is aware of other companies or companies with divisions that have, or are developing, technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group believes that its primary competitors will be Affymetrix, Inc., Agilent Technologies, Inc., Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Illumina, Inc., Johnson & Johnson, Nanogen, Inc., Orchid Biosciences, Inc., Applera Corporation, Roche Diagnostics GmbH and Sequenom, Inc. However, the CombiMatrix group's market is rapidly changing, and the CombiMatrix group expects to face additional competition from new market entrants, new product developments and consolidation of its existing competitors. Many of the CombiMatrix group's competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than it does. The CombiMatrix group expects new competitors to emerge and the intensity of competition to increase in the future.

Research, Development and Engineering

The CombiMatrix group's research and development expenses, excluding non-cash stock compensation charges and acquired in-process research and development charges, were $8.1 million, $18.2 million, and $11.7 million in 2003, 2002 and 2001, respectively. The CombiMatrix group intends to invest aggressively in its proprietary technologies through internal development and, to the extent available, licensing of third-party technologies to increase and improve other characteristics of its products. The CombiMatrix group also plans to continue to invest in improving the cost-effectiveness of its products through further automation and improved information technologies. The CombiMatrix group's future research and development efforts may involve research conducted by the CombiMatrix group, collaborations with other researchers and the acquisition of chemistries and other technologies developed by universities and other academic institutions.

The CombiMatrix group is developing a variety of life sciences and non-life sciences products and services. Potential customers for these products operate in industries characterized by rapid technological development. The CombiMatrix group believes that its future success will depend in large part on its ability to continue to enhance its existing products and services and to develop other products and services, which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, the CombiMatrix group expects to continue to incur significant research and development expenses during the initial development phase of new products and services, as well as on an ongoing basis.

Government Grants and Contracts

Government grants and contracts have allowed the CombiMatrix group to fund certain internal scientific programs and exploratory research. The CombiMatrix group retains ownership of all intellectual property and commercial rights generated during these projects. The United States government, however, retains a non-exclusive, non-transferable, paid-up license to practice the inventions made with federal funds pursuant to applicable statutes and regulations. The CombiMatrix group does not believe that the retained license will have any impact on its ability to market its products. The CombiMatrix group does not need government approval to enter into collaborations or other relationships with third parties.

The CombiMatrix group has been awarded two grants and two contracts from the federal government in connection with its biological array processor technology. In July 1999, the CombiMatrix group was awarded a $60,000 Phase I Small Business Innovative Research, or SBIR, contract from the U.S. Department of Defense to develop nanode array sensor microchips to enable simultaneous detection of numerous chemical and biological warfare agents. Also in July 1999, the CombiMatrix group was awarded a $100,000 Phase I SBIR Department of Energy grant to use the CombiMatrix group's proprietary array technology to develop arrays of affinity probes for the analysis of gene products. In January 2000, the CombiMatrix group was awarded a $730,000 Phase II SBIR Department of Defense contract for the use of its array technology to further develop nanode array sensor microchips. The term of the Phase II SBIR Department of Defense contract ended July 2002 upon delivery of a prototype electrochemical biological detection system to the Department of Defense. As such, the CombiMatrix group will no longer receive grant revenues under the Phase II SBIR Department of Defense contract beyond 2002. In February 2002, the CombiMatrix group was awarded a six-month $100,000 Phase I National Institutes of Health grant for the development of its protein array technology, entitled "Self-Assembling Protein Microchips." This grant was completed in August of 2002.

The CombiMatrix group will continue to pursue grants and contracts that complement its research and development efforts.

Employees

As of December 31, 2003, the CombiMatrix group had 59 full-time employees, 11 of whom hold Ph.D. degrees and 40 of whom are engaged in full-time research and development activities. The CombiMatrix group is not a party to any collective bargaining agreement. The CombiMatrix group considers its employee relations to be good.

Environmental Matters

The operations of the CombiMatrix group involve the use, transportation, storage and disposal of hazardous substances, and as a result, it is subject to environmental and health and safety laws and regulations. The cost of complying with these and any future environmental regulations could be substantial. In addition, if the CombiMatrix group fails to comply with environmental laws and regulations, or releases any hazardous substance into the environment, the CombiMatrix group could be exposed to substantial liability in the form of fines, penalties, remediation costs and other damages, or could suffer a curtailment or shut down of its operations.

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)

Business

The Acacia Technologies group is principally comprised of Acacia Research Corporation's wholly owned subsidiaries, Acacia Media Technologies Corporation, or Acacia Media Technologies, and Soundview Technologies Incorporated, or Soundview Technologies, and includes all corporate assets and liabilities and related transactions of Acacia Research Corporation that relate to its intellectual property licensing business.

The Acacia Technologies group is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry.

Digital Media Transmission Technology

The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary DMT technology enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. We believe our DMT technology is utilized by a variety of companies in activities including digital ad insertion, cable programming, satellite programming, hotel in-room entertainment services, distance learning, and other Internet programming involving digital audio/video content. The Acacia Technologies group's DMT technology is protected by five U.S. patents which expire in 2011and 31 foreign patents which expire in 2012.

V-Chip Technology

The Acacia Technologies group also owns and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003. The V-chip was adopted by manufacturers of televisions sold in the U.S. to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996.

Market Overview

Digital Media Transmission Technology Markets

The Acacia Technologies group has launched an extensive DMT technology licensing program. Potential licensees include cable companies, satellite companies, hotel in-room entertainment companies and online music, movie, adult entertainment, e-learning, sports, news and information companies.

The use of DMT technology continues to grow both in the United States and internationally. The transmission of digital content by cable companies continues to increase with the use of video-on-demand and digital ad insertion systems. Satellite companies are switching to hard drive based reception systems to offer their content with on-demand functionality. Hotel in-room entertainment companies are switching to electronic distribution systems and digital storage systems to reduce costs and increase profitability. Entertainment companies are making more digital content available via the Internet in order to distribute content directly to the consumer as opposed to using third party distributors and retail outlets.

V-Chip Technology Markets

All televisions with screens 13 inches or larger sold in the United States after July 10, 1999 are required to contain V-chip technology. The Acacia Technologies group's patent on the V-chip technology expired in July 2003. To date, the Acacia Technologies group has out-licensed its V-chip technology to 13 television manufacturers representing approximately 75% of the television manufacturing industry. Depending on the outcome of ongoing licensing efforts and related infringement actions, the Acacia Technologies group may, however, continue to collect license fees from others in the industry for televisions sold in the United States during the patent term, which ended in July 2003.

The Acacia Technologies Group's Strategy

The Acacia Technologies group's business strategy includes the following:

Identify Emerging Growth Areas where Patented Technologies will Play a Vital Role

The patent process breeds innovation and invention by granting a limited monopoly to the inventor in exchange for sharing the invention with the public. Certain technologies, such as our DMT technology, become core technologies in the way products and services are manufactured, sold and delivered. The Acacia Technologies group identifies core, patented technologies that have or are anticipated to be widely adopted by third parties in connection with the manufacture or sale of products and services.

Contact and Form Alliances with Owners of Core, Patented Technologies

For years, many large companies have earned substantial revenue licensing patented technologies to third parties. Other companies that do not have internal licensing resources and expertise have continued to record the estimated value of intellectual property on their financial statements without deriving income from their intellectual property. Recent changes in securities and financial reporting regulations require these companies to evaluate and potentially reduce or write-off these intellectual property assets if they are unable to substantiate these reported values.

The Acacia Technologies group seeks to enter into business agreements with owners of intellectual property that do not have experience or expertise in the areas of intellectual property licensing and enforcement or that do not possess the in-house resources to devote to licensing and enforcement activities.

Effectively and Efficiently Evaluate Patented Technologies for Acquisition, Licensing and Enforcement

Subtleties in the language of a patent, recorded interactions with the patent office, and the evaluation of prior art and literature can make a significant difference in the potential licensing and enforcement revenue derived from a patent or patent portfolio. The Acacia Technologies group's specialists are trained and skilled in these areas. It is important to identify potential problem areas prior to commercialization and determinate whether potential problem areas can be overcome, before launching a licensing program. We have developed processes and procedures for identifying problem areas and evaluating the strength of a patent before the decision is made to allocate resources to a licensing and enforcement effort.

Purchase or Acquire the Rights to Patented Technologies

After evaluation, the Acacia Technologies group may elect to purchase the patented technology, or become the exclusive licensing agent for the patented technology in all or in specific fields of use. In either case, the owner of the patent generally retains the rights to a portion of the revenues generated from a patent's licensing and enforcement program. The Acacia Technologies group generally controls the licensing and enforcement process and utilizes its experienced in-house personnel to reduce outside costs, and ensure that the Acacia Technologies group's capital is allocated and utilized in an efficient and cost effective manner.

Successfully License and Enforce Patents with Significant Royalty Potential

As part of our patent evaluation process, significant consideration is also given to the identification of potential infringers, industries within which the potential infringers exist, longevity of the patented technology, and a variety of other factors that directly impact the magnitude and potential success of a licensing and enforcement program. Acacia Technologies group's specialists are trained in evaluating potentially infringing technologies and presenting the application of patents to such technologies. These presentations generally take place in a non-adversarial business setting, but can also occur through the litigation process, if necessary.

Marketing and Distribution

DMT Technology Licensing Program

Since November 2002, the Acacia Technologies group has entered into 117 license agreements for its DMT technology. One hundred and eight (108) of these license agreements were executed during 2003. We have executed license agreements with companies in the hotel in-room entertainment, online music, movie, adult entertainment, e-learning, and sports, news and information industries. The Acacia Technologies group is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry.

DMT Technology Litigation

In February 2003, Acacia Media Technologies initiated DMT patent infringement litigation in the Federal District Court for the Central District of California against approximately 39 defendants who provide adult oriented digital content over the Internet. As of December 31, 2003, nine of the original 39 defendants remain in the initial litigation. In December 2003, Acacia Media Technologies added an additional eight defendants to this pending patent infringement litigation.

In November 2003, Acacia Media Technologies initiated a patent infringement lawsuit in the Federal District Court for the Central District of California against On Command Corporation, provider of interactive in-room entertainment, information and business services to the lodging industry, regarding Acacia Media Technologies' DMT technology.

V-Chip Licensing Program

The V-chip patent expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the July 2003 expiration of that patent, but it may still collect revenues from the sale of such televisions in the United States before the expiration date. The Acacia Technologies group has licensed 13 major television manufacturers, representing approximately 75% of the televisions sold in the United States, including Samsung Electronics, Hitachi America, Ltd., LG Electronics, Inc., Funai Electric Co., Ltd., Daewoo Electronics Corporation of America, Sanyo Manufacturing Corporation, Thomson Multimedia, Inc., JVC Americas Corporation, Matsushita Electric Industrial Co., Ltd., Orion Electric Co. Ltd., Pioneer Electronics (USA) Incorporated, Philips Electronics North America Corporation and Loewe Opta Gmbh.

V-Chip Litigation

Litigation for patent infringement and anti-trust violations is pending in the U.S. Court of Appeals for the Federal Circuit against Sony Corporation of America, Mitsubishi Digital Electronics America, Inc., Sharp Electronics Corporation and Toshiba America Consumer Products, Inc.

In September 2002 and 2003, the United States District Court for the District of Connecticut, or U.S. District Court – Connecticut, granted the defendants summary judgment motions for the patent infringement and antitrust allegations, respectively. The decisions are currently being appealed to the U.S. Court of Appeals for the Federal Circuit. While we are currently appealing the two summary judgment rulings, litigation is inherently uncertain and we can give no assurance that we will be successful in any such appeals.

The rulings have no impact on the revenues that we have recognized to date from licensees of our patented V-chip technology. Further, none of the revenues that we have recognized to date are contingent upon any court rulings or the future outcome of any litigation with unlicensed television manufacturers.

Patents and Licenses

The Acacia Technologies group owns five issued U.S. patents relating to audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand and audio/video streaming, used for distributing content via various methods as follows: U.S. Patent No. 5,132,992, U.S. Patent No. 5,253,275, U.S. Patent No. 5,550,863, U.S. Patent No. 6,002,720 and U.S. Patent No. 6,144,702. In addition, the Acacia Technologies group owns 31 foreign patents also relating to audio and video transmission and receiving systems technology. Foreign rights include an initial patent granted by the European Patent Office covering Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Luxembourg, Monaco, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom, and patents in Japan, Taiwan and Mexico. In January 2004, the Acacia Technologies group was issued an additional European patent for its DMT Technology. The new patent provides additional coverage in the countries listed above. Acacia Technologies group's U.S. DMT patents expire in 2011 and its foreign DMT patents expire in 2012.

Regulatory Matters

We believe the Acacia Technologies group's DMT technology is utilized by satellite, cable and telecommunications systems. The satellite, cable and telecommunications industries are subject to federal regulation, including FCC licensing and other requirements. These industries are also often subject to extensive regulation by local and state authorities. While most satellite, cable and telecommunication industry regulations do not apply directly to the Acacia Technologies group, they affect programming distributors, one of the large potential customers for the technologies covered by the Acacia Technologies group patent portfolio. The Acacia Technologies group monitors pending legislation and administrative proceedings to ascertain relevance, analyze impact and develop strategies regarding regulatory trends and developments within these industries.

Federal law requires cable operators to reserve up to one-third of a system's channel capacity for local commercial television stations that have elected must-carry status. In addition, a cable system is generally required to carry local non-commercial television stations. The FCC has also implemented comparable rules for satellite carriers requiring that if a satellite system carries one local broadcast station in a local market pursuant to a royalty-free license granted under the Satellite Home Viewer Improvement Act of 1999, then it must carry all local broadcast stations in that market. To meet these requirements, some cable and satellite systems must decide which programming services to keep and which to remove in order to make space available for local television stations. These must-carry requirements may impact the Acacia Technologies group's information-on-demand and streaming media business by causing cable and satellite systems operators to reduce the number of channels on their systems that would have used technologies covered by Acacia Technologies group's patent portfolio.

Competition

The Acacia Technologies group expects to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors may possess financial, technical, human and other resources greater than those of the Acacia Technologies group. The Acacia Technologies group anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available.

Other companies may develop competing technologies that offer better or less expensive alternatives to our DMT technology and/or other technologies that we may acquire or out-license. Many potential competitors have significantly greater resources. Technological advances or entirely different approaches developed by one or more of its competitors could render Acacia Technologies group's technologies obsolete or uneconomical.

Employees

As of December 31, 2003, the Acacia Technologies group had 20 full-time employees. None of the companies included in the Acacia Technologies group is a party to any collective bargaining agreement. The Acacia Technologies group considers its employee relations to be good.

Item 2. PROPERTIES

Acacia Research Corporation leases approximately 7,143 square feet of office space in Newport Beach, California, under a lease agreement that expires in February 2007. We also leased approximately 7,019 square feet of office space in Pasadena, California, which was subleased through the remaining term of the lease agreement, which expired in November 2003. Our wholly owned subsidiary, CombiMatrix Corporation, leases office and laboratory space totaling approximately 90,111 square feet located north of Seattle, Washington, under a lease agreement that expires in December 2008. Presently, we are not seeking any additional facilities.

We are a guarantor under a lease agreement for office space in Hollywood, California that expires in August 2005. The lease agreement was entered into by Soundbreak.com Incorporated, or Soundbreak.com, which ceased operations in February 2001. The leased premises is subleased through the remaining term of the lease agreement.

Item 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are the subject of, or party to, various pending or threatened legal actions, including various counterclaims in connection with our intellectual property enforcement activities. We believe that any liability arising from these actions will not have a material adverse effect on our financial position, results of operations or cash flows.

Soundview Technologies

On April 5, 2000, Soundview Technologies filed a federal patent infringement and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a Consumer Electronics Association in the United States District Court for the Eastern District of Virginia, alleging that television sets utilizing certain content blocking technology (commonly known as the "V-chip") and sold in the United States infringe Soundview Technologies' U.S. Patent No. 4,554,584.

In September 2002, the U.S. District Court – Connecticut, granted a motion for summary judgment filed by defendants Sony Corporation of America, Inc., Sony Electronics, Inc., the Electronics Industries Alliance d/b/a Consumer Electronics Association, the Consumer Electronics Manufacturers Association, Mitsubishi Digital Electronics America, Inc., Mitsubishi Electronics America, Inc., Toshiba America Consumer Products, Inc. and Sharp Electronics Corporation (the "remaining defendants"). In granting the motion, the court ruled that the remaining defendants have not infringed on Soundview Technologies' patent.

In September 2003, a motion for summary judgment filed by the remaining defendants was granted by the U.S. District Court - Connecticut on Soundview Technologies' anti-trust claims due to the court's previous ruling of non-infringement as described above.

The decisions are currently being appealed to the U.S. Court of Appeals for the Federal Circuit. While we are currently appealing the two summary judgment rulings, litigation is inherently uncertain and we can give no assurance that we will be successful in any such appeals.

The rulings have no impact on the revenues that we have recognized to date from licensees of our patented V-chip technology. Further, none of the revenues that we have recognized to date are contingent upon any court rulings or the future outcome of any litigation with unlicensed television manufacturers.

Acacia Media Technologies Corporation

In February 2003, Acacia Media Technologies initiated DMT patent infringement litigation in the Federal District Court for the Central District of California against approximately 39 defendants who provide adult oriented digital content over the Internet. As of December 31, 2003, nine of the original 39 defendants remain in the initial litigation. In December 2003, Acacia Media Technologies added an additional eight defendants to its pending patent infringement litigation described above. The new complaints, filed with the Federal District Court for the Central District of California, seek to create a defendant class for all adult entertainment companies that infringe Acacia Media Technologies' DMT patents by transmitting pre-recorded, digital audio and audio/video adult content via any electronic communication channel into or from the Central District of California, or that operate at least one interactive website where a user located in Central District of California can exchange information with a host computer. Defendant class action status, which must be approved by the court, would permit the court's rulings on certain key issues to legally bind all members of the class, whether or not they have been specifically named as defendants in the litigation.

In November 2003, Acacia Media Technologies initiated a patent infringement lawsuit in the Federal District Court for the Central District of California against On Command Corporation, provider of interactive in-room entertainment, information and business services to the lodging industry, regarding Acacia Media Technologies' DMT technology.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Recent Market Prices

Acacia Research Corporation's two classes of common stock, Acacia Research-CombiMatrix common stock and Acacia Research-Acacia Technologies common stock, commenced trading on the Nasdaq Stock Market on December 16, 2002. The two classes of common stock were created as a result of Acacia Research Corporation's recapitalization that was approved by Acacia Research Corporation's stockholders on December 11, 2002. The two classes of stock replaced Acacia Research Corporation's common stock formerly traded on the Nasdaq stock market under the symbol ACRI. Acacia Research-Acacia Technologies common stock is now listed on the Nasdaq National Market System and Acacia Research-CombiMatrix common stock is now listed on the Nasdaq SmallCap Market. Acacia Research-CombiMatrix common stock is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group, and Acacia Research-Acacia Technologies stock is intended to reflect the performance of Acacia Research Corporation's Acacia Technologies group.

Holders of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock are stockholders of Acacia Research Corporation. As a result, holders of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to one group could be subject to the liabilities of the other group.

The markets for securities such as the two classes of our common stock have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our two classes of common stock.

On October 22, 2001, our board of directors declared a 10% stock dividend. The stock dividend, totaling 1,777,710 shares, was distributed on December 5, 2001 for stockholders of record as of November 21, 2001. All share and per share information presented herein is adjusted for the stock dividend.

The high and low bid prices for our two classes of common stock as reported by NASDAQ for the periods indicated are as follows. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	2003				2002(1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Acacia Research Corporation (through December 13, 2002):								
High	-	-	-	-	$5.61	$7.15	$11.50	$13.26
Low	-	-	-	-	$3.65	$3.50	$5.90	$8.47
Acacia Research-Acacia Technologies stock:								
High	$8.58	$6.73	$1.75	$2.40	$3.40	-	-	-
Low	$4.71	$1.25	$0.99	$0.96	$1.65	-	-	-
Acacia Research-CombiMatrix stock:								
High	$5.05	$5.07	$2.83	$3.65	$4.98	-	-	-
Low	$2.90	$2.25	$1.71	$1.50	$2.70	-	-	-

(1) 2002 share and per share information gives effect to the recapitalization transaction described elsewhere herein as of January 1, 2002. Historical share and per share information for the Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock is not presented as these classes of securities were not part of Acacia Research Corporation's capital structure during 2001 and prior periods.

On February 27, 2004, there were approximately 162 owners of record of Acacia Research-Acacia Technologies stock and 188 owners of record of Acacia Research-CombiMatrix stock. The majority of the outstanding shares of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

Dividend Policy

To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of Acacia Research Corporation. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

Equity Compensation Plan Information

The following table provides information as of December 31, 2003 with respect to our common shares issuable under our equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
2002 CombiMatrix Stock Incentive Plan(1)	6,617,000	$7.28	2,208,000
2002 Acacia Technologies Stock Incentive Plan(2)	5,139,000	$8.29	470,000
Subtotal(3)	N/A	N/A	N/A
Equity compensation plans not approved by security holders(4)			
Total(3)	N/A	N/A	N/A

(1) Our 2002 CombiMatrix Stock Incentive Plan, as amended, or the CombiMatrix Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants. The CombiMatrix Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The share reserve under the CombiMatrix Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-CombiMatrix stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 600,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares. See Note12 to our consolidated financial statements.

(2) Our 2002 Acacia Technologies Stock Incentive Plan, as amended, or the Acacia Technologies Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants. The Acacia Technologies Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The share reserve under the Acacia Technologies Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-Acacia Technologies stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares and in no event will the total number of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares. See Note 12 to our consolidated financial statements.

(3) Subtotal and total information is not provided because the CombiMatrix Plan and the Acacia Technologies Plan relate to two different classes of our common stock.

(4) We have not authorized the issuance of equity securities under any plan not approved by security holders.

Item 6. SELECTED FINANCIAL DATA

The consolidating selected balance sheet data as of December 31, 2003 and 2002 and the consolidating selected statement of operations data for the years ended December 31, 2003, 2002 and 2001 set forth below have been derived from our audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including notes thereto). The consolidating selected financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the SEC.

Acacia Research Corporation derived the Acacia Technologies group and CombiMatrix group balance sheet data and statement of operations data from the separate audited financial statements of the Acacia Technologies group and the CombiMatrix group for the years ended December 31, 2003, 2002 and 2001 included elsewhere herein, and the table should be read in conjunction with those financial statements and related notes.

The AR-Acacia Technologies stock and the AR-CombiMatrix stock are intended to reflect the separate performance of the respective divisions of Acacia Research Corporation, rather than the performance of Acacia Research Corporation as a whole. The chief mechanisms intended to cause the AR-Acacia Technologies stock and the AR-CombiMatrix stock to reflect the financial performance of the respective groups are provisions in our restated certificate of incorporation and common stock policies governing dividends and distributions to each class of stock, which specifically require the allocation of earnings to each class based upon the performance of the two groups determined in accordance with generally accepted accounting principles. Under these provisions, Acacia Research Corporation factors the assets and liabilities and income or losses attributable to the respective groups, determined as described under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies," into the determination of the amounts available to pay dividends, if any, on the shares issued for the respective groups and require Acacia Research Corporation to exchange, redeem or distribute a dividend on the stock of a group if all or substantially all of the assets allocated to the respective group are sold to a third party.

The Acacia Technologies group and the CombiMatrix group are not separate legal entities. Holders of AR-Acacia Technologies stock and AR-CombiMatrix stock are stockholders of Acacia Research Corporation. As a result, stockholders continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets that Acacia Research Corporation attributes to one group could be subject to the liabilities of the other group.

Consolidating Statement of Operations Data[(4)]
(In thousands, except share and per share data)

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
Revenues:					
Acacia Technologies group	$ 692	$ 43	$ 24,180	$ 40	$ 122
CombiMatrix group	456	839	456	17	144
Acacia Research Corporation	$ 1,148	$ 882	$ 24,636	$ 57	$ 266
Operating (loss) income					
Acacia Technologies group	$ (6,013)	$ (9,865)	$ 5,858	$ (12,606)	$ (4,955)
CombiMatrix group	(19,349)	(70,460)	(49,056)	(24,557)	(2,625)
Acacia Research Corporation	$ (25,362)	$ (80,325)	$ (43,198)	$ (37,163)	$ (7,580)
Other (expense) income, net:					
Acacia Technologies group	$ 408	$ (3,503)	$ 2,111	$ (2,897)	$ (818)
CombiMatrix group	214	392	2,055	1,662	(224)
Acacia Research Corporation	$ 622	$ (3,111)	$ 4,166	$ (1,235)	$ (1,042)
(Loss) income from continuing operations before minority interests:					
Acacia Technologies group	$ (5,468)	$ (12,658)	$ 7,034	$ (15,509)	$ (5,791)
CombiMatrix group	(18,999)	(69,921)	(46,846)	(22,816)	(2,851)
Acacia Research Corporation	$ (24,467)	$ (82,579)	$ (39,812)	$ (38,325)	$ (8,642)
Minority interests:					
Acacia Technologies group	$ 17	$ 104	$ (1,277)	$ 866	$ (27)
CombiMatrix group	30	23,702	18,817	8,300	1,248
Acacia Research Corporation	$ 47	$ 23,806	$ 17,540	$ 9,166	$ 1,221
(Loss) income from continuing operations:					
Acacia Technologies group	$ (5,451)	$ (12,554)	$ 5,757	$ (14,643)	$ (5,818)
CombiMatrix group	(18,969)	(46,219)	(28,029)	(14,516)	(1,603)
Acacia Research Corporation	$ (24,420)	$ (58,773)	$ (22,272)	$ (29,159)	$ (7,421)
Loss from discontinued operations [(1)]:					
Acacia Technologies group	$ -	$ (200)	$ -	$ (9,554)	$ (776)
CombiMatrix group	-	-	-	-	-
Acacia Research Corporation	$ -	$ (200)	$ -	$ (9,554)	$ (776)
Net (loss) income:					
Acacia Technologies group	$ (5,451)	$ (12,754)	$ 5,757	$ (24,197)	$ (6,594)
CombiMatrix group	(18,969)	(46,219)	(28,029)	(14,762)	(1,603)
Acacia Research Corporation	$ (24,420)	$ (58,973)	$ (22,272)	$ (38,959)	$ (8,197)
Loss per common share - Basic and diluted[(5)]:					
Loss from continuing operations					
Acacia Research - Acacia Technologies stock	$ (0.28)	$ (0.64)	$ -	$ -	$ -
Acacia Research - CombiMatrix stock	(0.76)	(2.01)	-	-	-
Acacia Research Corporation	-	-	(1.16)	(1.78)	(0.59)
Loss from discontinued operations					
Acacia Research - Acacia Technologies stock	$ -	$ (0.01)	$ -	$ -	$ -
Acacia Research - CombiMatrix stock	-	-	-	-	-
Acacia Research Corporation	-	-	-	(0.58)	(0.06)
Net loss					
Acacia Research - Acacia Technologies stock	$ (0.28)	$ (0.65)	$ -	$ -	$ -
Acacia Research - CombiMatrix stock	(0.76)	(2.01)	-	-	-
Acacia Research Corporation	-	-	(1.16)	(2.38)	(0.65)
Weighted average number of common and potential common shares used in computation of loss per common share[(2) (5)]:					
Basic and diluted					
Acacia Research - Acacia Technologies stock	19,661,655	19,640,808	-	-	-
Acacia Research - CombiMatrix stock	24,827,819	22,950,746	-	-	-
Acacia Research Corporation	-	-	19,259,256	16,346,099	12,649,133

Consolidating Balance Sheet Data(4)
(In thousands)

	At December 31,				
	2003	2002	2001	2000	1999
Total assets:					
Acacia Technologies group	$ 39,978	$ 47,212	$ 62,926	$ 37,062	$ 49,788
CombiMatrix group	50,161	49,973	47,963	61,561	2,003
Eliminations	(99)	(114)	(30)	(107)	-
Acacia Research Corporation	$ 90,040	$ 97,071	$ 110,859	$ 98,516	$ 51,791
Long-term indebtedness:					
Acacia Technologies group	$ -	$ -	$ -	$ -	$ -
CombiMatrix group	-	-	1,845	-	-
Acacia Research Corporation	$ -	$ -	$ 1,845	$ -	$ -
Total liabilities(3):					
Acacia Technologies group	$ 4,188	$ 5,183	$ 5,723	$ 5,075	$ 1,304
CombiMatrix group	24,424	13,972	14,131	15,880	229
Eliminations	(99)	(114)	(30)	(107)	100
Acacia Research Corporation	$ 28,513	$ 19,041	$ 19,824	$ 20,848	$ 1,633
Minority interests(3):					
Acacia Technologies group	$ 1,127	$ 1,487	$ 2,194	$ 2,012	$ 3,992
CombiMatrix group	-	684	30,109	15,512	904
Acacia Research Corporation	$ 1,127	$ 2,171	$ 32,303	$ 17,524	$ 4,896
Redeemable Stockholders' equity:					
Acacia Technologies group	$ 34,663	$ 40,542	$ 55,009	$ 29,975	$ 44,492
CombiMatrix group	25,737	35,317	3,723	30,169	770
Acacia Research Corporation	$ 60,400	$ 75,859	$ 58,732	$ 60,144	$ 45,262

(1) On February 13, 2001, the board of directors of Soundbreak.com, one of our majority-owned subsidiaries, resolved to cease operations as of February 15, 2001 and liquidate the remaining assets and liabilities of Soundbreak.com. Operating results in 1999 have been restated to present Soundbreak.com as discontinued operations. See Note 11 to the Acacia Research Corporation consolidated financial statements.

(2) Potential common shares in 2003, 2002, 2001, 2000 and 1999 have been excluded from the per share calculations because the effect of their inclusion would be anti-dilutive. In addition, all share and per share information has been adjusted as appropriate for all periods presented to reflect a two-for-one stock split effected in March 1998 and a ten percent (10%) stock dividend distributed on December 5, 2001 for stockholders of record as of November 21, 2001.

(3) Effective January 1, 2001, we changed our accounting policy for balance sheet classification of employee stock-based compensation resulting from awards in consolidated subsidiaries. As a result, effective January 1, 2001, amortized non-cash stock compensation charges related to subsidiary stock options are included in minority interests in our consolidated balance sheet. Prior to the change in accounting policy, amortized non-cash stock compensation charges related to subsidiary stock options were reflected as "accrued stock compensation" in consolidated liabilities. There is no impact on previous consolidated statements of operations as a result of this change in accounting policy.

(4) The management and allocation policies applicable to the preparation of the financial statements of the Acacia Technologies group and the CombiMatrix group and as a result, to the measurement by which dividends or performance are determined for each group, may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Acacia Research Board at any time without approval of the stockholders. The Acacia Technologies group's and the CombiMatrix group's financial statements reflect the application of the management and allocation policies adopted by the Acacia Research Corporation's board of directors to various corporate activities. Management has no plans to change allocation methods or the composition of the groups. Refer to Item 7 "Management's Discussion and Analysis of Financial Condition - Critical Accounting Policies" for a description of allocation policies applied.

(5) The 2002 share and per share information gives effect to the recapitalization transaction described elsewhere herein as of January 1, 2002. Historical share and per share information for the Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock is not presented as these classes of securities were not part of Acacia Research Corporation's capital structure during 2001 and prior periods.

Factors Affecting Comparability:

- The Acacia Technologies group revenues reflected in 1999 primarily relate to capital management fee income, including performance fee income, recorded by the Acacia Capital Management division. During the fourth quarter of 1999, Acacia Research

Corporation closed its Acacia Capital Management division. Acacia Capital Management was a general partner in two private investment partnerships and was an investment advisor to two offshore private investment corporations.

- In the fourth quarter of 2000, Acacia Research Corporation recorded $1.0 million in write-offs of other early stage investments and $2.6 million in write-offs of equity investments, attributed to the Acacia Technologies group.

- During the year ended December 31, 2000, CombiMatrix Corporation recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Deferred non-cash stock compensation charges are being amortized by the CombiMatrix group over the respective option grant vesting periods, which range from one to four years. Non-cash stock compensation charges totaled $1.7 million, $6.4 million and $20.0 million in 2003, 2002 and 2001, respectively. Non-cash stock compensation charges were not significant in prior periods.

- In connection with Acacia Research Corporation's increased focus on the media technologies and life sciences sectors, certain of Acacia Research Corporation's businesses allocated to the Acacia Technologies group ceased operations and certain investments were written off in 2000. As a result, marketing, general and administrative costs related to salaries, benefits, consulting, legal and other professional costs were significantly reduced in 2001.

- In June 2003 and September 2002, Acacia Research Corporation recorded impairment charges of $207,000 and $2.7 million, respectively, for an other-than-temporary decline in the fair value of a cost method investment, attributed to the Acacia Technologies group.

- On December 13, 2002, Acacia Research Corporation increased its consolidated ownership interest in CombiMatrix Corporation from 48% to 100% as discussed at Item 7 "Critical Accounting Policies – Accounting for Business Combinations." $17.2 million of the total purchase price of $46.0 million was attributed to acquired in-process research and development, or IPR&D, and was charged to expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2002. Amounts allocated to IPR&D have been attributed to the CombiMatrix group.

- On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery, an officer and stockholder of CombiMatrix Corporation, entered into a settlement agreement with Nanogen to settle all pending litigation between the parties. In addition to other terms of the settlement agreement as described elsewhere herein, CombiMatrix Corporation agreed to pay Nanogen $1.0 million and issued 4,016,346 shares, or 17.5% of its outstanding shares post issuance, to Nanogen. The $1.0 million in payments have been expensed in the consolidated statement of operations for the year ended December 31, 2002 under "legal settlement charges." The issuance of the CombiMatrix Corporation common shares in settlement of the litigation with Nanogen has been accounted for as a nonmonetary transaction. Accordingly, included in "legal settlement charges" in the consolidated statements of operations for the year ended December 31, 2002 is a charge in the amount of $17.5 million based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen. Amounts related to the settlement have been attributed to the CombiMatrix group.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under "Risk Factors" herein.

General

Acacia Research Corporation is comprised of two operating groups, the CombiMatrix group and the Acacia Technologies group.

The CombiMatrix group's core technology opportunity in the life sciences sector has been developed through our wholly owned subsidiary, CombiMatrix Corporation, which is developing a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The CombiMatrix group's technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology.

The Acacia Technologies group is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry. The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary digital media transmission, or DMT technology, enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. The Acacia Technologies group also owns and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003.

CombiMatrix Group

During 2003, the CombiMatrix group received significant payments from its strategic partners and licensees. By continuing the CombiMatrix group's efforts with these partners and by identifying new strategic relationships, the CombiMatrix group intends to maximize the opportunities in the life sciences sector that will be created by commercializing its array system. Highlights of the operating activities for the year ended December 31, 2003 include the following:

- For the year ended December 31, 2003, the CombiMatrix group received cash payments from Roche totaling $9.8 million. Since the inception of its relationship with Roche in July 2001, the CombiMatrix group has received cash payments totaling $26.6 million through December 31, 2003. All payments received from Roche have been recorded as deferred revenues at December 31, 2003.

- In March 2003, the CombiMatrix group's Japanese subsidiary, CombiMatrix K.K., sold and installed a genomics array synthesizer system to Keio University of Japan. CombiMatrix K.K. received and recognized $216,000 in revenues related to the sale and installation of the genomics array synthesizer system in the first quarter of 2003.

- In April 2003, CombiMatrix K.K. sold a DNA array synthesizer to Nihon Gene Research Laboratory, or NGRL. Under the terms of the agreement, NGRL purchased a custom slide array synthesizer and entered into a multi-year agreement to purchase arrays that will be used to provide contract research services in Japan. CombiMatrix K.K. received an advance payment of $182,000 from NGRL for the sale of the synthesizer system, which was recognized as revenue during the third quarter of 2003. CombiMatrix K.K. and NGRL also entered into a co-development and research agreement to investigate various aspects of genetic analysis.

- In April 2003, the CombiMatrix group designed and fabricated the first array based on the SARS (Severe Acute Respiratory Syndrome) corona virus genome. The first arrays were fabricated within 48 hours of publication of the corona virus genome sequence believed to be responsible for SARS, underscoring the CombiMatrix group's ability to rapidly design and build custom arrays. Due to the public health and economic implications of SARS, the CombiMatrix group made the decision to provide a limited number of the new SARS arrays to key government and academic researchers at no cost.

- In May 2003, the CombiMatrix group produced pools of small interfering RNA molecules directed at specific genes of the SARS corona virus. The CombiMatrix group is collaborating with the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health, or NIH, and the U.S. Army Medical Research Institute of Infectious Diseases to conduct the initial screening of the siRNA samples against the SARS corona virus.

- In May 2003, the CombiMatrix group entered into a multi-year strategic alliance with Toppan to develop arrays utilizing the CombiMatrix group's proprietary electrochemical detection approach. Under the terms of the agreement, Toppan paid the CombiMatrix group an upfront fee of $1.0 million in the second quarter of 2003 and an additional development and milestone payment of $1.4 million in December 2003. The CombiMatrix group and Toppan will co-develop semiconductor arrays for applications in life sciences research and development as well as molecular diagnostics. Payments received from Toppan have been recorded as deferred revenues at December 31, 2003.

- In May 2003, Acacia Research Corporation completed a private equity financing raising gross proceeds of $5.2 million through the issuance of 2,417,000 units. Each unit consists of one share of Acacia Research-CombiMatrix common stock, or AR-CombiMatrix stock, and one-half, five-year callable common stock purchase warrant. Each full common stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.75 per share and is callable by Acacia Research Corporation once the daily average of the high and low prices of Acacia Research Corporation's AR-CombiMatrix stock on the Nasdaq SmallCap Market is equal to or above $4.50 for 20 consecutive trading days. Net proceeds raised from the private equity financing of $4.9 million have been attributed to the CombiMatrix group.

- In June 2003, CombiMatrix Corporation launched Express Track™, a drug discovery program, which integrates advanced bioinformatic design applications with the CombiMatrix group's proprietary array-based synthesis technologies to rapidly produce pools of siRNA molecules. The initial focus of Express Track™ is common viral diseases.

- In June 2003, the CombiMatrix group entered into a license agreement with Nanomaterials Discovery Corporation, or NDC, based on the CombiMatrix group's platform technology. Under the terms of the agreement, NDC will have a license to use the CombiMatrix group's array technology to augment and accelerate its own nano-materials discovery program. The CombiMatrix group will share in the revenue from the commercialization of any newly discovered materials. The CombiMatrix group will also receive a license to intellectual property owned by NDC.

- In June 2003, the CombiMatrix group began collaborating with the research group of Dr. Bonaventura Clotet, M.D., Ph.D., of the Retrovirology Laboratory irsiCaixa, a leading research and treatment center for AIDS in Europe, to conduct the initial efficacy screening of pooled siRNA compounds against Human Immunodeficiency Virus, Type-1.

- In August 2003, the CombiMatrix group launched siRNA Solutions™, which partners its RNAi synthesis platform and custom array technology with sophisticated bioinformatics to provide collaborators and customers with a fully integrated program for drug discovery. The CombiMatrix group program is the first to provide a fully integrated service based on a single research platform for discovery and allows researchers to design, synthesize, validate and reiterate gene silencing experiments in days rather than months for any gene in any organism. RNAi technologies are predicted to speed discovery of drug development and significantly reduce costs for biotech and pharmaceutical companies.

- In August 2003, Dr. David L. Danley, Colonel (ret.) U.S. Army, joined the CombiMatrix group as its Director of Homeland Security and Defense Programs. Dr. Danley's responsibilities will include all of the CombiMatrix group's defense related activities, including the joint development of its proprietary products for the detection of biological and chemical warfare agents.

- In September 2003, the CombiMatrix group initiated collaborations with Drs. Daniel Sabath and Stephen Schmechel of the University of Washington to develop an array-based test for the diagnosis of lymphoma. University of Washington researchers are developing sophisticated nucleic acid-based tests for diagnosis of lymphoma using the CombiMatrix group's customizable arrays. In addition, the CombiMatrix group has established a research and collaboration agreement with Rational Diagnostics of Seattle, Washington for further development and commercialization of lymphoma diagnostic products.

- In September 2003, it was announced that The CombiMatrix group and the Computational Biology Research Center, or CBRC, a division of the Japanese National Institute of Advanced Industrial Science and Technology, developed a novel method for the preparation and measurement of DNA methylation in tissue biopsies. The technique uses the

CombiMatrix group's customizable arrays for the detection of methylation at any CpG dinucleotide position in DNA. In the third quarter of 2003 the parties together entered into their first license agreement with a third party in Japan with respect to the use of this jointly developed technology.

- In November 2003, the CombiMatrix group announced that they had been informed by Roche that Roche would not be launching its array platform based on its collaborative efforts with the CombiMatrix group in 2003, as previously indicated by Roche. Roche has not set a new launch date. Within a few days of this release, the CombiMatrix group announced that it would be launching its own array platform, entitled CustomArray™, to a select group of beta customers in December 2003 and to the worldwide life sciences community in March 2004.

- In November 2003, the CombiMatrix group announced that Gregory L. Verdine, Harvard College Professor and Erving Professor of Chemistry in Harvard University's Department of Chemistry and Chemical Biology, will use CombiMatrix arrays to map three-dimensional binding sites for oligonucleotides on folded RNA molecules. This research program aims to discover, in an unbiased screen, discontinuous RNA epitopes that will serve as therapeutic targets for drug intervention. This program may enable the discovery of new drugs and approaches to modulate the operation of RNA molecules in cells.

- In November 2003, the CombiMatrix group was notified that the U.S. Army Medical Research Institute of Infectious Diseases, or USAMRIID, approved a Cooperative Research and Development Agreement, or CRDA with CombiMatrix Corporation on "Microarray Approaches for Environmental and Medical Detection of Biothreat Agents." Under the CRDA, USAMRIID and CombiMatrix Corporation can exchange consultative services, equipment, reagents, and testing support to demonstrate the effectiveness of the CombiMatrix group's Electrochemical-Detection System for identifying biothreat agents.

In 2002, the CombiMatrix's group's operating activities were highlighted by the receipt of $11.5 million in milestone payments pursuant to its license, research and development agreements with Roche, which were recorded as deferred revenues. In addition, the CombiMatrix group recognized $533,000 in grant and contract revenues, including $274,000 in grant revenue resulting from completion of its Phase II SBIR Department of Defense contract, $141,000 in one-time contract research and development revenues, $100,000 in revenue related to performance and completion of its Phase I National Institutes of Health grant and $306,000 from the sale of a genomics array synthesizer system and related array products to two institutions in Japan.

In 2001, the CombiMatrix group's operating activities were highlighted by the receipt of $6.4 million pursuant to separate license, supply and research and development agreements with Roche and the National Aeronautics and Space Administration, or NASA, and continued performance by CombiMatrix Corporation under its Phase II SBIR contract with the Department of Defense. In addition, in 2001 CombiMatrix Corporation continued its expansion of research and development activities under its agreements with its strategic partners.

Acacia Technologies Group

In 2003, the Acacia Technologies group's operating activities were principally focused on the continued development, and commercialization of its DMT patent portfolio. The Acacia Technologies group began to recognize DMT license fee revenues in 2003, recognizing $6,000, $19,000, $186,000 and $481,000 in the first, second, third and fourth quarters of 2003, respectively. 2003 operating expenses include increased internal costs related to the Acacia Technologies group's ongoing DMT patent commercialization and enforcement efforts, including increased engineering costs related to new patent claims and the identification of additional potential licensees of the Acacia Technologies group's DMT technology. Highlights of the operating activities for the year ended December 31, 2003 include the following:

- Since November 2002, the Acacia Technologies group has entered into 117 license agreements for its DMT technology. One hundred and eight (108) of these license agreements were executed during 2003. We have executed license agreements with companies in the hotel in-room entertainment, online music, movie, adult entertainment, e-learning, and sports, news and information industries. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Estimates of the amount of annual license fee revenues that will be generated from our current licensees is uncertain and would be based solely on estimates of revenues and other financial information received from our licensees that could differ materially from actual periodic results. Annual license fees are generally based on the revenues recorded by our licensees which are subject to significant fluctuation from period to period based on our licensees business activities and related varying rates of growth, and we are unable to estimate or predict the impact of these factors on estimated future license fees that we may generate from our existing licensees.

- In February 2003, Acacia Media Technologies initiated DMT patent infringement litigation in the Federal District Court for the Central District of California against approximately 39 defendants who provide adult oriented digital content over the Internet. As of December 31, 2003, nine of the original 39 defendants remain in the initial litigation. In December 2003, Acacia Media Technologies added an additional eight defendants to its pending patent infringement litigation, and is seeking to create a defendant class for all adult entertainment companies that infringe Acacia Media Technologies' DMT patents.

- The Acacia Technologies group's patent on the V-chip technology expired in July 2003. To date, the Acacia Technologies group has out-licensed its V-chip technology to 13 television manufacturers representing approximately 75% of the industry. Depending on the outcome of ongoing licensing efforts and related infringement actions, the Acacia Technologies group may, however, continue to collect license fees on televisions sold in the United States during the patent term, subsequent to the July 2003 patent expiration date.

- In November 2003, Acacia Media Technologies Corporation initiated a patent infringement lawsuit in the Federal District Court for the Central District of California against On Command Corporation, provider of interactive in-room entertainment, information and business services to the lodging industry, regarding Acacia Media Technologies' DMT technology.

During 2002, the Acacia Technologies group's operating activities were highlighted by the continued building of its executive management team, including the hiring of key media technology and intellectual property industry experts that are responsible for the development, licensing and protection of the Acacia Technologies group's intellectual property and proprietary technologies, as well as the pursuit of additional licensing and strategic business alliances with leading companies in the growing intellectual property licensing industry. In addition, in 2002, the Acacia Technologies group increased legal and third-party consulting activities related to its ongoing DMT patent marketing and commercialization efforts, including patent claims construction, patent prosecution and related research and engineering costs.

In 2001, the Acacia Technologies group's operating and financing activities were highlighted by the receipt of $25.6 million in payments from the licensing of the Acacia Technologies group's television V-chip technology, Acacia Research Corporation's completion of a private equity financing raising gross proceeds of $19.0 million which was allocated to the Acacia Technologies group and Acacia Research Corporation's acquisition of the minority interests in Soundview Technologies in June 2001 and Acacia Media Technologies Corporation in November 2001.

Effect of Various Accounting Methods on Results of Operations

Critical Accounting Policies

Our consolidated financial statements and the separate group financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We believe that, of the significant accounting policies discussed in Note 2 to our consolidated and separate group financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

- revenue recognition;
- research and development expenses;
- accounting for income taxes;
- valuation of long-lived and intangible assets and goodwill;
- accounting for business combinations;
- basis of presentation of separate group financial statements; and
- management and allocation policies relating to AR-Acacia Technologies stock and AR-CombiMatrix stock.

Revenue Recognition

As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized or deferred for any period if management made different judgments.

Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Acacia Technologies Group

Under the terms of our DMT license agreements, the Acacia Technologies group grants an annual non-exclusive license for the use of its patented DMT technology. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Pursuant to the terms of our DMT license agreements, once executed, the Acacia Technologies group has no further obligations with respect to the grant of the annual license each year. License fees paid to and recognized as revenue by the Acacia Technologies group are non-refundable.

Per Unit Royalties: Revenue generated from license agreements that provide for the calculation of royalties on a per-unit basis are accrued and recognized as revenue in the period earned, provided that amounts are fixed or determinable and collectibility is reasonably assured.

Percentage of Licensee Sales Royalties: Certain license agreements provide for the calculation of license fees based on a licensee's actual quarterly sales applied to a contractual royalty rate. Licensees that pay license fees on a quarterly basis generally report actual quarterly sales information and related quarterly license fees due to the Acacia Technologies group within 30 to 45 days after the end of the quarter in which such activity takes place. Consequently, the Acacia Technologies group recognizes revenue from these licensing agreements on a three-month lag basis, in the quarter following the quarter of sales, provided amounts are fixed or determinable and collectibility is reasonably assured. The lag method described above allows for the receipt of licensee royalty reports prior to the recognition of revenue.

Minimum Upfront Annual Royalties: Certain license agreements provide for the calculation and payment of a minimum upfront annual license fee, based upon a licensee's expected annual sales during each annual license term. These license fee payments are deferred and amortized to revenue on a straight-line basis over the annual license term. To the extent actual annual royalties reported at the conclusion of each annual license term exceed the amount prepaid, the additional royalties are recognized in revenue in the quarter following the annual license term, provided that amounts are fixed or determinable and collectibility is reasonably assured.

License fee payments received by the Acacia Technologies group that do not meet the revenue recognition criteria described above are deferred until the revenue recognition criteria are met. The Acacia Technologies group assesses collection of accrued license fees based on a number of factors, including past transaction history and credit-worthiness. If it is determined that collection is not reasonably assured, the fee is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash.

The Acacia Technologies group's V-chip technology settlement and/or license agreements provide for the payment of contractually determined license fees to us in consideration for the grant to the television manufacturer of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by Soundview Technologies' V-chip patent through July 2003, the expiration date of the V-chip patent. Certain of the V-chip license agreements also provide for future royalties or additional required payments based on future television sales or the outcome of future litigation and settlement activities.

The Acacia Technologies group is responsible for the licensing and protection of its intellectual property and proprietary technologies and pursues third parties that are utilizing its intellectual property without a license or who have under-reported the amount of royalties owed under a license agreement with the Acacia Technologies group. As a result of these activities, from time to time, we may recognize royalty revenues that relate to infringements by our licensees that occurred in prior periods. These royalty recoveries may cause revenues to be higher than expected during a particular reporting period and may not occur in subsequent periods. Differences between amounts initially recognized and amounts subsequently audited or reported as an adjustment to those amounts, will be recognized in the period such adjustment is determined as a change in accounting estimate.

CombiMatrix Group

The CombiMatrix group derives revenues primarily from three sources: (i) government grants and contract revenues and (ii) multiple-element arrangements with strategic partners and licensees and (iii) product sales.

Government Grants: Revenues from government grants and contracts are recognized as the related services are performed, when the services have been accepted by the grantor and collectibility is reasonably assured. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms.

Revenues Under Multiple-element Arrangements with Strategic Partners and Licensees: The CombiMatrix group accounts for revenues under multiple-element arrangements in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," or SAB No. 104 and Emerging Issues Task Force, or EITF, Issue 00-21, "Revenue Arrangements with Multiple Deliverables," and related pronouncements. Arrangements with multiple elements or deliverables must be segmented into individual units of accounting based on the separate deliverables only if there is objective and verifiable evidence of fair value to allocate the consideration received to the deliverables. Accordingly, revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received and/or billable in connection with other rights and services that represent continuing obligations of the CombiMatrix group, are deferred until all of the multiple elements have been delivered or until objective and verifiable evidence of the fair value of the undelivered elements has been established. Upon establishing objective and verifiable evidence of the fair value of the elements in multiple-element arrangements, the fair value is allocated to each element of the arrangement, such as license fees or research and development projects, based on the relative fair values of the elements. The CombiMatrix group determines the fair value of each element in multiple-element arrangements based on objective and verifiable evidence of fair value, which is determined for each element based on the price charged when the same element is sold separately to a third party. If objective and verifiable evidence of fair value of all undelivered elements exists but objective and verifiable evidence of fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the revenues from delivered elements are not recognized until the fair value of the undelivered element(s) have been determined.

For the years ended December 31, 2003 and 2002, the CombiMatrix group received cash consideration from Roche of $9.8 million and $11.5 million, respectively. In 2003, the CombiMatrix group also received an up-front payment of $1.0 million and subsequent milestone payments of $1.4 million pursuant to its agreement with Toppan. All payments received to date from Roche and Toppan have been classified as deferred revenue in the CombiMatrix group's December 31, 2003 and 2002 consolidated balance sheets due to the determination that objective and verifiable evidence of fair value does not currently exist for the remaining undelivered elements. Pursuant to EITF 00-21, SAB No. 104 and related guidance, the elements associated with the amounts received to date and additional milestone payments will be treated as one accounting unit. The up-front fees and cash payments received upon the accomplishment of the contractual milestones will be deferred. Revenue will be recognized when all of the related elements, for which objective and reliable evidence does not exist, have been delivered and there is objective and reliable evidence to support the fair value for all of the undelivered elements.

In connection with the step acquisition described below, and the application of purchase accounting, Acacia Research Corporation was required to record CombiMatrix Corporation's assets and liabilities at fair value, including deferred revenue. As a result, deferred revenue, primarily consisting of milestone payments and other cash receipts from Roche and NASA, was reduced by $8.4 million to reflect the fair value of the continuing obligation related to the 52% interest acquired by Acacia Research Corporation.

Product Sales. In general, revenues from the sale of products and/or services are recognized when delivery has occurred or services have been rendered.

Research and Development Expenses

Research and development expenses relate solely to the CombiMatrix group. The CombiMatrix group has been and continues to be engaged in a number of research and development initiatives to improve and expand its array system, including increasing the number of test sites on each array from their current density of 1,024 sites per square centimeter to over 10,000 sites per square centimeter and by developing additional applications of CombiMatrix group's technology for national and homeland defense and drug discovery.

Except for the amortization of non-cash deferred stock compensation discussed below, research and development expenses have been the CombiMatrix group's largest expense category to date and consist of costs to develop a semiconductor-based, array system. These costs include salaries, benefits, recruiting and relocation expenses attributed to the CombiMatrix group's research and development personnel, costs incurred in the development of prototype products, contract engineering and development with third parties, the consumption of laboratory materials and supplies and facilities costs. The CombiMatrix group expects to continue to incur significant expenses for research and development in order to commercialize its array platform. Once commercialization for this platform technology has been achieved, the related research and development spending will decrease. The CombiMatrix group expects that new research and development efforts in collaboration with other strategic partners will supplant existing collaboration efforts as they are completed. As a result, the CombiMatrix group expects that the group's research and development expenses will be volatile and could increase in the near term.

The CombiMatrix group accounts for research and development expenses pursuant to Statement of Financial Accounting Standards, or SFAS, No. 2, "Accounting for Research and Development Costs," which requires that all research and development costs be charged to expense as incurred. These would include the costs described above as well as costs incurred to acquire technologies, which are utilized in research and development and which have no alternative future use. Also, costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Research and development refers to a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. Significant management estimates are required with respect to the determination of which costs relate to plans or designs for a new product or process or for a significant improvement to an existing product. Had the CombiMatrix group determined that certain costs incurred were not related to research and development activities, different accounting treatment for such costs may have been required.

The costs of software developed or obtained for internal use is expensed as incurred until certain capitalization criteria have been met, at which time such costs are capitalized and reported as a component of property and equipment. To date, these costs have been classified as research and development expenses. Significant management estimates are required with respect to the determination of when certain capitalization criteria have been met. Typically this occurs upon completion of a prototype and design phase and a functioning model exists. Thereafter, all software program costs are required to be capitalized and amortized over the remaining estimated useful life of the software. Had management made differing judgments regarding the capitalization criteria, different accounting treatment of costs of software developed for internal use may have been required.

For the year ended December 31, 2002, Acacia Research Corporation recorded a charge for acquired in-process research and development of $17.2 million, in connection with our December 2002 step acquisition of the outstanding ownership interests in CombiMatrix Corporation. The value assigned to acquired in-process technology was determined by identifying those acquired specific in-process research and development projects that would be continued and for which (a) technological feasibility had not been established at the acquisition date, (b) there was no alternative future use and (c) the fair value was estimable with reasonable reliability.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimating of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, amortization of intangibles and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations and comprehensive loss.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. We have recorded a full valuation allowance against our deferred tax assets of $90.6 million as of December 31, 2003, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, we have considered our estimates of future taxable income, the period over which our deferred tax assets may be recoverable, our history of losses and our assessment of the probability of continuing losses in the foreseeable future. In management's estimate, any positive indicators, including forecasts of potential future profitability of our businesses, are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income. In the event that actual results differ from these estimates or we adjust these estimates should we believe we would be able to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact our financial position and results of operations.

Valuation of Long-lived and Intangible Assets and Goodwill

We review long-lived assets and intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments; and
- significant decline in our stock price for a sustained period.

In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

In September 2002 and 2003, the U.S. District Court - Connecticut granted certain motions for summary judgment filed by the defendants in Soundview Technologies federal patent infringement and antitrust lawsuits as described at Item 3. "Legal Proceedings." Significant assumptions used in connection with our impairment testing of the Acacia Technologies group's goodwill and intangibles consider the impact of the rulings referenced above. Near term potential for the recording of impairment charges exists related to V-chip related intangibles totaling $1.7 million at December 31, 2003, in the event that we experience any additional adverse rulings related to our pending antitrust and/or infringement actions.

Goodwill is evaluated for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, which provides that goodwill is no longer subject to amortization. Instead, goodwill is subject to a periodic review for potential impairment at a reporting unit level. Reviews for potential impairment must occur at least annually and may be performed earlier if circumstances indicate that an impairment may have occurred. Acacia Research Corporation has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. Our reporting units are: 1) Acacia Media Technologies Corporation and 2) Soundview Technologies, Inc., which are the primary components of the Acacia Technologies group, and 3) the CombiMatrix group. As of January 1, 2002, the date of adoption of the standard, we had unamortized goodwill in the amount of $4.6 million. We performed a transitional goodwill impairment assessment in 2002 and a year-end goodwill impairment assessment in 2002 and 2003 and determined that there was no impairment of goodwill. The fair values of our reporting units were estimated using a discounted cash flow analysis. The carrying value of goodwill not subject to amortization at December 31, 2003 totaled $21.2 million. To date, goodwill has not been impaired. In assessing the recoverability of goodwill and other intangible assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in future periods, future goodwill impairment tests may result in a charge to earnings.

Accounting for Business Combinations

On December 13, 2002, Acacia Research Corporation increased its consolidated ownership interest in CombiMatrix Corporation from 48% to 100% by acquiring from existing stockholders of CombiMatrix Corporation 11,987,052 shares of CombiMatrix Corporation common stock in exchange for 11,987,052 shares of AR-CombiMatrix stock with a fair value of $46.0 million. The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the AR-CombiMatrix stock issued in the transaction was based on the quoted market price of AR-CombiMatrix stock averaged over a five-day period (from December 16, 2002, the first day of trading for the AR-CombiMatrix stock through December 20, 2002). The total purchase price of $46.8 million, including acquisition costs of $0.8 million, was allocated to the fair value of assets acquired and liabilities assumed, including acquired in-process research and development, or IPR&D. The amount attributable to CombiMatrix Corporation's core technology and related patents was $5.3 million, which is being amortized using the straight-line method over the estimated economic useful life of 7 years. The amount attributable to IPR&D of $17.2 million was charged to expense and is included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2002. The amount attributable to goodwill was $16.0 million. Amounts allocated to patents, IPR&D and goodwill have been attributed to the CombiMatrix group.

As described above, $17.2 million of the purchase price was allocated to IPR&D projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the 2002 consolidated statement of operations and comprehensive loss as of the acquisition date. The amounts attributed to acquired IPR&D were based on an independent appraisal and were developed using an income approach. The in-process technologies were valued using a discounted cash flow model on a project-by-project basis, which estimated the cash flows expected to result from each project once it has reached technological feasibility. A discount rate consistent with the risks of each project was used to estimate the present value of future cash flows. In estimating future cash flows, management considered the contribution of its core technology (for which a United States patent was obtained in July 2000) that would be required for successful exploitation of purchased in-process technology, in order to value the core and in-process technologies discretely. As a result, future cash flows relating to each purchased IPR&D project were reduced in order to reflect the contribution of core technology to each IPR&D project. The cash flows from these projects attributable to core technology were then separately valued to determine the intangible asset value of purchased core technology. In determining the contribution of core technology to in-process projects, management used a profit split approach which considered the estimated profit split between a licensor and licensee of the core technology and management's assessment of how critical the core technology was to the IPR&D projects.

The nature of the efforts to develop the purchased IPR&D into commercially viable products principally relates to the completion and/or acceleration of existing development programs. These efforts include testing current and alternative materials used in array design, testing of existing and alternative methods for array synthesis, developing prototype machinery (including operating software) to synthesize, hybridize and read individual arrays, and to perform numerous experiments, or assays, with actual target samples in order to determine customer protocols and procedures for using the CombiMatrix group's array system. The costs of these efforts have been included in the CombiMatrix group's projections to successfully launch the purchased IPR&D projects. The resulting net cash flows from such projects are based on management's estimates of revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, the anticipated effect of income taxes, and required returns on working capital, fixed assets and other assets necessary to support the generation of these cash flows.

The discounting of net cash flows relating to core technology to their present value is based on CombiMatrix Corporation's weighted average cost of capital, or WACC. The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC for CombiMatrix Corporation was approximately 20% at the time of the merger and is the rate used in discounting the net cash flows attributable to purchased core technology. Due to the additional inherent risks associated with the purchased IPR&D projects, including if and when the technologies will ultimately become commercially viable, market acceptance risks, and threats from competing technologies, higher discount rates were used to value the projects. The discount rates used for each project are described below.

The forecast data employed in the valuation analyses was based upon product level forecast information obtained by Acacia Research Corporation from numerous internal and external resources. These resources included publicly available databases, external market research consultants, company-sponsored focus groups and internal market experts. Management reviewed and challenged the forecast data and related assumptions and utilized the information in analyzing IPR&D. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, Acacia Research Corporation management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results. Any such variance may result in a material adverse effect on Acacia Research Corporation's financial condition and results of operations.

In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered for each of the programs under development. The acquired IPR&D consists of CombiMatrix Corporation's work to complete each of the identified programs. The programs are very specific to research market for which they are intended. There are no alternative uses for the in-process programs in the event that the programs fail in their continued development or are otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for Acacia Research Corporation as defined by generally accepted accounting principles. Following is a brief description of each IPR&D project.

Genomics Biological Array System: CombiMatrix Corporation's genomics biological array processor system is being developed to discretely immobilize sequences of DNA or RNA within individual test sites on a modified semiconductor chip coated with a three-dimensional layer of porous material. The system also includes proprietary hardware units and related software applications to be able to synthesize materials onto the chips, apply target samples of genetic materials and interpret the results. The application of this system will be in gene expression profiling and SNP genotyping, which could lead to the better understanding of gene function and ultimately therapeutic discovery to fight disease. CombiMatrix Corporation's projected cash flow models from commercializing this system include servicing CombiMatrix Corporation's existing relationship with Roche as well as other strategic partners, including pharmaceutical, biotech and academic institutions. Although ongoing research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and broadly accepted by the pharmaceutical, biotech and academic research fields. The value assigned to the genomics biological array system IPR&D project was $14.0 million. A risk-adjusted discount rate of 32% was applied to the project's estimated cash flows.

Proteomics Biological Array System: CombiMatrix Corporation's proteomics biological array processor system is being developed to discretely immobilize proteins and other small molecules within individual test sites on a modified semiconductor chip in a similar fashion as described above for the genomics biological array system. However, the porous reaction layer coating used in synthesis and manner in which the software used to design probes for protein immobilization are significantly different from what is currently being developed for the genomics application. Further, the proteomics biological array system primarily uses electrochemical methods for detection of assay results, which contrasts with the optical means that are the primary method used with the CombiMatrix Corporation's genomics products. These differences arise largely due to the inherent biological differences between DNA molecules and protein molecules and how they interact with the CombiMatrix group's proprietary technology. The proteomics biological array system is used for detection and identification of bio-threat agents in CombiMatrix Corporation's biological and chemical threat agent detector development programs that are currently in process. Although ongoing research and development efforts in commercializing this system have been positive, there can be no assurance that the system will be successfully launched and accepted by the government, pharmaceutical, biotech and academic research fields. The value assigned to the proteomics biological array system IPR&D project was $3.2 million. A risk- adjusted discount rate of 60% was applied to the project's estimated cash flows.

Basis of Presentation of Separate Group Financial Statements

The CombiMatrix group and Acacia Technologies group financial statements have been prepared in accordance with generally accepted accounting principles and, taken together, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of the CombiMatrix group and the Acacia Technologies group reflect the financial condition, results of operations and cash flows of the businesses included therein. The financial statements of each group include the accounts or assets of Acacia Research Corporation specifically attributed to the respective groups and give effect to the applicable accounting policies. The group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect the financial position, results of operations and cash flows of businesses that comprise the separate groups and all other corporate assets, liabilities and related transactions of Acacia Research Corporation attributed to the respective groups, including allocated portions of Acacia Research Corporation's general and administrative costs. Intergroup transactions between the CombiMatrix group and the Acacia Technologies group have not been eliminated in the separate group's financial statements.

The preparation of the divisional financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant management estimates and judgments are required related to the implementation of the management and allocation policies applicable to the preparation of the divisional financial statements of the CombiMatrix group and the Acacia Technologies group. Individual group results may be significantly impacted based on management's estimates and judgments.

Management and Allocation Policies Relating to AR-Acacia Technologies Stock and AR-CombiMatrix Stock

The management and allocation policies applicable to the preparation of the divisional financial statements of the CombiMatrix group and the Acacia Technologies group (collectively, "the groups") may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Acacia Research Corporation board of directors at any time without approval of the stockholders. The group divisional financial statements reflect the application of the management and allocation policies adopted by the Acacia Research Corporation board of directors to various corporate activities, as described below. The group's divisional financial statements should be read in conjunction with Acacia Research Corporation's consolidated financial statements and related notes.

Treasury and Cash Management Policies

Acacia Research Corporation manages most treasury and cash management activities on a de-centralized basis, with each group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Acacia Research Corporation board of directors, the following policies apply:

- Acacia Research Corporation attributes each issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and attributes each issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

- Acacia Research Corporation attributes each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof) between the Acacia Technologies group and the CombiMatrix group or entirely to one group as determined by the Acacia Research Corporation board of directors, based on the extent to which Acacia Research Corporation incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group and the Acacia Technologies group;

- Dividends, if any, on AR-Acacia Technologies stock will be charged against the Acacia Technologies group, and dividends, if any, on AR-CombiMatrix stock will be charged against the CombiMatrix group;

- Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

- Acacia Research Corporation will account for any cash transfers from Acacia Research Corporation to or for the account of a group, from a group to or for the account of Acacia Research Corporation, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a capital contribution or (C) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research Corporation will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research Corporation to the Acacia Technologies group or to the CombiMatrix group up to $25.0 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research Corporation could borrow such funds and shall not be accounted for as a capital contribution. The Acacia Research Corporation board of directors will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Acacia Research Corporation board of directors may consider include, without limitation: the current and projected capital structure of each group; the financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

- Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research Corporation could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research Corporation could borrow such funds.

Corporate General and Administrative Services and Facilities

Acacia Research Corporation allocates the cost of corporate general and administrative services and facilities between the groups generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research Corporation uses other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials.

Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research Corporation and the groups or any resolutions of the Acacia Research Corporation board of directors, the corporate general and administrative services and facilities allocated between the groups include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services and services relating to the Acacia Research Corporation board of directors.

Allocation of Federal and State Income Taxes

Acacia Research Corporation determines its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Acacia Research Corporation allocates consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution, whether positive or negative, to Acacia Research Corporation's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research Corporation credits tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed on a separate return basis.

Had the groups filed separate tax returns, the provision (benefit) for income taxes and net income (loss) for each group would not have differed from the amounts reported in the groups' statements of operations for the years ended December 31, 2003, 2002, and 2001.

Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research Corporation, separate or local taxable income.

Acacia Research Corporation Consolidated
Results of Operations

Revenues (in thousands)

	2003	2002	2001
License fee income	$ 692	$ 43	$ 24,180
Product revenue	407	306	-
Grant and contract revenue	49	533	456
Cost of sales	(99)	(263)	-

License Fee Income. License fee income recognized in 2003 relates solely to DMT technology license fee revenues, which the Acacia Technologies group began to recognize in the first quarter of 2003. Under the terms of our DMT license agreements, the Acacia Technologies group grants an annual non-exclusive license for the use of its patented DMT technology. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Refer to "Critical Accounting Policies – Revenue Recognition" for a description of our license fee revenue recognition policies. In 2002 and 2001, license fee income recognized represents one-time V-chip license fee payments received from television manufacturers with whom we executed separate settlement and/or license agreements. The Acacia Technologies group has executed V-chip license agreements with 13 television manufacturers representing approximately 75% of the televisions sold in the United States.

Product Revenues and Cost of Sales. In 2003, product revenues and cost of sales were recognized by CombiMatrix K.K. from sales of genomics array synthesizers and related array products and services, primarily to Japanese research institutions in the first and third quarters of 2003. In 2002, product revenue and cost of sales relate to the sale of an array synthesizer, an array reader and arrays to a Japanese government institution by CombiMatrix K.K. in the second and third quarters of 2002.

Grant and Contract Revenue. Contract revenues in 2003 and 2002 relate to ongoing contract maintenance and service revenues earned by CombiMatrix K.K., which were $49,000 and $20,000, respectively. During 2002, grant revenues included amounts earned from CombiMatrix Corporation's performance under its Phase I SBIR Department of Defense contract, Phase I NIH grant and one-time contract research and development revenues. The SBIR Department of Defense and NIH grants were completed during the third quarter of 2002. Grant revenue for 2001 related to CombiMatrix Corporation's continued performance under its Phase II SBIR contract.

Research and Development Expenses (in thousands)

	2003	2002	2001
Research and development expenses	$ 8,098	$ 18,187	$ 11,656
Charge for acquired in-process research and development	-	17,237	-

Research and Development Expenses. During 2003, 2002 and 2001, the CombiMatrix group's research and development activities continued to be driven primarily by ongoing performance obligations under the product commercialization phase of its license and research and development agreements with Roche. These activities include costs associated with direct labor, supplies and materials, development of prototype arrays and instruments and the use of outside consultants for certain engineering efforts. Due to the achievement of several significant milestones during the third and fourth quarters of 2002, these research and development activities decreased during 2003, as compared to 2002 and 2001. The CombiMatrix group expects its research and development expenses to be volatile and such expenses could increase in future periods as additional milestones are achieved for both existing and future contract research and development agreements.

Charge for Acquired In-process Research and Development. Operating expenses in 2002 include a non-cash charge for acquired in-process research and development of $17.2 million, related to Acacia Research Corporation's purchase of the stockholder interests in CombiMatrix Corporation that we did not already own. See "Critical Accounting Policies – Accounting for Business Combinations" for a discussion of the allocation of the purchase price and the accounting for acquired in-process research and development.

Marketing, General and Administrative Expenses and Legal Settlement Charges (in thousands)

	2003	2002	2001
Marketing, general and administrative expenses	$ 14,917	$ 18,632	$ 32,664
Legal settlement charges	144	18,471	-

Marketing, General and Administrative Expenses. The decrease in 2003, as compared to 2002, was due primarily to a decrease in the CombiMatrix group's corporate legal expenses primarily as a result of settling the litigation with Nanogen, a decrease in legal and accounting expenses related to Acacia Research Corporation's recapitalization and merger transactions completed in December 2002 and a decrease in overhead due to reduced general and administrative personnel. This decrease was partially offset by an increase in the CombiMatrix group's rent and utilities expenses as a result of the increase in occupancy of its corporate headquarters in Mukilteo, Washington, an increase in the CombiMatrix group's one-time accrued severance related expenses incurred in the first quarter of 2003 and an increase in costs related to the Acacia Technologies group's ongoing DMT patent commercialization and enforcement efforts, including increased legal and engineering costs related to new patent claims, enforcement and the identification of additional potential licensees of our DMT technology. DMT related legal fees to outside attorneys are charged based on actual time and out-of-pocket expenses incurred by external counsel and are not incurred on a contingent fee basis.

The decrease in 2002, as compared to 2001, was primarily due to a decrease in V-chip license fee revenues and related contingent legal fees expense in 2002. Legal fees related to the V-chip license fee agreements executed with television manufacturers are generally incurred on a contingency basis, based on license fee payments received. V-chip related legal fees incurred were not material in 2002, as compared to $11.0 million in 2001. The decrease was also due to reductions in the CombiMatrix group's sales and marketing staff and related expenses, decreased recruitment and relocation expenses and reduced corporate legal fees incurred during 2002, as compared to 2001, primarily as a result of settling the litigation with Nanogen. This decrease was partially offset by an increase in personnel, legal and consulting fees incurred in connection with ongoing DMT patent marketing and commercialization efforts, including patent claims construction, patent prosecution and related research and engineering costs, an increase in professional fees incurred in connection with the December 2002 recapitalization and merger transactions discussed elsewhere herein, and an increase in CombiMatrix Corporation's rent and utilities expenses as a result of an increase in occupancy of its headquarters in Mukilteo, Washington.

Legal Settlement Charges. In connection with the September 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery, and Nanogen (see Note 14 to the Acacia Research Corporation consolidated financial statements included elsewhere herein) CombiMatrix Corporation expensed a $1.0 million payment to Nanogen ($500,000 paid in 2002 and $500,000 paid in 2003) and recorded a non-cash charge in the amount of $17.5 million related to the fair value of CombiMatrix Corporation common shares issued to Nanogen.

Non-cash Stock Compensation Expense (in thousands)

	2003	2002	2001
Non-cash stock compensation expense - research and development	$ 466	$ 1,868	$ 7,183
Non-cash stock compensation expense - marketing, general and administrative	1,189	4,559	13,636

The decrease in non-cash stock compensation charges is primarily due to forfeitures of certain unvested options in 2003, 2002 and 2001 related to employee turnover at CombiMatrix Corporation and the accelerated method of amortization utilized pursuant to Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," or FIN No. 28, which results in higher amounts of amortization in the early vesting periods. The remaining amount of deferred stock compensation expense of $766,000 as of December 31, 2003, all related to the CombiMatrix group, is expected to be fully amortized by the end of 2004.

Amortization of Patents and Goodwill (in thousands)

	2003	2002	2001
Amortization of patents and goodwill	$ 1,597	$ 1,990	$ 2,695

The decrease in 2003, as compared to 2002, was due to a reduction in patent amortization expense related to V-chip technology related patent costs and other intangibles that were fully amortized during 2002. The decrease was partially offset by an increase in amortization expense related to the December 2002 step acquisition of CombiMatrix Corporation by Acacia Research Corporation, which resulted in the recognition of an additional intangible asset related to CombiMatrix Corporation's core technology valued at $5.3 million, which is being amortized over an economic useful life of approximately 7 years.

The decrease in 2002, as compared to 2001, was due to the adoption of SFAS No. 142, effective January 1, 2002, which requires goodwill to be tested for impairment at least annually and written off when determined to be impaired, rather than being amortized as previous standards required. Amortization expense in 2001 includes $1.1 million of goodwill amortization. The reduction in 2002 goodwill amortization was partially offset by an increase in 2002 patent amortization related to the increase in our ownership interest in Acacia Media Technologies Corporation from 33% to 100% in November 2001, which resulted in an increase in patent related intangibles that are being amortized over the economic useful life of approximately 10 years.

Other Income (Expenses), Net (in thousands)

The significant components of other income (expense), net were as follows:

	2003	2002	2001
Impairment of cost method investment	$ (207)	$ (2,748)	$ -
Interest income	735	1,209	3,762
Realized gains (losses) on short-term investments	94	(1,184)	350
Unrealized (losses) gains on short-term investments	-	(249)	237

Impairment of Cost Method Investment. In the second quarter of 2003, we recorded an impairment charge of $207,000 for an other-than-temporary decline in the fair value of our cost method investment. Impairment indicators included a continued decline in the working capital of the entity and reference to a recent equity transaction and related valuation indicating an other-than-temporary decline in fair value of the investment. In September 2002, we recorded an impairment charge of $2.7 million for an other-than-temporary decline in the fair value of the same cost method investment. Impairment indicators included recurring losses, a decline in working capital and the completion of a recent equity transaction at an amount below our carrying value.

Interest Income. The decrease in 2003 and 2002 is primarily due to decreases in average cash balances during the respective periods related to net operating cash outflows for the CombiMatrix group and the Acacia Technologies group and the continuing impact of declining interest rates and other external economic factors negatively impacting rates of return on short-term investments occurring during 2001, 2002 and continuing in 2003.

Realized and Unrealized Gains/Losses on Short-term Investments. The decrease is due to no investments classified as trading securities held during 2003 and the sale of the balance of our trading securities during 2002.

Income Taxes (in thousands)

	2003	2002	2001
Benefit (provision) for income taxes	$ 273	$ 857	$ (780)

The 2003 and 2002 income tax benefits reflect the impact of the reversal of deferred tax liabilities related to the amortization of identifiable intangible assets related to certain of Acacia Research Corporation's step acquisitions during 2001 and 2000. The 2002 income tax benefit also reflects the impact of differences between the 2001 income tax provision and Acacia Research Corporation's final 2001 consolidated tax return filed in September 2002, and is the result of additional deductions against Soundview Technologies taxable income. In 2001, Acacia Research Corporation recorded taxable income relating principally to V-chip license fee income generated by Soundview Technologies.

Minority Interests (in thousands)

	2003	2002	2001
Minority interests	$ 47	$ 23,806	$ 17,540

The decrease is due to Acacia Research Corporation's acquisition of the remaining ownership interests in Soundview and Acacia Media Technologies in 2001, CombiMatrix Corporation in December 2002, and CombiMatrix K.K. in July 2003 and approximately 99% of the remaining ownership interests in Advanced Material Sciences in July 2003.

Inflation

Inflation has not had a significant impact on Acacia Research Corporation in the current or prior periods.

Liquidity and Capital Resources

Acacia Research Corporation's consolidated cash and cash equivalents along with short-term investments totaled $50.5 million at December 31, 2003, compared to $54.7 million at December 31, 2002. Working capital at December 31, 2003 was $30.7 million, compared to $41.0 million at December 31, 2002. At December 31, 2003 and 2002 working capital included $18.1 million and $10.7 million in deferred revenues, respectively, primarily related to the CombiMatrix group's agreements with Roche and Toppan, which are not subject to any refund or repayment obligations and do not represent payment obligations of the CombiMatrix group. See "Critical Accounting Policies – "Revenue Recognition" in this section, for a description of deferred revenue and related revenue recognition policies.

To date, we and our subsidiaries have relied primarily upon selling equity securities and payments from our strategic partners and licensees to generate the funds needed to finance the operations of our business groups.

Net cash used in continuing operating activities in 2003 was $9.2 million, compared to $19.7 million in 2002. The decrease was primarily attributable to a reduction in research and development expenses incurred by the CombiMatrix group and a decrease in consolidated marketing, general and administrative expenses in 2003 (before the impact of changes in working capital) as compared to 2002. The change was also due to a net increase in working capital during 2003, primarily related to cash payments received by CombiMatrix Corporation totaling $12.8 million, consisting primarily of $9.8 million related to the completion of certain milestones and delivery of prototype products and services pursuant to its agreements with Roche and an up-front payment of $1.0 million and a $1.4 million milestone payment pursuant to its agreement with Toppan. The Roche and Toppan cash payments received have been recorded as deferred revenues at December 31, 2003. In 2002, the increase in deferred revenues related to cash receipts, primarily from Roche, totaling $11.5 million.

Net cash flows used in continuing investing activities was $7.1 million in 2003, compared to net cash provided by investing activities of $7.0 million in 2002. The change was primarily due to an increase in short-term investments purchased during 2003 in connection with ongoing short-term cash management activities, offset by a decrease in fixed asset purchases by CombiMatrix Corporation and the absence of acquisition costs in 2003, as compared to 2002.

Net cash provided by financing activities was $6.0 million in 2003, compared to net cash used in financing activities of $2.9 million in 2002. In May 2003, Acacia Research Corporation completed a private equity financing raising net proceeds of $4.9 million and received proceeds from the exercise of options and warrants totaling $1.1 million. Cash used in financing activities in 2002 was comprised primarily of payments on CombiMatrix Corporation's capital lease obligation totaling $2.8 million (the capital lease obligation was paid in full in November 2002) and net capital distributions to minority shareholders of subsidiaries of $318,000, which were partially offset by proceeds from stock option exercises of $242,000.

At December 31, 2001, Acacia Research Corporation's consolidated cash and cash equivalents and short-term investments totaled $84.6 million and working capital totaled $72.4 million. During 2001, net cash used in continuing operations of $10.4 million included $6.4 million in payments received from Roche and NASA by the CombiMatrix group and $25.6 million in gross V-chip license fee payments received and recognized as revenues by the Acacia Technologies group. Net cash outflows from operations were offset by proceeds from the issuance of our common stock of $18.3 million, capital from minority shareholders in our subsidiaries, CombiMatrix Corporation and Advanced Material Sciences, totaling $3.3 million, proceeds from stock option and warrant exercises of $1.8 million, and net sales of available-for-sale securities of $19.6 million, partially offset by cash out flows related to the acquisition of the outstanding ownership interests in Acacia Media Technologies and the purchase of the outstanding interests in Soundview Technologies.

We have sustained losses since our inception contributing to an accumulated deficit of $183.4 million on a consolidated basis, which includes net losses of $24.4 million, $59.0 million and $22.3 million in 2003, 2002 and 2001, respectively. Net losses include significant non-cash acquired in-process research and development, litigation and stock compensation charges reflected in the accompanying Acacia Research Corporation consolidated results of operations data for 2003, 2002 and 2001. The consolidated accumulated deficit includes a non-cash increase related to a reclassification of accumulated deficit in the amount of $21.7 million to permanent capital representing the fair value of the ten percent (10%) stock dividend distributed to stockholders in 2001.

There can be no assurance that we will become profitable. If we do, we may never be able to sustain profitability. We expect to incur significant losses for the foreseeable future. We are making efforts to reduce expenses and may take steps to raise additional capital.

Management believes that our cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet our cash requirements through at least the next twelve months. There can be no assurances that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funding could be made through equity, debt or other external financing and there can be no assurance that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our business may suffer.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2004. We have no committed lines of credit or other committed funding or long-term debt. The following table lists Acacia Research Corporation's material known future cash commitments:

	Payments Due by Period (in thousands)				
Contractual Obligations	**2004**	**2005**	**2006**	**2007**	**2008 and Thereafter**
Operating Leases	$2,159	$2,221	$2,148	$1,976	$1,615
Minimum Royalty Payments(1)	138	100	100	100	1,100
Total Contractual Cash Obligations	$2,297	$ 2,321	$2,248	$ 2,076	$ 2,715

(1) Refer to Note 14 to the Acacia Research Corporation consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation and Dr. Donald Montgomery and Nanogen.

In connection with the purchase of the outstanding ownership interests in Acacia Media Technologies in November 2001, Acacia Media Technologies also executed related assignment agreements which granted to the former owners of Acacia Media Technologies' current patent portfolio the right to receive a royalty of 15% of future net revenues, as defined in the agreements, generated by Acacia Media Technologies' current patent portfolio, which includes its DMT patents. No royalty obligation has been incurred as of December 31, 2003. Any royalties paid pursuant to the agreements will be expensed in the consolidated statement of operations.

As of December 31, 2003, CombiMatrix Corporation had a one-year commitment with a third-party vendor to purchase $1.1 million of semiconductor wafers contingent upon successfully developing a next-generation array. This agreement was terminated effective January 31, 2004 thereby relieving CombiMatrix Corporation of this future commitment.

Recent Accounting Pronouncements

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in short-term debt securities issued by the U.S. government, U.S. corporations, institutional money market funds and other money market instruments. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. To minimize risk, we maintain a portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper and money market instruments. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments.

DISCUSSION OF SEGMENTS' OPERATIONS, FINANCIAL RESOURCES AND LIQUIDITY

COMBIMATRIX GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS
(A Division of Acacia Research Corporation)

You should read this discussion in conjunction with the CombiMatrix group, a division of Acacia Research Corporation, financial statements and related notes and the Acacia Research Corporation consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

General

The CombiMatrix group, a division of Acacia Research Corporation, is comprised of CombiMatrix Corporation and its subsidiaries, CombiMatrix K.K. and Advanced Material Sciences, and includes all corporate assets, liabilities and transactions related to Acacia Research Corporation's life sciences businesses. The CombiMatrix group's core technology opportunity in the life sciences sector has been developed primarily through CombiMatrix Corporation, which was formed in October 1995. The CombiMatrix group is a life sciences technology business that is developing a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The CombiMatrix group's technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology.

Although AR-CombiMatrix stock is intended to reflect the separate performance of the CombiMatrix group, rather than the performance of Acacia Research Corporation as a whole, the CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock are stockholders of Acacia Research Corporation. As a result, they continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to the CombiMatrix group could be subject to the liabilities of the Acacia Technologies group.

During 2003, the CombiMatrix group received significant payments from its strategic partners and licensees. By continuing the CombiMatrix group's efforts with these partners and by identifying new strategic relationships, the CombiMatrix group intends to maximize the opportunities in the life sciences sector that will be created by commercializing its array system. Since inception, the CombiMatrix group has incurred significant net losses. During the years ended December 31, 2003, 2002 and 2001, the CombiMatrix group incurred net losses of approximately $19.0 million, $46.2 million and $28.0 million, respectively. At December 31, 2003 and 2002, the CombiMatrix group's accumulated deficit was approximately $112.9 million and $94.0 million, respectively. The losses have resulted principally from costs incurred in research and development and from marketing, general and administrative costs associated with the CombiMatrix group's operations. Operating expenses including non-cash stock-based compensation expense increased to $19.8 million for the year ended December 31, 2003 from $71.3 million for 2002 and $49.5 million for 2001. Operating expenses for 2002 include one-time charges of $17.2 million and $18.5 million relating to acquired in-process research and development and litigation settlement charges, respectively. There were no similar significant charges in 2003 or 2001. The CombiMatrix group expects to continue to incur net losses and negative cash flow from operations for the foreseeable future due to significant increases in research and development and marketing, general and administrative expenses that will be necessary to further develop CombiMatrix group's technologies towards commercialization.

CombiMatrix Group
(A Division of Acacia Research Corporation)
Results of Operations

Revenues (in thousands)

	2003	2002	2001
Product revenues	$ 407	$ 306	$ -
Grant and contract revenue	49	533	456
Cost of sales	(99)	(263)	-

Product Revenue and Cost of Sales. In 2003, product revenues and cost of sales were recognized by CombiMatrix K.K. from sales of genomics array synthesizers and related array products and services to Japanese research institutions in the first and third quarters of 2003. In 2002, product revenue and cost of sales relate to the sale of an array synthesizer, an array reader and arrays to a Japanese government institution by CombiMatrix K.K. in the second and third quarters of 2002.

Grant and Contract Revenue. Contract revenues in 2003 and 2002 relate to ongoing contract maintenance and service revenues earned by CombiMatrix K.K., which were $49,000 and $20,000, respectively. During 2002, grant revenues included amounts earned from CombiMatrix Corporation's performance under its Phase I SBIR Department of Defense contract, Phase I NIH grant and one-time contract research and development revenues. The SBIR Department of Defense and NIH grants were completed during the third quarter of 2002. Grant revenue for 2001 related to CombiMatrix Corporation's continued performance under its Phase II SBIR contract.

Research and Development Expenses (in thousands)

	2003	2002	2001
Research and development expenses	$ 8,098	$ 18,187	$ 11,656
Charge for acquired in-process research and development	-	17,237	-

Research and Development Expenses. In 2003, 2002 and 2001, the CombiMatrix group's research and development activities continue to be driven primarily by ongoing performance obligations under the product commercialization phase of its license and research and development agreements with Roche. These activities include costs associated with direct labor, supplies and materials, development of prototype arrays and instruments and the use of outside consultants for certain engineering efforts. Due to the achievement of several significant milestones during the third and fourth quarters of 2002, these research and development activities decreased during 2003, as compared to the same periods in 2002. The CombiMatrix group expects that its research and development activities will be volatile and such expenses could increase in future periods as additional milestones are achieved for both existing and future contract research and development agreements.

Since the inception of CombiMatrix Corporation's strategic alliance with Roche in July 2001, the majority of the CombiMatrix group's research and development efforts have been driven by obligations under its agreements with Roche. These projects include development of production array instrumentation and hardware, improved array synthesis techniques, development of higher density arrays and the development of a robust manufacturing process for its array platform.

Charge for Acquired In-process Research and Development. Operating expenses in 2002 include a non-cash charge for acquired in-process research and development of $17.2 million, related to Acacia Research Corporation's purchase of the stockholder interests in CombiMatrix Corporation that it did not already own. See "Critical Accounting Policies – Accounting for Business Combinations" for a discussion of the allocation of the purchase price and the accounting for acquired in-process research and development.

Marketing, General and Administrative Expenses and Legal Settlement Charges (in thousands)

	2003	2002	2001
Marketing, general and administrative expenses	$ 8,714	$ 10,334	$ 16,690
Legal settlement charges	144	18,471	-

Marketing, General and Administrative Expenses. The decrease in 2003, as compared to 2002, was due primarily to a decrease in the CombiMatrix group's corporate legal expenses, a decrease in legal and accounting expenses related to Acacia Research Corporation's recapitalization and merger transactions completed in December 2002 and a decrease in overhead due to reduced general and administrative personnel. The decrease was partially offset by an increase in the CombiMatrix group's rent and utilities expenses as a result of the increase in occupancy of its corporate headquarters in Mukilteo, Washington.

The decrease in 2002, as compared to 2001, was due primarily to reductions in the CombiMatrix group's sales and marketing staff and related expenses, decreased recruitment and relocation expenses and reduced legal fees incurred during 2002, as compared to 2001, primarily as a result of settling the litigation with Nanogen. This overall decrease in general and administrative expenses was partially offset by an increase in CombiMatrix Corporation's rent and utilities expenses as a result of the increase in occupancy of its headquarters in Mukilteo, Washington.

Included in marketing, general and administrative expenses are allocated corporate charges of $637,000 in 2003, $1.2 million in 2002 and $1.4 million in 2001. See "Critical Accounting Policies" for a description of the management allocation policies implemented.

Legal Settlement Charges. In connection with the September 2002 settlement between CombiMatrix Corporation, Dr. Donald Montgomery, and Nanogen (see Note 14 to the Acacia Research Corporation consolidated financial statements included elsewhere herein) CombiMatrix Corporation expensed a $1.0 million payment to Nanogen ($500,000 paid in 2002 and $500,000 paid in 2003) and recorded a non-cash charge in the amount of $17.5 million related to the fair value of CombiMatrix Corporation common shares issued to Nanogen pursuant to the settlement agreement.

Non-cash Stock Compensation Expense (in thousands)

	2003	2002	2001
Non-cash stock compensation expense - research and development	$ 466	$ 1,868	$ 7,183
Non-cash stock compensation expense - marketing, general and administrative	1,189	4,540	12,780

The decrease in non-cash stock compensation charges related to research and development and marketing, general and administrative expenses is primarily due to forfeitures of certain unvested options related to employee turnover at CombiMatrix Corporation and the accelerated method of amortization utilized by the CombiMatrix group pursuant to FIN No. 28, which results in higher amounts of amortization in the early vesting periods of the awards. The CombiMatrix group's remaining amount of deferred stock compensation expense of $766,000 as of December 31, 2003 is expected to be fully amortized by the end of 2004.

Amortization of Patents and Goodwill (in thousands)

	2003	2002	2001
Amortization of patents and goodwill	$ 1,095	$ 399	$ 1,203

The increase in 2003, as compared to 2002, is due to the December 2002 step acquisition of CombiMatrix Corporation by Acacia Research Corporation, which resulted in the recognition of an additional intangible asset related to CombiMatrix Corporation's core technology valued at $5.3 million, which is being amortized over an economic useful life of approximately 7 years. Amortization expense relating to patents and goodwill in 2001 includes $862,000 of goodwill amortization expense. Effective January 1, 2002, pursuant to SFAS No. 142, goodwill is required to be tested for impairment at least annually and written off when determined to be impaired, rather than being amortized as previous standards required.

Other Income (in thousands)

	2003	2002	2001
Interest income	$ 214	$ 589	$ 2,120

The decrease is due primarily to lower average cash and cash equivalents balances and short-term investments during 2003 and 2002, as compared to 2001, as well as lower market interest rates earned on the CombiMatrix group's cash and investments.

Minority Interests (in thousands)

	2003	2002	2001
Minority interests	$ 30	$ 23,702	$ 18,817

The decrease in 2003, as compared to 2002, was primarily due to Acacia Research Corporation's acquisition of the remaining ownership interests in CombiMatrix Corporation in December 2002 and CombiMatrix K.K. in July 2003 and approximately 99% of the remaining ownership interests in Advanced Material Sciences in July 2003. Acacia Research Corporation's interests in Advanced Material Sciences and CombiMatrix K.K. have been attributed to the CombiMatrix group.

Inflation

Inflation has not had a significant impact on the CombiMatrix group in the current or prior periods.

Liquidity and Capital Resources

At December 31, 2003, cash and cash equivalents and short-term investments totaled $17.3 million, compared to $14.9 million at December 31, 2002. The CombiMatrix group had a working capital deficit at December 31, 2003 of $2.0 million, compared to a working capital surplus of $4.3 million at December 31, 2002. At December 31, 2003 and 2002 working capital included $18.0 million and $9.2 million in deferred revenues, respectively, primarily related to the CombiMatrix group's agreements with Roche and Toppan, which are not subject to any refund or repayment obligations and do not represent payment obligations of the CombiMatrix group. See "Critical Accounting Policies – "Revenue Recognition" in this section, for a description of deferred revenue and related accounting policies.

To date, the CombiMatrix group has relied primarily upon selling equity securities, as well as payments from strategic partners to generate the funds needed to finance the implementation of the CombiMatrix group's business strategies. The CombiMatrix group cannot assure that it will not encounter unforeseen difficulties that may deplete capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings; however, the CombiMatrix group cannot assure that additional funding will be available on favorable terms, if at all. If the CombiMatrix group fails to obtain additional funding when needed, the CombiMatrix group may not be able to execute its business strategies and its business may suffer.

Net cash used in operations was $3.9 million in 2003, compared to $16.1 million in 2002. The decrease was primarily due to a reduction in research and development and marketing, general and administrative expenses in 2003 (before the impact of changes in working capital) as compared to 2002. The change was also due to an increase in working capital related to cash payments received by the CombiMatrix group totaling $12.8 million, consisting primarily of $9.8 million related to the completion of certain milestones and delivery of prototype products and services pursuant to its agreements with Roche and an up-front payment of $1.0 million and a milestone payment of $1.4 million pursuant to its agreement with Toppan. The Roche and Toppan cash payments received have been recorded as deferred revenues at December 31, 2003. In 2002, the increase in deferred revenues related to cash payments received, primarily from Roche, totaling $11.5 million. In September 2003, the CombiMatrix group paid Nanogen $500,000 representing the second and final installment of the $1.0 million cash payment due to Nanogen in accordance with the September 30, 2002 settlement agreement entered into between CombiMatrix Corporation, Dr. Don Montgomery and Nanogen.

Net cash flows used in investing activities was $2.0 million in 2003, compared to net cash provided by investing activities of $7.6 million in 2002. The change was primarily due to an increase in short-term investments purchased during 2003 in connection with the CombiMatrix group's ongoing short term cash management activities, partially offset by a decrease in the amount of fixed assets purchased by the CombiMatrix group and the absence of acquisition costs in 2003, as compared to 2002.

Net cash inflows (outflows) attributed to the CombiMatrix group from financing activities was $6.4 million in 2003, compared to ($818,000) in 2002. The change is primarily due to Acacia Research Corporation's completion of a private equity financing in May 2003, raising net proceeds of $4.9 million and AR-CombiMatrix stock option and warrant exercise proceeds totaling $953,000, all of which were attributed to the CombiMatrix group and corporate costs allocated to the CombiMatrix group totaling $620,000. Net cash outflows attributed to the CombiMatrix group from financing activities in 2002 was comprised primarily of payments on CombiMatrix Corporation's capital lease obligation totaling $2.8 million (the capital lease obligation was paid in full in November 2002), which were partially offset by acquisition and other corporate costs allocated to the CombiMatrix group totaling $1.8 million and proceeds from stock option exercises of $106,000.

At December 31, 2001, the CombiMatrix group's cash and cash equivalents and short-term investments totaled $33.3 million and working capital totaled $24.8 million. In 2001, net cash used in continuing operations was $17.2 million and included $6.4 million in milestone payments received under the CombiMatrix group's agreements with Roche and NASA. Net cash used in investing activities was $18.8 million primarily related to net purchases of short-term investments.

The CombiMatrix group's long-term capital requirements will be substantial and the adequacy of our available funds will depend upon many factors, including:

- the CombiMatrix group's continued progress in research and development programs;
- the costs involved in filing, prosecuting, enforcing and defending any patents claims, should they arise;

- the CombiMatrix group's ability to license technology;
- competing technological developments;
- the creation and formation of strategic partnerships;
- the costs associated with leasing and improving our headquarters in Mukilteo, Washington;
- the costs of commercialization activities, including acquisition of additional inventories and capital equipment; and
- other factors that may not be within the CombiMatrix group's control.

The CombiMatrix group believes that its cash and cash equivalent and short-term investment balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet its cash requirements through at least the next twelve months. However, changes may occur that would cause the CombiMatrix group's available capital resources to be consumed significantly sooner than it currently expects.

The CombiMatrix group may be unable to raise sufficient additional capital on favorable terms or at all. If it fails to do so, it may have to curtail or cease operations or enter into agreements requiring it to relinquish rights to certain technologies, products or markets because it will not have the capital necessary to exploit them.

Off-Balance Sheet Arrangements

The CombiMatrix group has not entered into off-balance sheet financing arrangements, other than operating leases. The CombiMatrix group has no significant commitments for capital expenditures in 2004. The CombiMatrix group has no committed lines of credit or other committed funding or long-term debt. The following table lists the CombiMatrix group's material known future cash commitments:

	Payments Due by Period (in thousands)				
Contractual Obligations	**2004**	**2005**	**2006**	**2007**	**2008 and Thereafter**
Operating Leases [(2)]	$1,864	$1,918	$1,836	$1,937	$1,615
Minimum Royalty Payments[(1)]	138	100	100	100	1,100
Total Contractual Cash Obligations	$2,002	$ 2,018	$1,936	$ 2,037	$ 2,715

(1) Refer to Note 14 to the Acacia Research Corporation consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation and Dr. Donald Montgomery and Nanogen.
(2) Excludes any allocated rent expense.

As of December 31, 2003, CombiMatrix Corporation had a one-year commitment with a third-party vendor to purchase $1.1 million of semiconductor wafers contingent upon successfully developing a next-generation array. This agreement was terminated effective January 31, 2004 thereby relieving CombiMatrix Corporation of this future commitment.

Recent Accounting Pronouncements

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

Quantitative and Qualitative Disclosures About Market Risk

The CombiMatrix group's exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of the group's investments are in short-term debt securities issued by the U.S. treasury and by U.S. corporations. The primary objective of the group's investment activities is to preserve principal while at the same time maximizing the income the CombiMatrix group receives without significantly increasing risk. To minimize risk, the CombiMatrix group maintains its portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper, government securities and money market funds. Due to the nature of its short-term investments, the CombiMatrix group believes that it is not subject to any material market risk exposure.

At December 31, 2003, the CombiMatrix group had certain assets and liabilities denominated in Japanese Yen as a result of forming CombiMatrix K.K. However, due to the relative insignificance of those amounts, the CombiMatrix group does not believe that it has significant exposure to foreign currency exchange rate risks. The CombiMatrix group currently does not use derivative financial instruments to mitigate this exposure. The CombiMatrix group continues to review this and may begin hedging certain foreign exchange risks through the use of currency forwards or options in future periods.

You should read this discussion in conjunction with the Acacia Technologies group, a division of Acacia Research Corporation, financial statements and related notes and the Acacia Research Corporation consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

General

The Acacia Technologies group, a division of Acacia Research Corporation, is comprised primarily of Acacia Research Corporation's wholly owned intellectual property licensing subsidiaries, Acacia Media Technologies and Soundview Technologies, and also includes all other related corporate assets and liabilities and related transactions of Acacia Research Corporation that are attributed to its intellectual property licensing business.

The Acacia Technologies group is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry.

The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary DMT technology, enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. The Acacia Technologies group believes that its DMT technology is utilized by a variety of companies in activities including digital ad insertion, cable programming, satellite programming, hotel in-room entertainment services, distance learning, and other Internet programming involving digital audio/video content. The Acacia Technologies group's DMT technology is protected by five U.S. and 31 foreign patents. The Acacia Technologies group also owns and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003. The V-chip was adopted by manufacturers of televisions sold in the Untied States to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996.

Although the AR-Acacia Technologies stock is intended to reflect the separate performance of the Acacia Technologies group, rather than the performance of Acacia Research Corporation as a whole, the Acacia Technologies group is not a separate legal entity. Holders of the AR-Acacia Technologies stock are stockholders of Acacia Research Corporation. As a result, they continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of Acacia Research Corporation's businesses, assets and liabilities. The assets Acacia Research Corporation attributes to the Acacia Technologies group could be subject to the liabilities of the CombiMatrix group.

The Acacia Technologies group's patent on the V-chip technology expired in July 2003. However, depending on the outcome of ongoing licensing efforts and related infringement actions, the Acacia Technologies group may continue to collect license fees on televisions sold in the United States during the patent term, subsequent to the July 2003 patent expiration date. See Item 3 "Legal Proceedings," for a description of current legal actions related to the V-chip patent. The Acacia Technologies group is marketing its DMT technology and is looking to acquire other technologies. Acacia Technologies group's digital media transmission patent portfolio expires in 2011 in the United States and in 2012 in foreign markets. If we do not succeed in acquiring such technologies or are unable to successfully commercially license our existing and future technologies, our financial condition may be adversely impacted.

Acacia Technologies Group
(A Division of Acacia Research Corporation)
Results of Operations

Revenues (in thousands)

	2003	2002	2001
License fee income	$ 692	$ 43	$ 24,180

License fee income recognized in 2003 relates solely to DMT technology license fee revenues, which the Acacia Technologies group began to recognize in the first quarter of 2003. Under the terms of our DMT license agreements, the Acacia Technologies group grants an annual non-exclusive license for the use of its patented DMT technology. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Refer to "Critical Accounting Policies – Revenue Recognition" for a description of our license fee revenue recognition policies. In 2002 and 2001, license fee income recognized represents one-time V-chip license fee payments received from television manufacturers with whom we executed separate settlement and/or license agreements. The Acacia Technologies group has executed V-chip license agreements with 13 television manufacturers representing approximately 75% of the televisions sold in the United States.

Marketing, General and Administrative Expense (in thousands)

	2003	2002	2001
Marketing, general and administrative expenses	$ 4,317	$ 6,883	$ 4,853
Legal expenses - patents	1,886	1,415	11,121

Marketing, General and Administrative Expense. The decrease in 2003, as compared to 2002, was due primarily to a decrease in legal and accounting related expenses related to Acacia Research Corporation's recapitalization and merger transactions completed in December 2002 and a decrease in overhead due to reduced general and administrative personnel. The decrease was partially offset by an increase in internal expenses related to the Acacia Technologies group's ongoing DMT patent commercialization and enforcement efforts, including increased engineering costs related to new patent claims and business development costs related to the identification of additional potential licensees of the Acacia Technologies group's DMT technology.

The increase in 2002, as compared to 2001, was primarily due to increased legal and accounting related expenses related to Acacia Research Corporation's recapitalization and merger transactions discussed above, and increased costs related to Acacia Technologies group's ongoing DMT patent marketing and commercialization efforts, including increased personnel costs relating to the hiring of key executives and increased patent related research and engineering costs.

Legal Expenses – Patents. During 2003 and 2002, expenses related to ongoing DMT patent commercialization and enforcement efforts, including legal and engineering costs related to new patent claims, enforcement and the identification of additional potential licensees of the Acacia Technologies group's DMT technology. The Acacia Technologies group expects patent related legal expenses to continue to be significant as we continue to develop, strengthen and license our existing patent portfolios and acquire and seek to develop and commercialize additional patent portfolios. DMT related legal fees to outside attorneys are charged based on actual time and out-of-pocket expenses incurred by external counsel and are not incurred on a contingent fee basis.

The decrease in 2002, as compared to 2001, was primarily due to a decrease in legal expenses related to Soundview Technologies' V-chip patent licensing program and related infringement settlements. V-chip related legal expenses totaled approximately $11.0 million in 2001 and were not material in 2002. Legal fees related to the V-chip license fee agreements executed are generally incurred on a contingency basis, based on license fee payments received. The decrease in V-chip related legal fees was partially offset by $1.0 million in legal fees incurred in connection with the inception of the Acacia Technologies group's DMT patent commercialization efforts, including patent claims construction, patent prosecution and related research costs.

Amortization of Patents and Goodwill (in thousands)

	2003	2002	2001
Amortization of patents and goodwill	$ 502	$ 1,591	$ 1,492

The decrease in 2003, as compared to 2002, was due to a reduction in patent amortization expense due to V-chip technology related patent costs and other intangibles that were fully amortized during 2002. The decrease in amortization expense in 2002, as compared to 2001, was due to the adoption of SFAS No. 142, effective January 1, 2002, which requires goodwill to be tested for impairment at least annually and written-off when determined to be impaired, rather than being amortized as previous standards required. Amortization expense in 2001 includes $216,000 of goodwill amortization expense. The reduction in 2002 goodwill amortization expense was offset by an increase in 2002 patent amortization related to the increase in our ownership interest in Acacia Media Technologies Corporation from 33% to 100% in November 2001, which resulted in an increase in patent related intangibles that are being amortized over the economic useful life of approximately 10 years.

Other Income (Expenses), Net (in thousands)

	2003	2002	2001
Impairment of cost method investment	$ (207)	$ (2,748)	$ -
Interest income	521	620	1,642
Realized gains (losses) on short-term investments	94	(1,184)	350
Unrealized (losses) gains on short-term investments	-	(249)	237

Impairment of Cost Method Investment. In the second quarter of 2003, the Acacia Technologies group recorded an impairment charge of $207,000 for an other-than-temporary decline in the fair value of its cost method investment. Impairment indicators included a continued decline in the working capital of the entity and reference to a recent equity transaction and related valuation indicating an other-than-temporary decline in fair value of the investment. In September 2002, the Acacia Technologies group recorded an impairment charge of $2.7 million for an other-than-temporary decline in the fair value of the same cost method investment. Impairment indicators included recurring losses, a decline in working capital and the completion of a recent equity transaction at an amount below the Acacia Technologies group's carrying value.

Interest Income. The decrease in 2003 and 2002 was primarily due to a decrease in average cash balances related to net operating cash outflows and the continuing impact of declining interest rates and other external economic factors negatively impacting rates of return on short-term investments occurring during 2002 and continuing in 2003.

Realized and Unrealized (Losses) Gains on Short-term Investments. The decrease is due to no investments classified as trading securities held during 2003 and the sale of the balance of the Acacia Technologies group's trading securities during 2002.

Income Taxes (in thousands)

	2003	2002	2001
Benefit (provision) for income taxes	$ 137	$ 710	$ (935)

The 2003 benefit relates primarily to the scheduled reversal of deferred tax liabilities related to the amortization of identifiable intangible assets related to Acacia Research Corporation's acquisition of 100% of Acacia Media Technologies in 2001. The 2002 income tax benefit relates principally to differences between the 2001 provision and Acacia Research Corporation's final 2001 return filed in September 2002, and is the result of additional deductions against Soundview Technologies' 2001 taxable income and the reversal of deferred tax liabilities discussed above. In 2001, the Acacia Technologies group had taxable income relating principally to V-chip license fee income generated by Soundview Technologies.

Minority Interests (in thousands)

	2003	2002	2001
Minority interests	$ 17	$ 104	$ (1,277)

The decrease in minority interests is due to Acacia Research Corporation's acquisition of the remaining ownership interests in Soundview and Acacia Media Technologies in 2001. Minority interests in the net income of consolidated subsidiaries in 2001 was comprised primarily of $1.3 million of minority interests in the net income of Soundview Technologies recorded prior to the increase in Acacia Research Corporation's ownership interest in Soundview Technologies to 100% in June 2001.

Inflation

Inflation has not had a significant impact on the Acacia Technologies group in the current or previous periods.

Liquidity and Capital Resources

The Acacia Technologies group's cash and cash equivalents and short-term investments totaled $33.2 million at December 31, 2003, compared to $39.8 million at December 31, 2002. Working capital at December 31, 2003 was $32.7 million, compared to $36.5 million at December 31, 2002.

To date, the Acacia Technologies group has relied primarily upon selling of Acacia Research Corporation equity securities and payments from our V-chip licensees, primarily in 2001, to generate the funds needed to finance the operations of the Acacia Technologies group. The V-chip patent expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the expiration of that patent, but it may still collect revenues from the sale of such televisions in the United States before the expiration date. In 2003, the Acacia Technologies group began to commercially license its DMT technology recognizing $692,000 in DMT license fee revenues, and intends to acquire and develop additional intellectual property. However, there can be no assurance that the Acacia Technologies group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the Acacia Technologies group and on Acacia Research Corporation's ability to achieve its intended business objectives. The Acacia Technologies group's success also depends on its ability to protect its intellectual property.

The timing of the receipt of revenues by the Acacia Technologies group's business operations are subject to certain risks and uncertainties, including:

- market acceptance of products and services;
- technological advances that may make our products and services obsolete or less competitive;
- increases in operating costs, including costs for legal services, engineering and research and personnel;
- the availability and cost of capital;
- general economic conditions; and
- governmental regulation that may restrict the Acacia Technologies group's business.

The Acacia Technologies group believes that its cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet its cash requirements through at least the next twelve months.

Net cash used in continuing operating activities in 2003 was $5.3 million, compared to $7.6 million (excluding net sales of trading securities of $4.1 million) in 2002. Net cash used in continuing operating activities in 2003 includes $692,000 in DMT revenues recognized during the period and $101,000 in deferred DMT license fee revenues.

Net cash flows used in continuing investing activities was $5.1 million in 2003, compared to $592,000 in 2002. The change was primarily due to an increase in short-term investments purchased during 2003 in connection with the Acacia Technologies group's ongoing short term cash management activities.

Net cash outflows attributed to the Acacia Technologies group from financing activities was $417,000 in 2003, compared to $2.0 million in 2002. Net cash outflows attributed to the Acacia Technologies group in 2003 relate primarily to stock option exercise proceeds of $190,000 offset by allocated corporate charges of $620,000. Net cash outflows attributed to the Acacia Technologies group in 2002 primarily related to $1.8 million in corporate and acquisition costs allocated to the CombiMatrix group.

At December 31, 2001, the Acacia Technologies group's cash and cash equivalents and short-term investments totaled $51.2 million and working capital totaled $47.6 million. During 2001, net cash inflows included cash provided by continuing operations of $6.8 million resulting primarily from gross V-chip related license fee revenues of $25.6 million, and $20.9 million in proceeds from the sale of Acacia Research Corporation securities allocated to the Acacia Technologies group, which were partially offset by net cash outflows from investing activities related to the acquisition of the outstanding ownership interests in Acacia Media Technologies and the acquisition of the outstanding interests in Soundview Technologies.

Off-Balance Sheet Arrangements

The Acacia Technologies group has not entered into off-balance sheet financing arrangements, other than operating leases. The Acacia Technologies group has no significant commitments for capital expenditures in 2004. The Acacia Technologies group has no committed lines of credit or other committed funding or long-term debt. The following table lists the Acacia Technologies group's material known future cash commitments:

	Payments Due by Period (in thousands)				
Contractual Obligations	**2004**	**2005**	**2006**	**2007**	**2008 and Thereafter**
Operating Leases [(1)]	$ 295	$ 303	$ 312	$ 39	$ -
Total Contractual Cash Obligations	$ 295	$ 303	$ 312	$ 39	$ -

(1) Excludes any allocated rent expense.

In connection with the purchase of the outstanding ownership interests in Acacia Media Technologies in November 2001, Acacia Media Technologies also executed related assignment agreements which granted to the former owners of Acacia Media Technologies' current patent portfolio the right to receive a royalty of 15% of future net revenues, as defined in the agreements, generated by Acacia Media Technologies' current patent portfolio, which includes its DMT patents. No royalty obligation has been incurred as of December 31, 2003. Any royalties paid pursuant to the agreements will be expensed in the statement of operations.

Recent Accounting Pronouncements

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

Quantitative and Qualitative Disclosures About Market Risk

The Acacia Technologies group's exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in short-term debt securities issued by United States corporations, institutional money market funds and other money market instruments. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. To minimize risk, we maintain a portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including U.S. government and corporate notes and bonds, commercial paper and money market instruments. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments.

RISK FACTORS

An investment in our stock involves a number of risks. Before making a decision to purchase our securities, you should carefully consider all of the risks described in this annual report. If any of the risks discussed in this annual report actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly and you may lose all or part of your investment.

GENERAL RISKS

The continuing worldwide economic slowdown and related uncertainties may continue to adversely impact our revenues and operating results.

Slower economic activity, concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the technology and biotechnology and related industries, the lingering effects of the war in Iraq, recent international conflicts and the events of September 11, 2001 and other terrorist and military activity have resulted in a continuing downturn in worldwide economic conditions. We cannot predict the timing, strength and duration of any economic recovery in our industries. These conditions make it extremely difficult for us to accurately forecast and plan future business activities. We cannot predict the timing, strength and duration of any economic recovery, worldwide or in our markets. If such conditions continue or worsen, our business, financial condition and results of operations will likely be materially and adversely affected.

Because our business operations are subject to many inherent and uncontrollable risks, we may not succeed.

We have significant economic interests in our subsidiary companies. Our business operations are subject to numerous risks, challenges, expenses and uncertainties inherent in the establishment of new business enterprises. Many of these risks and challenges are subject to outside influences over which we have no control, including:

- our subsidiary companies' products and services face uncertain market acceptance;
- technological advances may make our subsidiary companies' products and services obsolete or less competitive;
- competition is intense in the industries in which our subsidiaries do business;
- increases in operating costs, including costs for supplies, personnel and equipment;
- the availability and cost of capital;
- general economic conditions; and
- governmental regulation that excessively restricts our subsidiary companies' businesses.

We cannot assure you that our subsidiary companies will be able to market any product or service on a large commercial scale, that our subsidiary companies will ever achieve or maintain profitable operations or that they, or we, will be able to remain in business.

We have a history of losses and expect to incur additional losses in the future.

We have sustained substantial losses since our inception resulting in an accumulated deficit, as of December 31, 2003, of $183.4 million on a consolidated basis. We may never become profitable or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur significant losses for the foreseeable future.

Our stock prices may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading prices of our two classes of common stock.

The market prices of our securities may also fluctuate significantly in response to the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- changes in management's or securities analysts' estimates of our financial performance;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;
- failure to complete significant transactions; and
- additions or departures of key personnel.

Because certain of our subsidiary companies may not generate any significant revenues, and operating results from our subsidiary companies may fluctuate significantly, our own operating results may be negatively affected.

Our operating results may be materially impacted by the operating results of our subsidiary companies. We cannot assure that these companies will be able to meet their anticipated working capital needs to develop their products and services. If they fail to properly develop these products and services, they will be unable to generate meaningful product sales. We anticipate that our operating results are likely to vary significantly as a result of a number of factors, including:

- the timing of new product introductions by each subsidiary company;
- the stage of development of the business of each subsidiary company;
- the technical feasibility of each subsidiary company's technologies and techniques;
- the novelty of the technology owned by our subsidiary companies;
- the accuracy, effectiveness and reliability of products developed by our subsidiary companies;
- the level of product acceptance;
- the strength of each subsidiary company's intellectual property rights;
- the ability of each subsidiary company to avoid infringing the intellectual property rights of others;
- each subsidiary company's ability to exploit and commercialize its technology;
- the volume and timing of orders received and product line maturation;
- the impact of price competition; and
- each subsidiary company's ability to access distribution channels.

Many of these factors are beyond our subsidiary companies' control. We cannot provide any assurance that any subsidiary company will experience growth in the future or be profitable on an operating basis in any future period.

If we, or our subsidiaries, encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer.

As of December 31, 2003, we had cash and short-term investments of $50.5 million on our consolidated financial statements.

To date, our subsidiary companies have relied primarily upon selling equity securities, including sales to and loans from us, to generate the funds needed to finance implementing their plans of operations. Our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests.

We cannot assure that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

Because we have a limited operating history, we cannot assure that our operations will be profitable.

We commenced operations in 1993 and, accordingly, have a limited operating history. In addition, certain of our subsidiary companies are in the early stages of development and/or operations and have limited operating histories. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

During the fiscal years ended December 31, 2003 and 2002, we had operating losses of approximately $25.4 million and $80.3 million, respectively, and net losses of approximately $24.4 million and $59.0 million, respectively. If we continue to incur operating losses, we may not have enough money to expand our business and our subsidiary companies' businesses in the future.

Our future success depends in part on the continued service of our key executives, and the loss of any of these key executives could adversely affect our business and operating results.

Our success depends in part upon the continued service of our executive officers, particularly Paul R. Ryan, our Chairman and Chief Executive Officer, Robert L. Harris, II, our President, and Dr. Amit Kumar, President and Chief Executive Officer of CombiMatrix Corporation. Neither Messrs. Ryan or Harris nor Dr. Kumar has an employment or non-competition agreement with us. The loss of any of these key individuals would be detrimental to our ongoing operations and prospects.

Our future success and the success of our subsidiary companies depends on our and their abilities to attract and retain qualified technical personnel and qualified management and marketing teams. Failure to do so would harm our ongoing operations and business prospects.

We believe that our success will depend on continued employment by us and our subsidiary companies of senior management and key technical personnel. Our subsidiary companies will need to attract, retain and motivate qualified management personnel to execute their current business plans and to successfully develop commercially viable products and services. Competition for qualified personnel is intense and we cannot assure you that we will successfully retain our existing key employees or attract and retain any additional personnel we may require.

Each of our subsidiary companies has key executives upon whom we significantly depend, and the success of those subsidiary companies depends on their ability to retain and motivate those individuals.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies' businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan. In addition, our future success depends on our ability to expand our organization to match the growth of our subsidiaries.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of Acacia Research Corporation that might otherwise result in our stockholders receiving a premium over the market price of their shares.

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Acacia Research Corporation by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

- Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

- amendment of our bylaws by the stockholders requires a two-thirds approval of the outstanding shares;

- the authorization in our certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

- provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board of directors or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

- the division of our board of directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our board of directors.

Such potential obstacles to a takeover could adversely affect the ability of our stockholders to receive a premium price for their stock in the event another company wants to acquire us.

RISKS RELATING TO THE COMBIMATRIX GROUP

The risk factors beginning on this page discuss risks relating to the CombiMatrix group. Because each holder of AR-CombiMatrix stock is also a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the Acacia Technologies group could affect our AR-CombiMatrix stock. As such, we urge you to read carefully the section "Risks Relating to the Acacia Technologies Group" below.

The CombiMatrix group has a history of losses and expects to incur additional losses in the future.

The CombiMatrix group has sustained substantial losses since its inception. The CombiMatrix group may never become profitable or if it does, it may never be able to sustain profitability. We expect the CombiMatrix group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the CombiMatrix group to incur significant losses for the foreseeable future.

The CombiMatrix group may fail to meet market expectations because of fluctuations in its quarterly operating results, which could cause its stock price to decline.

The CombiMatrix group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the CombiMatrix group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-CombiMatrix stock to decline. The following are among the factors that could cause the CombiMatrix group's operating results to fluctuate significantly from period to period:

- its unpredictable revenue sources, as described below;
- the nature, pricing and timing of the CombiMatrix group's and its competitors' products;
- changes in the CombiMatrix group's and its competitors' research and development budgets;
- expenses related to, and the CombiMatrix group's ability to comply with, governmental regulations of its products and processes; and
- expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

The CombiMatrix group anticipates significant fixed expenses due in part to its need to continue to invest in product development. It may be unable to adjust its expenditures if revenues in a particular period fail to meet its expectations, which would harm its operating results for that period. As a result of these fluctuations, the CombiMatrix group believes that period-to-period comparisons of the CombiMatrix group's financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of its future performance.

The CombiMatrix group's revenues will be unpredictable, and this may harm its financial condition.

The amount and timing of revenues that the CombiMatrix group may realize from its business will be unpredictable because:

- whether products are commercialized and generate revenues depends, in part, on the efforts and timing of its potential customers;
- its sales cycles may be lengthy; and
- it cannot be sure as to the timing of receipt of payment for its products.

As a result, the CombiMatrix group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of the CombiMatrix group's common stock may decline significantly.

Technology company stock prices are especially volatile, and this volatility may depress the price of our AR-CombiMatrix stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. We believe that various factors may cause the market price of our AR-CombiMatrix stock to fluctuate, perhaps substantially, including, among others, announcements of:

- its or its competitors' technological innovations;
- developments or disputes concerning patents or proprietary rights;
- supply, manufacturing or distribution disruptions or other similar problems;
- proposed laws regulating participants in the biotechnology industry;
- developments in relationships with collaborative partners or customers;
- its failure to meet or exceed securities analysts' expectations of its financial results; or
- a change in financial estimates or securities analysts' recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-CombiMatrix stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the CombiMatrix group.

The CombiMatrix group is deploying new and unproven technologies which makes evaluation of its business and prospects difficult and it may be forced to cease operations if it does not develop commercially successful products.

The CombiMatrix group has not proven its ability to commercialize products on a large scale. In order to successfully commercialize products on a large scale, it will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit its ability to develop and commercialize its products. For example, the CombiMatrix group's products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. The CombiMatrix group may experience unforeseen technical complications in the processes it uses to develop, manufacture, customize or receive orders for its products. These complications could materially delay or limit the use of products the CombiMatrix group attempts to commercialize, substantially increase the anticipated cost of its products or prevent it from implementing its processes at appropriate quality and scale levels, thereby causing its business to suffer.

The CombiMatrix group may need to raise additional capital in the future, and if additional capital is not available on acceptable terms, the CombiMatrix group may have to curtail or cease operations.

The CombiMatrix group's future capital requirements will be substantial and will depend on many factors including how quickly it commercializes its products, the progress and scope of its collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause the CombiMatrix group's available capital resources to be consumed significantly sooner than it expects.

The CombiMatrix group may be unable to raise sufficient additional capital on favorable terms or at all. If it fails to do so, it may have to curtail or cease operations or enter into agreements requiring it to relinquish rights to certain technologies, products or markets because it will not have the capital necessary to exploit them.

If the CombiMatrix group does not enter into successful partnerships and collaborations with other companies, it may not be able to fully develop its technologies or products, and its business would be harmed.

Since the CombiMatrix group does not possess all of the resources necessary to develop and commercialize products that may result from its technologies on a mass scale, it will need either to grow its sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support its products. The CombiMatrix group believes that it will have to enter into additional strategic partnerships to develop and commercialize future products. If it does not enter into adequate agreements, or if its existing arrangements or future agreements are not successful, its ability to develop and commercialize products will be impacted negatively, and its revenues will be adversely affected.

The current business of the CombiMatrix group is substantially dependent on its existing arrangement with Roche. The CombiMatrix group currently relies upon payments by Roche for a majority of its future revenues and expends a majority of its resources toward fulfilling its contractual obligations to Roche. Roche's primary service to the CombiMatrix group is to distribute and proliferate its technology platform. If the CombiMatrix group were to lose its relationship with Roche, the CombiMatrix group would be required to establish a distribution agreement with another partner or distribute its technology platform itself. This could prove difficult, time-consuming and expensive, and the CombiMatrix group may not be successful in achieving this objective.

The CombiMatrix group has limited experience commercially manufacturing, marketing or selling any of its potential products, and unless it develops these capabilities, it may not be successful.

Even if the CombiMatrix group is able to develop its products for commercial release on a large-scale, it has limited experience in manufacturing its products in the volumes that will be necessary for it to achieve commercial sales and in marketing or selling its products to potential customers. We cannot assure you that the CombiMatrix group will be able to commercially produce its products on a timely basis, in sufficient quantities or on commercially reasonable terms.

The CombiMatrix group faces intense competition and we cannot assure you that it will be successful.

The CombiMatrix group expects to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. The CombiMatrix group is also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. The CombiMatrix group anticipates that it will face increased competition in the future as new companies enter the market with new technologies and its competitors improve their current products.

The markets for the CombiMatrix group's products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of the CombiMatrix group's competitors may offer technology superior to those of the CombiMatrix group and render its technology obsolete or uneconomical. Many of its competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than it has. Some of its competitors currently offer arrays with greater density than it does and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If the CombiMatrix group were not able to compete successfully, its business and financial condition would be materially harmed.

If the CombiMatrix group's new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, its business will suffer.

The CombiMatrix group's products may not gain market acceptance. In that event, it is unlikely that its business will succeed. Biotechnology and pharmaceutical companies and academic research centers have historically analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, the CombiMatrix group's technologies are new and unproven. In order to be successful, its products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

- the development of a market for its tools for the analysis of genetic variation and function, the study of proteins and other purposes;
- the benefits and cost-effectiveness of its products relative to others available in the market;
- its ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;
- its ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of its customers;

- the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

- the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of its product and services packages unless customers purchase or license its equipment for use in their own facilities.

If the market for analysis of genomic information does not develop or if genomic information is not available to the CombiMatrix group's potential customers, its business will not succeed.

The CombiMatrix group is designing its technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of the CombiMatrix group's technology depends in part upon the availability of genomic data. The CombiMatrix group is initially focusing on markets for analysis of genetic variation and function, namely SNP genotyping and gene expression profiling. These markets are new and emerging, and they may not develop as the CombiMatrix group anticipates, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by the CombiMatrix group's customers or if its target markets do not emerge in a timely manner, or at all, demand for its products will not develop as it expects, and it may never become profitable.

The CombiMatrix group's future success depends on the continued service of its engineering, technical and key management personnel and its ability to identify, hire and retain additional engineering, technical and key management personnel.

There is intense competition for qualified personnel in the CombiMatrix group's industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and could adversely affect its business and operating results. The CombiMatrix group may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of its products and business or to replace engineers or other qualified personnel who may leave the group in the future. The CombiMatrix group's anticipated growth is expected to place increased demands on its resources and likely will require the addition of new management personnel.

The expansion of the CombiMatrix group's product lines may subject it to regulation by the United States Food and Drug Administration and foreign regulatory authorities, which could prevent or delay its introduction of new products.

If the CombiMatrix group manufactures, markets or sells any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that CombiMatrix Corporation manufactures, markets or sells for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that the CombiMatrix group's success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until the CombiMatrix group obtains clearance or approval from the FDA and its foreign counterparts, as the case may be. Delays or failures in receiving these approvals may limit our ability to benefit from new CombiMatrix group products.

As the CombiMatrix group's operations expand, its costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could harm its financial results.

The CombiMatrix group's operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. As the CombiMatrix group expands its operations, its use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, the CombiMatrix group's failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at its disposal sites, could expose the CombiMatrix group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of its operations. These types of events, if they occur, would adversely impact the group's financial results.

The CombiMatrix group's business depends on issued and pending patents, and the loss of any patents or the group's failure to secure the issuance of patents covering elements of its business processes would materially harm its business and financial condition.

The CombiMatrix group's success depends on its ability to protect and exploit its intellectual property. The CombiMatrix group currently has four patents issued in the United States, one patent issued in Europe and 46 patent applications pending in the United States, Europe and elsewhere. The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. Patents that are filed outside the United States, however, are published approximately eighteen months after filing. The CombiMatrix group cannot determine in a timely manner whether patent applications covering technology that competes with its technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Some of the CombiMatrix group's patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a foreign regulatory body or a court. If the CombiMatrix group is unsuccessful in these proceedings, it could be blocked from further developing, commercializing or selling products. Regardless of the ultimate outcome, this process is time-consuming and expensive.

Any inability to adequately protect the CombiMatrix group's proprietary technologies could materially harm the CombiMatrix group's competitive position and financial results.

If the CombiMatrix group does not protect its intellectual property adequately, competitors may be able to use its technologies and erode any competitive advantage that it may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including the CombiMatrix group's patent position, generally are uncertain and involve complex legal and factual questions. The CombiMatrix group will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The CombiMatrix group's existing patents and any future issued or granted patents it obtains may not be sufficiently broad in scope to prevent others from practicing its technologies or from developing competing products. There also is a risk that others may independently develop similar or alternative technologies or designs around the CombiMatrix group's patented technologies. In addition, others may oppose or invalidate its patents, or its patents may fail to provide it with any competitive advantage. Enforcing the CombiMatrix group's intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

The CombiMatrix group also relies upon trade secret protection for its confidential and proprietary information. While it has taken security measures to protect its proprietary information, these measures may not provide adequate protection for its trade secrets or other proprietary information. The CombiMatrix group seeks to protect its proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose its proprietary information, and the CombiMatrix group may not be able to meaningfully protect its trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to its trade secrets.

Any litigation to protect the CombiMatrix group's intellectual property, or any third-party claims of infringement, could divert substantial time and money from the CombiMatrix group's business and could shut down some of its operations.

The CombiMatrix group's commercial success depends in part on its non-infringement of the patents or proprietary rights of third parties. Many companies developing tools for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that the CombiMatrix group is employing their proprietary technology without authorization. In addition, third parties may claim that use of the CombiMatrix group's technologies infringes their current or future patents. The CombiMatrix group could incur substantial costs and the attention of its management and technical personnel could be diverted while defending ourselves against any of these claims. The CombiMatrix group may incur the same liabilities in enforcing its patents against others. The CombiMatrix group has not made any provision in its financial plans for potential intellectual property related litigation, and it may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

If parties making infringement claims against the CombiMatrix group are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block the CombiMatrix group's ability to further develop, commercialize and sell products, and could result in the award of substantial damages against it. If the CombiMatrix group is unsuccessful in protecting and expanding the scope of its intellectual property rights, its competitors may be able to develop, commercialize and sell products that compete with it using similar technologies or obtain patents that could effectively block its ability to further develop, commercialize and sell its products. In the event of a successful claim of infringement against the CombiMatrix group, we may be required to pay substantial damages and either discontinue those aspects of its business involving the technology upon which it infringed or obtain one or more licenses from third parties. While the CombiMatrix group may license additional technology in the future, it may not be able to obtain these licenses at a reasonable cost, or at all. In that event, it could encounter delays in product introductions while it attempts to develop alternative methods or products, which may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent it from commercializing available products.

RISKS RELATING TO THE ACACIA TECHNOLOGIES GROUP

The risk factors beginning on this page discuss risks relating to the Acacia Technologies group. Because each holder of AR-Acacia Technologies stock is a holder of the common stock of one company, Acacia Research Corporation, the risks associated with the CombiMatrix group could affect the AR-Acacia Technologies stock. As such, we also urge you to read carefully the section "Risks Relating to the CombiMatrix Group" above.

The Acacia Technologies group has incurred losses in the past and expects to incur additional losses in the future.

The Acacia Technologies group has sustained substantial losses in the past. We expect the Acacia Technologies group to incur significant research and development, marketing, general and administrative expenses. As a result, we expect the Acacia Technologies group to incur significant losses for the foreseeable future.

The V-chip technology patent held by the Acacia Technologies group expired in July 2003, and if the group does not develop other recurring sources of revenue, its financial condition will be adversely impacted.

The Acacia Technologies group, and Acacia Research Corporation as a whole, has generated substantially all of its revenues from licensing the V-chip technology to television manufacturers. The Acacia Technologies group's patent on the V-chip technology expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the expiration of that patent, but it may still collect revenues from the sale of such televisions in the United States before that date. The Acacia Technologies group is beginning to market its digital media transmission technology and is developing other technologies and products. The eventual licensing and sale of these technologies is intended to replace the revenue currently being generated by licensing its V-chip technology. If the Acacia Technologies group does not succeed in developing such technologies or is unable to commercially license its existing and future technologies, its financial condition will be adversely impacted.

The Acacia Technologies group may fail to meet market expectations because of fluctuations in its quarterly operating results, which could cause the price of AR-Acacia Technologies stock to decline.

The Acacia Technologies group's revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods the Acacia Technologies group's revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our AR-Acacia Technologies stock to decline. The following are among the factors that could cause the Acacia Technologies group's operating results to fluctuate significantly from period to period:

- its unpredictable revenue sources, as described below;
- costs related to acquisitions, alliances, licenses and other efforts to expand its operations;
- the timing of payments under the terms of any customer or license agreements into which the Acacia Technologies group may enter; and
- expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

The Acacia Technologies group's revenues will be unpredictable, and this may harm its financial condition.

The amount and timing of revenues that the Acacia Technologies group may realize from its business will be unpredictable because:

- whether the Acacia Technologies group generates revenues depends, in part, on the success of its licensing efforts;
- its cycle of obtaining licensees may be lengthy; and
- it cannot be sure as to the timing of receipt of payment.

As a result, the Acacia Technologies group's revenues may vary significantly from quarter to quarter, which could make its business difficult to manage and cause its quarterly results to be below market expectations. If this happens, the price of our AR-Acacia Technologies stock may decline significantly.

Technology company stock prices are especially volatile, and this volatility may depress the price of our AR-Acacia Technologies stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. We believe that various factors may cause the market price of our AR-Acacia Technologies stock to fluctuate, perhaps substantially, including, among others, announcements of:

- its or its competitors' technological innovations;
- developments or disputes concerning patents or proprietary rights;
- developments in relationships with licensees;
- its failure to meet or exceed securities analysts' expectations of its financial results; or
- a change in financial estimates or securities analysts' recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our AR-Acacia Technologies stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm the business and financial results of the Acacia Technologies group.

The Acacia Technologies group faces intense competition, and we cannot assure you that it will be successful.

Although the Acacia Technologies group believes that Acacia Media Technologies has marketing and licensing rights to enforceable patents and other intellectual property relating to video and audio on demand, the Acacia Technologies group cannot assure you that other companies will not develop competing technologies that offer better or less expensive alternatives to those offered by Acacia Media Technologies. In the event a competing technology emerges, Acacia Media Technologies would expect substantial additional competition.

The markets served by the Acacia Technologies group are subject to rapid technological change, and if the Acacia Technologies group is unable to develop and introduce new products, its revenues could stop growing or could decline.

The markets served by the Acacia Technologies group frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, as well as for high-speed computing applications, are based on continually evolving industry standards. A significant portion of the Acacia Technologies group's revenues in recent periods has been, and is expected to continue to be, derived from licensing of technologies based on existing transmission standards. The Acacia Technologies group's ability to compete in the future will, however, depend on its ability to identify and ensure compliance with evolving industry standards.

The Acacia Technologies group's success is based on its ability to protect its proprietary technology and its ability to defend itself against infringement claims.

The success of the Acacia Technologies group relies, to varying degrees, on its proprietary rights and their protection or exclusivity. Although reasonable efforts will be taken to protect the Acacia Technologies group's proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of products and services to market, create risk that these efforts will prove inadequate. For example, in our pending litigation against certain television manufacturers alleging their infringement of Soundview Technologies' V-chip patent, a motion for summary judgment filed by the defendants was granted in September 2002. The court ruled that the defendants did not infringe on Soundview Technologies' patent. If we are unsuccessful in our intended appeal of this ruling, legal principles will preclude us from claiming infringement of our patents by other parties. Accordingly, if we are unsuccessful in this or other litigation to protect our intellectual property rights, the future revenues of the Acacia Technologies group could be adversely affected.

From time to time, the Acacia Technologies group may be subject to third-party claims in the ordinary course of business, including claims of alleged infringement of proprietary rights. Any such claims may harm the Acacia Technologies group by subjecting it to significant liability for damage and invalidating its proprietary rights. These types of claims, with or without merit, could subject the Acacia Technologies group to costly litigation and diversion of its technical and management personnel. The Acacia Technologies group depends largely on the protection of enforceable patent rights. The Acacia Technologies group has applications on file with the U.S. Patent and Trademark Office seeking patents on its core technologies and has patents or rights to patents that have been issued. We cannot assure you that the pending patent applications of the Acacia Technologies group will be issued, that third parties will not violate, or attempt to invalidate these intellectual property rights, or that certain aspects of those intellectual property will not be reverse-engineered by third parties without violating the patent rights of the Acacia Technologies group.

For Acacia Media Technologies and Soundview Technologies, proprietary rights constitute their only significant assets. The Acacia Technologies group also owns licenses from third parties and it is possible that it could become subject to infringement actions based upon such licenses. The Acacia Technologies group generally obtains representations as to the origin and ownership of such licensed content. However, this may not adequately protect the Acacia Technologies group. The Acacia Technologies group enters into confidentiality agreements with third parties and generally limits access to information relating to its proprietary rights. Despite these precautions, third parties may be able to gain access to and use the Acacia Technologies group's proprietary rights to develop competing technologies and products with similar or better features and prices. Any substantial unauthorized use of the Acacia Technologies group's proprietary rights could materially and adversely affect its business and operational results.

RISKS RELATING TO OUR CAPITAL STRUCTURE

Holders of both classes of our stock are stockholders of one company, and the financial performance of one group could affect the other, thus exposing the holders of each group's stock to the risks of an investment in the entire company.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock are stockholders of a single company. The CombiMatrix group and the Acacia Technologies group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of our businesses, assets and liabilities. The issuance of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the allocation of assets and liabilities and stockholders' equity between the CombiMatrix group and the Acacia Technologies group did not result in a distribution or spin-off to stockholders of any of our assets or liabilities and did not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group.

Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. In addition, net losses of either group and dividends or distributions on, or repurchases of, either class of common stock will reduce the funds we can pay as dividends on each class of common stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

The market price of either class of our common stock may not reflect the separate performance of the group related to that class of common stock.

The market price of our AR-CombiMatrix stock or AR-Acacia Technologies stock may not reflect the separate performance of the business of the group relating to that class of common stock. The market price of either class of common stock could simply reflect the performance of Acacia Research Corporation as a whole, or the market price of either class of common stock could move independently of the performance of the business of either group. Investors may discount the value of either class of common stock because it is part of a common enterprise rather than a stand-alone company.

The market price of either class of our common stock may be affected by factors that do not affect traditional common stock.

The complex nature of the terms of our AR-CombiMatrix stock and AR-Acacia Technologies stock may adversely affect the market price of either class of common stock.

The complex nature of the terms of our two classes of common stock, such as the convertibility of AR-CombiMatrix stock into AR-Acacia Technologies stock, or vice versa, and the potential difficulties investors may have understanding these terms, may adversely affect the market price of either class of common stock.

The market price of our AR-CombiMatrix stock or AR-Acacia Technologies stock may be adversely affected by the fact that holders have limited legal interests in the group relating to the class of common stock held as a separate legal entity.

For example, as described in greater detail in the subsequent risk factors, holders of either class of common stock generally do not have separate class voting rights with respect to significant matters affecting either group. In addition, upon our liquidation or dissolution, holders of either class of common stock will not have specific rights to the assets of the group relating to the class of common stock held and will not be entitled to receive proceeds that are proportional to the relative performance of that group.

The market price of our AR-CombiMatrix stock or AR-Acacia Technologies stock may be adversely affected by events involving the group relating to the other class of common stock or the performance of the class of common stock relating to that group.

Events, such as earnings announcements or other developments concerning one group that the market does not view favorably and which thus adversely affect the market price of the class of common stock relating to that group, may adversely affect the market price of the class of common stock relating to the other group. Because both classes of common stock are common stock of Acacia Research Corporation, an adverse market reaction to one class of common stock may, by association, cause an adverse reaction to the other class of common stock. This reaction may occur even if the triggering event was not material to us as a whole.

The holders of AR-CombiMatrix stock and the holders of AR-Acacia Technologies stock have only limited separate stockholder rights.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock have the rights customarily held by common stockholders. They also have these specific rights related to their corresponding group:

- certain rights with regard to dividends and liquidation;
- requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their corresponding group; and
- a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors (such as an amendment of our certificate of incorporation that changes the rights, privileges or preferences of the class of stock held by such stockholders).
- We will not hold separate stockholder meetings for holders of AR-CombiMatrix stock and AR-Acacia Technologies stock.

The holders of AR-CombiMatrix stock and the holders of AR-Acacia Technologies stock will have certain limits on their respective voting powers.

Group common stock with a majority of voting power can control voting outcomes.

The holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will vote together as a single class, except in limited circumstances. If a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock is not required under Delaware law or by stock exchange rules, and if our board of directors does not require a separate vote, either class of common stock that is entitled to more than the number of votes required to approve such matter could control the outcome of such vote – even if the matter involves a divergence or conflict of the interests between the holders of our AR-CombiMatrix stock and our AR-Acacia Technologies stock. In addition, if the holders of common stock having a majority of the voting power of all shares of common stock outstanding approve a merger, the terms of which did not require separate class voting under stock exchange rules, then the merger could be consummated - even if the holders of a majority of either class of common stock were to vote against the merger.

Group common stock with less than majority voting power can block action if a class vote is required.

If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either our AR-CombiMatrix stock or our AR-Acacia Technologies stock, such as a proposal to amend the terms of one class of stock, those holders could prevent approval of the matter, even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it.

Holders of only one class of common stock cannot ensure that their voting power will be sufficient to protect their interests.

Since the relative voting power per share of AR-CombiMatrix stock and AR-Acacia Technologies stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of a class of common stock could decrease. As a result, holders of shares of only one of the two classes of common stock cannot ensure that their voting power will be sufficient to protect their interests.

Our restated certificate of incorporation may be amended to increase or decrease the authorized shares of either class of common stock without the approval of each class voting separately.

Our restated certificate of incorporation provides that an amendment to our restated certificate to increase or decrease the number of authorized shares of either class of common stock will require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of each class of stock voting as a separate class. Accordingly, if the holders of one class of common stock hold a majority of the voting power of all shares of common stock, then that majority could approve an amendment to our restated certificate to increase or decrease the authorized shares of stock of either class without the approval of the holders of the minority class of stock.

Stockholders may not have any remedies for breach of fiduciary duties if any action by our directors or officers has a disadvantageous effect on either class of common stock.

Stockholders may not have any remedies if any action or decision of our directors and officers has a disadvantageous effect on either class of common stock compared to the other class of common stock. We are not aware of any legal precedent under Delaware law involving the fiduciary duties of directors and officers of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which, like our AR-CombiMatrix stock and AR-Acacia Technologies stock, are defined by reference to separate businesses of the corporation.

Principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer with respect to any matter having different effects on holders of AR-CombiMatrix stock and holders of AR-Acacia Technologies stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

Numerous potential conflicts of interests exist between our AR-CombiMatrix stock and our AR-Acacia Technologies stock which may be difficult to resolve by our board or which may be resolved adversely to one of the classes.

The existence of separate classes of common stock could give rise to occasions when the interests of the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock diverge or conflict. Examples include determinations by our directors or officers to:

- pay or omit the payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock;
- allocate consideration to be received by holders of each of the classes of common stock in connection with a merger or consolidation involving Acacia Research Corporation;
- convert one class of common stock into shares of the other;
- approve certain dispositions of the assets of either group;
- allocate the proceeds of future issuances of our stock either to the Acacia Technologies group or the CombiMatrix group;
- allocate corporate opportunities between the groups; and
- make other operational and financial decisions with respect to one group that could be considered detrimental to the other group.

When making decisions with regard to matters that create potential diverging or conflicting interests, our directors and officers will act in accordance with their fiduciary duties, the terms of our restated certificate of incorporation, and, to the extent applicable, our management and allocation policies.

The performance of one group or the dividends paid to one group may adversely affect the dividends available for the other group.

Our board of directors currently has no intention to pay dividends on our AR-CombiMatrix stock or our AR-Acacia Technologies stock. Determinations as to future dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock will be based primarily on the financial condition, results of operations and business requirements of the relevant group and Acacia Research Corporation as a whole. Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on our AR-CombiMatrix stock and our AR-Acacia Technologies stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on our AR-CombiMatrix stock, exclusively on our AR-Acacia Technologies stock, or on both, in equal or unequal amounts. Our board of directors will not be required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor.

The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone company. In addition, Delaware law and our restated certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock.

Proceeds of mergers or consolidations may be allocated unfavorably.

Our restated certificate of incorporation does not contain any provisions governing how consideration to be received by holders of common stock in connection with a merger or consolidation involving Acacia Research Corporation is to be allocated among holders of each class of common stock. Our board of directors will determine the percentage of the consideration to be allocated to holders of each class of common stock in any such transaction. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

Holders of either class of common stock may be adversely affected by a conversion of group common stock.

Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of AR-Acacia Technologies stock into shares of AR-CombiMatrix stock, or vice versa, at a time when either or both classes of common stock may be considered to be overvalued or undervalued. Any such conversion would dilute the interests in Acacia Research Corporation of the holders of the class of common stock being issued in the conversion. It could also give holders of shares of the class of common stock converted a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted.

Holders of either class of common stock could be adversely affected by a disposition of the assets attributed to their respective groups.

Our board of directors could, in its sole discretion and without stockholder approval, determine to dispose of all or substantially all the assets of a group. If a disposition of group assets occurs at a time when those assets are considered undervalued, then holders of that group's stock would receive less consideration than they could have received had the assets been disposed of at a time when they had a higher value.

Proceeds of future issuances of our stock could be attributed unfavorably.

We may in the future issue a new class of stock, such as a class of preferred stock, or additional shares of AR-CombiMatrix stock or AR-Acacia Technologies stock. Proceeds from any future issuance of any class of stock would be attributed among the CombiMatrix group or the Acacia Technologies group as determined by our board of directors. There is no requirement that the proceeds from an issuance of AR-CombiMatrix stock or AR-Acacia Technologies stock be attributed to the corresponding group. Such allocations might be materially more or less for the respective groups than what might have been attributed had our board of directors chosen a different allocation method. Also, any designated preferred class may be designed to reflect the performance of Acacia Research Corporation as a whole, rather than the performance of the CombiMatrix group or the Acacia Technologies group.

Allocation of corporate opportunities could favor one group over another.

Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the groups. Any such decisions could favor one group at the expense of the other.

Other operational and financial decisions which may favor one group over the other.

Our board of directors or our senior officers will review other operational and financial matters affecting the CombiMatrix group and the Acacia Technologies group, including the allocation of financing resources and capital, technology and know-how and corporate overhead, taxes, debt, interest and other matters. Any decision of our board of directors or our senior officers in these matters could favor one group at the expense of the other.

Our board of directors may change our management and allocation policies without stockholder approval to the detriment of either group.

Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies could have different effects on holders of either class of common stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of Acacia Research Corporation and all of our stockholders as a whole.

Either group may finance the other group on terms unfavorable to one of the groups.

We may transfer cash and other property between groups to finance their business activities. The group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers generally as a short-term or long-term loan between groups or as a repayment of a previous borrowing.

There are limits on the consideration which may be received by the stockholders in the event of the disposition of assets of a group.

Our restated certificate of incorporation provides that if a disposition of all or substantially all of the properties and assets of either group occurs, we must, subject to certain exceptions:

- distribute through a dividend or redemption to holders of the class of common stock relating to such group an amount equal to the net proceeds of such disposition; or

- convert at a 10% premium such common stock into shares of the class of common stock relating to the other group.

If the group subject to the disposition were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of the class of common stock relating to that group if the assets of such group were sold. In addition, we cannot assure you that the net proceeds per share of the common stock relating to that group will be equal to or more than the market value per share of such common stock prior to or after announcement of a disposition.

The term "substantially all of the properties and assets" of a group is subject to potentially conflicting interpretations. Resolution of such a dispute could adversely impact the holders of either the class of common stock related to the assets being disposed or the holders of the other class because the consideration, if any, to be received by the holders of the class related to the disposed assets may depend on whether the disposition involved "substantially all" of the properties and assets of that class.

Holders of either class of common stock may be adversely affected by a redemption of their common stock.

We are entitled to redeem the outstanding common stock relating to a group when all or substantially all of that group's assets are sold. We can redeem the assets for cash, securities, a combination of cash and securities or other property at fair value. A disposition-related redemption could occur when the assets being disposed of are considered undervalued. If that were the case, the holders of our common stock related to that group would receive less consideration for their shares than they may deem reasonable.

We can also redeem on a pro rata basis all of the outstanding shares of a group's common stock for shares of the common stock of one or more of our wholly owned subsidiaries. If this were to occur, the holders of the redeemed class of common stock would no longer have stockholder voting rights in Acacia Research Corporation or any other benefits to be derived from holding a class of stock in Acacia Research Corporation. In addition, if the outstanding shares of a class of our common stock are redeemed for shares that are not publicly traded, the holders of such redeemed stock will no longer be able to publicly trade their shares and accordingly their investment will be substantially less liquid.

Our capital structure and the variable vote per share could enable a potential acquirer to take control of our company through the acquisition of only one of the classes of our common stock.

A potential acquirer could acquire control of Acacia Research Corporation by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. Currently, our AR-CombiMatrix stock has a majority of the voting power. As a result, currently, it might be possible for an acquirer to obtain control of Acacia Research Corporation by purchasing only shares of AR-CombiMatrix stock.

Decisions by directors and officers that affect differently one class of our common stock compared to the other could adversely affect the market value of either or both of the classes of our common stock.

The relative voting power per share of our AR-CombiMatrix stock and our AR-Acacia Technologies stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of our AR-CombiMatrix stock and our AR-Acacia Technologies stock. The market value of either or both classes of common stock could be affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, allocations of corporate opportunities and financing resources between groups, and changes in dividend policies.

Investors may not value our AR-CombiMatrix stock and our AR-Acacia Technologies stock based on group financial information and policies.

We cannot assure you that investors will value our AR-CombiMatrix stock and our AR-Acacia Technologies stock based on the reported financial results and prospects of the separate groups or the dividend policies established by our board of directors with respect to those groups. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will continue to be common stockholders of Acacia Research Corporation subject to all the risks associated with an investment in Acacia Research Corporation as a whole. Additionally, the separate stockholder rights related to each group are limited and relate to events that may never occur, such as dividend and liquidation rights and the disposition of all or substantially all of the assets of a group. Accordingly, investors may discount the value of AR-CombiMatrix stock and AR-Acacia Technologies stock because both groups are part of a common enterprise rather than a stand-alone entity and each class of stock has limited separate stockholder rights.

Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock may not receive a premium from an investor acquiring control of their respective classes of stock.

Control of AR-CombiMatrix stock or AR-Acacia Technologies stock may not provide control of Acacia Research Corporation as a whole. Accordingly, unlike many acquisition transactions, holders of AR-CombiMatrix stock and AR-Technologies stock may not receive a controlling interest premium from an investor acquiring control of their respective classes of stock.

There are certain provisions in our two-class capital structure that could have antitakeover effects.

The existence of the two classes of common stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Acacia Research Corporation by delaying or preventing such change in control. The existence of two classes of common stock could present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. We could, in the sole discretion of our board of directors and without stockholder approval, exercise the right to convert the shares of one class of common stock into shares of the other at a 10% premium over their respective average market values. This conversion could result in additional dilution to persons seeking control of Acacia Research Corporation.

Our board of directors could issue shares of preferred stock or common stock that could be used to create voting or other impediments to discourage persons seeking to gain control of Acacia Research Corporation, and preferred stock could also be privately placed with purchasers favorable to our board of directors in opposing such action.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Refer to the caption "Quantitative and Qualitative Disclosures About Market Risk" for Acacia Research Corporation, the CombiMatrix group and the Acacia Technologies group under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The primary objective of our investment activities is to preserve principal while concurrently maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the current value of the principal amount of our investment will decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, high-grade corporate bonds, government and non-government debt securities and certificates of deposit. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2003, all of our investments were in money market funds, high-grade corporate bonds, certificates of deposit and U.S. government debt securities. A hypothetical 100 basis point increase in interest rates would not have a material impact on the fair value of our available-for-sale securities as of December 31, 2003. See Note 3 to the Consolidated Financial Statements.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and related financial information required to be filed hereunder are indexed under Item 15 of this report and are incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH AUDITORS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

(a) As of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) was evaluated by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer. We have concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this Report, to help ensure that information we are required to disclose in reports that we file with the SEC is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods prescribed by the SEC.

(b) There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter (the quarter ended December 31, 2003) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except as provided below, the information required by this Item is incorporated by reference from the information under the captions entitled "Election of Directors-Nominees," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the SEC no later than April 29, 2004.

Code of Conduct.

Acacia Research Corporation has adopted a Code of Conduct that applies to all of its employees, including its chief executive officer, chief financial and accounting officer, president and any persons performing similar functions. Our Code of Conduct is provided on our internet website at www.acaciaresearch.com.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information under the caption entitled "Executive Officer Compensation and Other Information" in our definitive proxy statement to be filed with the SEC no later than April 29, 2004.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated by reference from the information under the caption entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement to be filed with the SEC no later than April 29, 2004.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from the information under the caption entitled "Certain Transactions" in our definitive proxy statement to be filed with the SEC no later than April 29, 2004.

Item 14. PRINICPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from the information under the caption entitled "Audit Committee Report" in our definitive proxy statement to be filed with the SEC no later than April 29, 2004.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report.

(1) Financial Statements

*NOTE: We are presenting, the Acacia Research Corporation consolidated financial statements and the separate financial statements for the CombiMatrix group and the Acacia Technologies group. The separate financial statements and accompanying notes of the two groups are being provided as additional disclosure regarding the financial performance of the two divisions and to provide investors with information regarding the potential value and operating results of the respective businesses, which may affect the respective share values. The separate financial statements should be reviewed in conjunction with Acacia Research Corporation's consolidated financial statements and accompanying notes. The presentation of separate financial statements is not intended to indicate that we have changed the title to any of our assets or changed the responsibility for any of our liabilities, nor is it intended to indicate that the rights of our creditors have been changed. Acacia Research Corporation, and not the individual groups, is the issuer of the securities. Holders of the two securities are stockholders of Acacia Research Corporation and do not have a separate and exclusive interest in the respective groups.

(2) Financial Statement Schedules

Financial statement schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or the Notes thereto.

(3) Exhibits. The following exhibits are either filed herewith or incorporated herein by reference:

Exhibit Number	**Description**
2.1	Agreement and Plan of Merger of Acacia Research Corporation, a California corporation, and Acacia Research Corporation, a Delaware corporation, dated as of December 23, 1999 (1)
2.2	Agreement and Plan of Reorganization by and among Acacia Research Corporation, Combi Acquisition Corp. and CombiMatrix Corporation dated as of March 20, 2002 (attached as Annex A to the Prospectus/Proxy Statement included in this Registration Statement)
3.1	Restated Certificate of Incorporation (2)
3.2	Amended and Restated Bylaws (3)
4.1	Form of Specimen Certificate of Acacia's Common Stock (4)
10.1	Acacia Research Corporation1993 Stock Option Plan (5)
10.2	Form of Stock Option Agreement for Acacia Research Corporation1993 Stock Option Plan (5)
10.3	Acacia Research Corporation1996 Stock Option Plan, as amended (6)
10.4	Form of Option Agreement constituting the Acacia Research Corporation1996 Executive Stock Bonus Plan (7)
10.5	CombiMatrix Corporation 1995 Stock Option Plan (8)
10.6	CombiMatrix Corporation 1998 Stock Option Plan (8)
10.7	CombiMatrix Corporation 2000 Stock Awards Plan (8)
10.8	2002 CombiMatrix Stock Incentive Plan (9)
10.9	2002 Acacia Technologies Stock Incentive Plan (10)
10.10	Agreement between Acacia Research Corporation and Paul Ryan (11)
10.11	Lease Agreement dated April 30, 1998, between Acacia Research Corporation and EOP-Pasadena Towers, L.L.C., a Delaware limited liability company doing business as EOP-Pasadena, LLC (12)
10.12	Lease Agreement between Soundbreak.com Incorporated and 8730 Sunset Towers and related Guaranty (13)
10.13	First Amendment dated June 26, 2000, to Lease Agreement between Acacia Research Corporation and Pasadena Towers, L.L.C. (14)
10.14	Sublease dated November 30, 2001, between Acacia Research Corporation and Jenkens & Gilchrist (14)
10.15	Lease Agreement dated January 28, 2002, between Acacia Research Corporation and The Irvine Company (14)
10.16	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc.(8)
10.17†	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH(8)
10.18†	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH(8)
10.19	Form of Indemnification Agreement
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of Acacia Research Corporation)
23.2	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of CombiMatrix Corporation)
23.3	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of the Acacia Technologies group and the CombiMatrix group)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the United States Securities and Exchange Commission.

(1) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).

(2) Incorporated by reference as Appendix B to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(3) Incorporated by reference from Acacia Research Corporation's Quarterly Report on Form 10-Q filed on August 10, 2001 (SEC File No. 000-26068).

(4) Incorporated by reference from Amendment No. 2 on Form 8-A/A filed on December 30, 1999 (SEC File No. 000-26068).

(5) Incorporated by reference from Acacia Research Corporation's Registration Statement on Form SB-2 (33-87368-L.A.), which became effective under the Securities Act of 1933, as amended, on June 15, 1995.

(6) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).

(7) Incorporated by reference from Acacia Research Corporation's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).

(8) Incorporated by reference to Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(9) Incorporated by reference as Appendix D to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(10) Incorporated by reference as Appendix E to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(11) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 30, 1998 (SEC File No. 000-26068).

(12) Incorporated by reference to Acacia Research Corporation's Quarterly Report on Form 10-Q filed on August 14, 1998 (SEC File No. 000-26068).

(13) Incorporated by reference to Acacia Research Corporation's Quarterly Report on Form 10-Q filed on November 15, 1999 (SEC File No. 000-26068).

(14) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).
(b) Reports on Form 8-K filed during the quarter ended December 31, 2002.

(b) Reports on Form 8-K

Acacia Research Corporation furnished, but did not file, one Current Report on Form 8-K during the three months ended December 31, 2003. The report, dated October 22, 2003, contained Acacia Research Corporation's press release announcing its earnings for the third quarter of 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2004

ACACIA RESEARCH CORPORATION

/s/ Paul R. Ryan
Paul R. Ryan
Chairman of the Board
and Chief Executive Officer
(Authorized Signatory)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul R. Ryan Paul R. Ryan	Chairman of the Board and Chief Executive Officer (Principal Chief Executive)	March 3, 2004
/s/ Robert L. Harris, II Robert L. Harris, II	Director and President	March 3, 2004
/s/ Clayton J. Haynes Clayton J. Haynes	Chief Financial Officer (Principal Financial Officer)	March 3, 2004
/s/ Thomas B. Akin Thomas B. Akin	Director	March 3, 2004
/s/ Fred A. de Boom Fred A. de Boom	Director	March 3, 2004
/s/ Edward W. Frykman Edward W. Frykman	Director	March 3, 2004
/s/ G. Louis Graziadio, III G. Louis Graziadio, III	Director	March 3, 2004
/s/ Amit Kumar, Ph.D. Amit Kumar, Ph.D.	Director	March 3, 2004
/s/ Rigdon Currie Rigdon Currie	Director	March 3, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of Acacia Research Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) on page 70 present fairly, in all material respects, the financial position of Acacia Research Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia Research Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 27, 2004

ACACIA RESEARCH CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002
(In thousands, except share and per share information)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,949	$ 43,083
Short-term investments	18,551	11,605
Accounts receivable, net of allowance for doubtful accounts of $145 (2003) and $0 (2002)	323	578
Prepaid expenses, inventory, and other assets	1,180	1,221
Total current assets	52,003	56,487
Property and equipment, net of accumulated depreciation	2,823	4,075
Patents, net of accumulated amortization of $9,210 (2003) and $7,613 (2002)	13,683	15,280
Goodwill	21,200	20,693
Other assets	331	536
	$ 90,040	$ 97,071
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, accrued expenses and other	$ 3,244	$ 4,826
Current portion of deferred revenues	18,108	10,675
Total current liabilities	21,352	15,501
Deferred income taxes	3,260	3,540
Deferred revenues, net of current portion	3,901	-
Total liabilities	28,513	19,041
Minority interests	1,127	2,171
Commitments and contingencies (Note 14)		
Redeemable Stockholders' equity:		
Preferred stock		
Acacia Research Corporation, par value $0.001 per share; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock		
Acacia Research - Acacia Technologies stock, par value $0.001 per share; 50,000,000 shares authorized; 19,739,984 and 19,640,808 shares issued and outstanding as of December 31, 2003 and December 31, 2002, respectively	20	20
Acacia Research - CombiMatrix stock, par value $0.001 per share; 50,000,000 shares authorized; 26,328,122 and 22,964,779 shares issued and outstanding as of December 31, 2003 and December 31, 2002, respectively	26	23
Additional paid-in capital	244,517	238,826
Deferred stock compensation	(766)	(4,023)
Accumulated comprehensive loss	8	(2)
Accumulated deficit	(183,405)	(158,985)
Total stockholders' equity	60,400	75,859
	$ 90,040	$ 97,071

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2003, 2002 and 2001
(In thousands, except share and per share information)

	2003	2002	2001
Revenues:			
License fee income	$ 692	$ 43	$ 24,180
Product revenue	407	306	-
Grant and contract revenue	49	533	456
Total revenues	1,148	882	24,636
Operating expenses:			
Cost of sales	99	263	-
Research and development expenses	8,098	18,187	11,656
Charge for acquired in-process research and development	-	17,237	-
Non-cash stock compensation expense - research and development	466	1,868	7,183
Marketing, general and administrative expenses	14,917	18,632	32,664
Non-cash stock compensation expense - marketing, general and administrative	1,189	4,559	13,636
Amortization of patents and goodwill	1,597	1,990	2,695
Legal settlement charges	144	18,471	-
Total operating expenses	26,510	81,207	67,834
Operating loss	(25,362)	(80,325)	(43,198)
Other income (expense) :			
Impairment of cost method investment	(207)	(2,748)	-
Interest income	735	1,209	3,762
Realized gains (losses) on short-term investments	94	(1,184)	350
Unrealized (losses) gains on short-term investments	-	(249)	237
Interest expense	-	(203)	(65)
Equity in losses of affiliate	-	-	(195)
Other income	-	64	77
Total other income (expenses)	622	(3,111)	4,166
Loss from continuing operations before income taxes and minority interests	(24,740)	(83,436)	(39,032)
Benefit (provision) for income taxes	273	857	(780)
Loss from continuing operations before minority interests	(24,467)	(82,579)	(39,812)
Minority interests	47	23,806	17,540
Loss from continuing operations	(24,420)	(58,773)	(22,272)
Discontinued operations:			
Estimated loss on disposal of Soundbreak.com	-	(200)	-
Net loss	(24,420)	(58,973)	(22,272)
Unrealized losses on short-term investments	(25)	(38)	(9)
Unrealized gains (losses) on foreign currency translation	35	40	(72)
Comprehensive loss	$ (24,410)	$ (58,971)	$ (22,353)

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)
For the Years Ended December 31, 2003, 2002 and 2001
(In thousands, except share and per share information)

	2003	2002	2001
Loss per common share:			
Attributable to the Acacia Technologies group:			
Loss from continuing operations	$ (5,451)	$ (12,554)	$ -
Basic and diluted per share	(0.28)	(0.64)	-
Loss from discontinued operations	-	(200)	-
Basic and diluted per share	-	(0.01)	-
Net loss	(5,451)	(12,754)	-
Basic and diluted per share	(0.28)	(0.65)	-
Attributable to the CombiMatrix group:			
Net loss	$ (18,969)	$ (46,219)	$ -
Basic and diluted per share	(0.76)	(2.01)	-
Acacia Research Corporation:			
Net loss	$ -	$ -	$ (22,272)
Basic and diluted per share	-	-	(1.16)
Weighted average shares - basic and diluted:			
Acacia Research - Acacia Technologies stock	19,661,655	19,640,808	-
Acacia Research - CombiMatrix stock	24,827,819	22,950,746	-
Acacia Research Corporation	-	-	19,259,256

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2002 and 2001
(In thousands, except share information)

	Acacia Research Corporation Common Shares (Predecessor)	AR-Acacia Technologies Redeemable Common Shares	AR-CombiMatrix Redeemable Common Shares	Acacia Research Corporation Common Stock (Predecessor)	AR-Acacia Technologies Redeemable Common Stock	AR-CombiMatrix Redeemable Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Comprehensive Income (Loss)	Total
2001											
Balance at December 31, 2000	16,090,587	-	-	$ 16	$ -	$ -	$ 116,103	$ -	$ (56,052)	$ 77	$ 60,144
Net loss									(22,272)		(22,272)
Units issued in private placement, net	1,127,274			1			18,360				18,361
Stock options exercised	596,888			1			1,251				1,252
Increase in capital due to issuance of stock											-
by subsidiaries							1,283				1,283
Compensation expense relating to stock											-
options and warrants							47				47
Stock dividend (Note 1 and 8)	1,777,710			2			21,684		(21,688)		(2)
Unrealized loss on short-term investments										(9)	(9)
Unrealized loss on foreign currency translation										(72)	(72)
Balance at December 31, 2001	19,592,459	-	-	20	-	-	158,728	-	(100,012)	(4)	58,732
2002											
Net loss									(58,973)		(58,973)
Stock options exercised	48,349						136				136
Decrease in capital due to issuance of stock											-
by subsidiaries							(550)				(550)
Compensation expense relating to stock options							19				19
Unrealized loss on short-term investments										(38)	(38)
Unrealized gain on foreign currency translation										40	40
Dividends paid by subsidiary							(11)				(11)
Stock cancellation due to recapitalization	(19,640,808)			(20)			20				-
Stock issuance due to recapitalization		19,640,808	10,963,499		20	11	(31)				-
Stock issuance related to acquisition of											-
additional CombiMatrix Corporation shares			11,987,052			12	80,370	(4,207)			76,175
Stock options exercised			14,228				29				29
Compensation expense relating to stock options							116	184			300
Balance at December 31, 2002	-	19,640,808	22,964,779	-	20	23	238,826	(4,023)	(158,985)	(2)	75,859
2003											
Net loss									(24,420)		(24,420)
Stock options exercised		99,176	253,036				692				692
Warrants exercised			163,637				450				450
Employee stock grant			18,000				60				60
Units issued in private placement, net			2,416,502			2	4,860				4,862
Deferred stock compensation							11	(11)			-
Compensation expense relating to stock options							24	1,825			1,849
Stock option cancellations							(1,699)	1,443			(256)
Unrealized loss on short-term investments										(25)	(25)
Unrealized gain on foreign currency translation										35	35
Legal settlement (see Note 14)			16,378				75				75
Stock issuance related to acquisitions (see Note 8)			495,790			1	1,218				1,219
Balance at December 31, 2003	-	19,739,984	26,328,122	$ -	$ 20	$ 26	$ 244,517	$ (766)	$ (183,405)	$ 8	$ 60,400

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss from continuing operations	$ (24,420)	$ (58,773)	$ (22,272)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:			
Depreciation and amortization	3,025	3,533	3,869
Equity in losses of affiliate	-	-	195
Minority interests	(47)	(23,806)	(17,540)
Non-cash stock compensation expense	1,655	6,427	20,819
Charge for acquired in-process research and development	-	17,237	-
Deferred tax benefit	(280)	(289)	(182)
Write-off of other assets	-	-	918
Net sales (purchases) of trading securities	-	4,124	(4,135)
Unrealized losses (gains) on short-term investments	-	249	(237)
Issuance of common stock by subsidiary - legal settlement charge	-	17,471	-
Impairment of cost method investment	207	2,748	-
Other	29	99	354
Changes in assets and liabilities:			
Accounts receivable	255	(435)	(143)
Prepaid expenses, inventory and other assets	124	257	(570)
Accounts payable, accrued expenses and other	(1,056)	(143)	1,085
Deferred revenues	11,334	11,640	7,460
Net cash used in operating activities from continuing operations	(9,174)	(19,661)	(10,379)
Net cash used in operating activities from discontinued operations	(551)	(905)	(2,182)
Net cash used in operating activities	(9,725)	(20,566)	(12,561)
Cash flows from investing activities:			
Purchase of additional equity in consolidated subsidiaries	-	(200)	(3,304)
Purchase of property and equipment, net	(86)	(1,080)	(3,775)
Sale of property and equipment	-	361	-
Proceeds from sale and leaseback arrangement	-	-	3,000
Purchase of available-for-sale investments	(37,773)	(11,338)	(56,686)
Sale of available-for-sale investments	30,801	20,383	76,275
Purchase of common stock from minority stockholders of subsidiaries	-	(217)	(2,550)
Acquisition costs	-	(834)	-
Other	-	(100)	-
Net cash (used in) provided by investing activities from continuing operations	(7,058)	6,975	12,960
Net cash used in investing activities from discontinued operations	(356)	(3)	(145)
Net cash (used in) provided by investing activities	(7,414)	6,972	12,815
Cash flows from financing activities:			
Proceeds from sale of common stock, net of issuance costs	4,862	-	18,349
Proceeds from the exercise of stock options and warrants	1,142	242	1,774
Capital contributions from minority shareholders of subsidiaries, net of issuance costs	-	300	3,257
Capital distributions to minority shareholders of subsidiaries, net of issuance costs	-	(618)	-
Repayment of capital lease obligation	-	(2,779)	(221)
Other	14	(11)	-
Net cash provided by (used in) financing activities	6,018	(2,866)	23,159
Effect of exchange rate on cash	(13)	92	(125)
(Decrease) increase in cash and cash equivalents	(11,134)	(16,368)	23,288
Cash and cash equivalents, beginning	43,083	59,451	36,163
Cash and cash equivalents, ending	$ 31,949	$ 43,083	$ 59,451

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Acacia Research Corporation ("we," "us" and "our") is comprised of two operating groups.

Our life sciences business, referred to as the "CombiMatrix group," is comprised of our wholly owned subsidiary, CombiMatrix Corporation and CombiMatrix Corporation's majority-owned subsidiary, Advanced Material Sciences, Inc. ("Advanced Material Sciences") and wholly owned subsidiary, CombiMatrix K.K. CombiMatrix Corporation is a life sciences technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Advanced Material Sciences, a development stage company, holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material sciences. CombiMatrix K.K., a wholly owned Japanese corporation located in Tokyo, is exploring opportunities for CombiMatrix Corporation's active array system with pharmaceutical and biotechnology companies in the Asian market.

Our intellectual property licensing business, referred to as the "Acacia Technologies group," acquires, develops and licenses intellectual property, and is comprised primarily of Acacia Research Corporation's wholly owned subsidiaries, Acacia Media Technologies Corporation ("Acacia Media Technologies") and Soundview Technologies, Inc. ("Soundview Technologies"). The Acacia Technologies group is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry.

The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary digital media transmission ("DMT") technology, enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. We believe our DMT technology is utilized by a variety of companies in activities including digital ad insertion, cable programming, satellite programming, hotel in-room entertainment services, distance learning, and other Internet programming involving digital audio/video content. Our DMT technology is protected by five U.S. patents which expire in 2011 and 31 foreign patents which expire in 2012. The Acacia Technologies group also owns and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003. The V-chip was adopted by manufacturers of televisions sold in the United States to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996.

We were incorporated on January 25, 1993 under the laws of the State of California. In December 1999, we changed our state of incorporation from California to Delaware.

Liquidity and Risks

To date, we and our subsidiaries have relied primarily upon selling equity securities and payments from our strategic partners and licensees to generate the funds needed to finance the implementation of our plans of operation for our subsidiaries. Management believes that our cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet our cash requirements through at least the next twelve months. We may be required to obtain additional financing. We cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our businesses may suffer. Our business operations are also subject to certain risks and uncertainties, including:

- market acceptance of products and services;
- technological advances that may make our products and services obsolete or less competitive;
- increases in operating costs, including costs for supplies, personnel and equipment;
- the availability and cost of capital;
- general economic conditions; and
- governmental regulation that may restrict our subsidiaries businesses.

The CombiMatrix group is deploying unproven technologies and continues to develop its commercial products. The CombiMatrix group has historically been substantially dependent on its arrangements with strategic partners including Roche Diagnostics GmbH ("Roche"), and has relied upon payments by Roche and other partners for a majority of its future revenues. The CombiMatrix group expends a majority of its resources toward fulfilling its contractual obligations under the Roche agreements. Roche's primary service to the CombiMatrix group is to distribute and proliferate its technology platform. The CombiMatrix group will need to enter into additional strategic partnerships to develop and commercialize future products. However, there can be no assurance that the CombiMatrix group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the CombiMatrix group's and Acacia Research Corporation's ability to achieve its intended business objectives. The CombiMatrix group's success also depends on its ability to protect its intellectual property.

Until 2003, the Acacia Technologies group generated substantially all of its revenues from licensing the Acacia Technologies group's patented V-chip technology to television manufacturers. The V-chip patent expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the expiration of the patent, but it may still collect revenues from the sale of such televisions in the United States before the expiration date. The Acacia Technologies group is marketing and commercially licensing its DMT technology and is currently developing additional technologies. However, there can be no assurance that the Acacia Technologies group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the Acacia Technologies group and on Acacia Research Corporation's ability to achieve its intended business objectives The Acacia Technologies group's success also depends on its ability to enforce and protect its intellectual property.

Recapitalization and Merger Transactions

On December 11, 2002, our stockholders voted in favor of a recapitalization transaction, which became effective on December 13, 2002, whereby we created two new classes of common stock called Acacia Research-CombiMatrix stock ("AR-CombiMatrix stock") and Acacia Research-Acacia Technologies stock ("AR-Acacia Technologies stock"), and divided our existing Acacia Research Corporation common stock into shares of the two new classes of common stock. AR-CombiMatrix stock is intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of our different business groups, they are both classes of common stock of Acacia Research Corporation and are not stock issued by the respective groups.

On December 11, 2002, Acacia Research Corporation stockholders and CombiMatrix Corporation stockholders voted in favor of a merger transaction pursuant to which we acquired the stockholder interests in CombiMatrix Corporation not already owned by us (52% of the total stockholder interests in CombiMatrix Corporation). The acquisition was accomplished through a merger, effective December 13, 2002, in which stockholders of CombiMatrix Corporation other than Acacia Research Corporation received one share of the new AR-CombiMatrix stock in exchange for each share of CombiMatrix Corporation common stock that they owned immediately prior to the merger.

All share and per share information in the consolidated financial statements and accompanying notes to the consolidated financial statements, unless otherwise noted, give effect to the recapitalization as of January 1, 2002. Share and per share information is excluded for the AR-CombiMatrix stock and the AR-Acacia Technologies stock for all periods prior to 2002 as the Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock were not part of Acacia Research Corporation's capital structure prior to 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Fiscal Year End. The consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. We have a December 31 year end.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Acacia Research Corporation and its wholly owned and majority-owned subsidiaries. Investments for which Acacia Research Corporation possesses the power to direct or cause the direction of the management and policies, either through majority ownership or other means, are accounted for under the consolidation method. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which we maintain an ownership interest of 20% to 50% or exercise significant influence over operating and financial policies are accounted for under the equity method. The cost method is used where we maintain ownership interests of less than 20% and do not exercise significant influence over the investee.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. Revenues from multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force ("EITF") Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Acacia Technologies Group

Under the terms of our DMT license agreements, the Acacia Technologies group grants an annual non-exclusive license for the use of its patented DMT technology. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Pursuant to the terms of our DMT license agreements, once executed, the Acacia Technologies group has no further obligations with respect to the grant of the annual license each year. License fees paid to and recognized as revenue by the Acacia Technologies group are non-refundable.

Per Unit Royalties. Revenue generated from license agreements that provide for the calculation of royalties on a per-unit basis are accrued and recognized as revenue in the period earned, provided that amounts are fixed or determinable and collectibility is reasonably assured.

Percentage of Licensee Sales Royalties. Certain license agreements provide for the calculation of license fees based on a licensee's actual quarterly sales applied to a contractual royalty rate. Licensees that pay license fees on a quarterly basis generally report actual quarterly sales information and related quarterly license fees due to the Acacia Technologies group within 30 to 45 days after the end of the quarter in which such activity takes place. Consequently, the Acacia Technologies group recognizes revenue from these licensing agreements on a three-month lag basis, in the quarter following the quarter of sales, provided amounts are fixed or determinable and collectibility is reasonably assured. The lag method described above allows for the receipt of licensee royalty reports prior to the recognition of revenue.

Minimum Upfront Annual Royalties. Certain license agreements provide for the calculation and payment of a minimum upfront annual license fee, based upon a licensee's expected annual sales during each annual license term. These license fee payments are deferred and amortized to revenue on a straight-line basis over the annual license term. To the extent actual annual royalties reported at the conclusion of each annual license term exceed the amount prepaid, the additional royalties are recognized in revenue in the quarter following the annual license term provided that amounts are fixed or determinable and collectibility is reasonably assured.

License fee payments received by the Acacia Technologies group that do not meet the revenue recognition criteria described above are deferred until the revenue recognition criteria are met. The Acacia Technologies group assesses collection of accrued license fees based on a number of factors, including past transaction history and credit-worthiness. If it is determined that collection is not reasonably assured, the fee is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash.

As a result of our licensing and any related intellectual property enforcement activities that we choose to conduct, we may recognize royalty revenues that relate to prior period infringements by licensees. Differences between amounts initially recognized and amounts subsequently audited or reported as an adjustment to those amounts will be recognized in the period the adjustment is determined as a change in accounting estimate.

CombiMatrix Group

Revenues from government grants and contracts are recognized as the related services are performed, when the services have been accepted by the grantor and collectibility is reasonably assured. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms.

Revenue from the sale of products and services is recognized when delivery has occurred or services have been rendered.

Revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received and/or billable by us in connection with other rights and services that represent continuing obligations of ours, are deferred until all of the elements have been delivered or until we have established objective and verifiable evidence of the fair value of the undelivered elements.

Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. Deferred revenues will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met.

Cash and Cash Equivalents. We consider all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. Our short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, commercial paper and other marketable securities. Investments in securities with original maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 2003 and 2002, all of our investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a separate component of comprehensive income (loss) in stockholders' equity until realized. During 2002 and 2001, certain of our investments were classified as trading securities. Realized and unrealized gains and losses in the value of trading securities are included in net loss in the consolidated statements of operations and comprehensive loss.

The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in net loss.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

Concentration of Credit Risks. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. We have not experienced any losses on our deposits of cash and cash equivalents.

One licensee accounted for approximately 28% of Acacia Research Corporation's license fee revenues recognized during the year ended December 31, 2003, and also represents approximately 31% of accounts receivable at December 31, 2003. Acacia Research Corporation performs regular credit evaluations of its significant licensees and has not experienced any significant credit losses.

Property and Equipment. Property and equipment are recorded at cost. Major additions and improvements that materially extend useful lives of property and equipment are capitalized. Maintenance and repairs are charged against the results of operations as incurred. When these assets are sold or otherwise disposed of, the asset and related depreciation are relieved, and any gain or loss is included in the statement of operations and comprehensive loss for the period of sale or disposal. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Machine shop and laboratory equipment	5 years
Furniture and fixtures	3 to 7 years
Computer hardware and software	3 to 5 years
Leasehold improvements	Lesser of lease term or useful life of improvement

Construction in progress includes direct costs incurred related to internally constructed assets which are depreciated once the asset is placed into service.

Prepaid Public Offering Costs. As of September 30, 2001, CombiMatrix Corporation capitalized $1,353,000 of costs incurred in connection with the filing of a registration statement with the SEC in November 2000. In the fourth quarter of 2001, all of these deferred costs were charged to operations.

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents and Goodwill. Goodwill and identifiable intangibles, including patents, are recorded when the consideration paid for acquisitions exceeds the fair value of the net tangible assets acquired. Patents, once issued or purchased, are amortized on the straight-line method over their remaining economic useful lives, ranging from three to twenty years. Goodwill is not amortized.

Impairment of Long-lived Assets and Goodwill. We review long-lived assets and intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Goodwill is evaluated for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and is subject to a periodic review for potential impairment at a reporting unit level. Reviews for potential impairment must occur at least annually and may be performed earlier, if circumstances indicate that an impairment may have occurred. Acacia Research Corporation has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. Our three reporting units are: 1) Acacia Media Technologies Corporation and 2) Soundview Technologies, Inc., which are the primary components of the Acacia Technologies group, and 3) the CombiMatrix group. As of January 1, 2002, the date of adoption of the standard, we had unamortized goodwill in the amount of $4,627,000. We performed a transitional goodwill impairment assessment in 2002 and a year-end goodwill impairment assessment in 2002 and 2003 and determined that there was no impairment of goodwill. The fair values of our reporting units were estimated using a discounted cash flow analysis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

Foreign Currency Translation. The functional currency of our foreign entity is the local currency (Japanese Yen). Foreign currency translation is reported pursuant to SFAS No. 52, "Foreign Currency Translation"

("SFAS No. 52"). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the year.

Stock-based Compensation. At December 31, 2003, Acacia Research Corporation has two stock-based employee compensation plans, which are described more fully in Note 12. Compensation cost of stock options issued to employees is accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Compensation cost attributable to such options is recognized based on the difference, if any, between the closing market price of the stock on the date of grant and the exercise price of the option. Compensation cost is generally deferred and amortized on an accelerated basis over the vesting period of the individual option awards using the amortization method prescribed in Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN No. 28"). We have adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"), with respect to options issued to employees. Compensation cost of stock options and warrants issued to non-employee service providers is accounted for under the fair value method required by SFAS No. 123 and related interpretations.

The following table illustrates the effect on net loss and loss per share if Acacia Research Corporation had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

	AR-Acacia Technologies Stock	AR-CombiMatrix Stock	AR-Acacia Technologies Stock	AR-CombiMatrix Stock	Acacia Research Corporation
	2003	2003	2002	2002	2001
Loss from continuing operations as reported....	$ (5,451)	$ (18,969)	$ (12,554)	$ (46,219)	$ (22,272)
Stock-based compensation, intrinsic value method, net of tax	-	1,475	19	3,660	12,335
Pro forma stock based compensation fair value method, net of tax	(3,273)	(9,029)	(5,034)	(7,198)	(4,907)
Loss from continuing operations, pro forma.....	(8,724)	(26,523)	(17,569)	(49,757)	(14,844)
Basic and diluted loss per share from continuing operations as reported................	(0.28)	(0.76)	(0.64)	(2.01)	(1.16)
Basic and diluted loss per share from continuing operations, pro forma	(0.44)	(1.07)	(0.89)	(2.17)	(0.77)

Note: The stock-based compensation information above gives effect to the recapitalization as of January 1, 2002. As a result, stock-based compensation information related to Acacia Research Corporation common stock in 2002 has been omitted from the table above. Further, stock-based compensation information related to the AR-Acacia Technologies stock and the AR-CombiMatrix stock has been omitted for all periods prior to 2002 as the Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock were not part of Acacia Research Corporation's capital structure prior to 2002.

The fair value of Acacia Research Corporation stock options was determined using the Black-Scholes option-pricing model, assuming weighted average risk free annual interest of 4.52% in 2001, volatility of approximately 75%, with expected lives of approximately four years and no expected dividends.

The fair value of AR-Acacia Technologies stock options was determined using the Black-Scholes option-pricing model, assuming weighted average risk free annual interest rate of 2.97% and 3.43% in 2003 and 2002, respectively, volatility of approximately 100%, with expected lives of approximately five years, and no expected dividends.

The fair value of AR-CombiMatrix stock options was determined using the Black-Scholes option-pricing model, assuming weighted average risk free annual interest rate of 2.89% and 4.38% in 2003 and 2002, respectively, volatility of approximately 100%, with expected lives of approximately five years, and no expected dividends.

Research and Development Expenses. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies, which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Software developed for use in our products is expensed as incurred until both (i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. We believe these criteria are met after we have received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

Acquired In-process Research and Development. The value assigned to acquired in-process research and development ("IPR&D") is determined by identifying acquired specific in-process research and development projects that would be continued and for which (a) technological feasibility has not been established at the acquisition date, (b) there is no alternative future use and (c) the fair value is estimable with reasonable reliability, upon consummation of a business combination.

Income Taxes. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Acacia Research Corporation's financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.

Accounting for Sales of Stock by a Subsidiary. Gains or losses resulting from a subsidiary's sale of stock to third parties at a price per share in excess of or below Acacia Research Corporation's average carrying amount per share are generally reflected in stockholders' equity as a direct increase or decrease to capital in excess of par or stated value.

Comprehensive (Loss) Income. Comprehensive (loss) income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners.

Segment Reporting. We use the management approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of Acacia Research Corporation's reportable segments. At December 31, 2002, our reporting segments were modified for all periods presented to reflect the attribution of assets and liabilities and the allocation of expenditures consistent with the management and allocation policies used in the preparation of the separate Acacia Technologies group and CombiMatrix group financial statements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Loss Per Share. Basic loss per share for each class of common stock is computed by dividing the loss allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock. Diluted loss per share is computed by dividing the loss allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock including the dilutive effect of common stock equivalents. Potentially dilutive common stock equivalents primarily consist of employee stock options and common stock purchase warrants.

The earnings or losses allocated to each class of common stock are determined by Acacia Research Corporation's board of directors. This determination is generally based on the net income or loss amounts of the corresponding group determined in accordance with accounting principles generally accepted in the United States of America, consistently applied. Acacia Research Corporation believes this method of allocation is systematic and reasonable. The Acacia Research Corporation board of directors can, at its discretion, change the method of allocating earnings or losses to each class of common stock at any time.

The following table presents a reconciliation of basic and diluted loss per share:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Acacia Research - Acacia Technologies stock			
Basic weighted average number of common shares outstanding	19,661,655	19,640,808	-
Dilutive effect of outstanding stock options and warrants	-	-	-
Diluted weighted average number of common and potential common shares outstanding	19,661,655	19,640,808	-
Potential AR-Acacia Technologies stock common shares excluded from the per share calculation because the effect of their inclusion would be anti-dilutive	424,571	46,857	-
Acacia Research - CombiMatrix stock			
Basic weighted average number of common shares outstanding	24,827,819	22,950,746	-
Dilutive effect of outstanding stock options and warrants	-	-	-
Diluted weighted average number of common and potential common shares outstanding	24,827,819	22,950,746	-
Potential AR-CombiMatrix stock common shares excluded from the per share calculation because the effect of their inclusion would be anti-dilutive	779,238	305,256	-
Acacia Research Corporation common stock			
Basic weighted average number of common shares outstanding	-	-	19,259,256
Dilutive effect of outstanding stock options and warrants	-	-	-
Diluted weighted average number of common and potential common shares outstanding	-	-	19,259,256
Potential AR-CombiMatrix stock common shares excluded from the per share calculation because the effect of their inclusion would be anti-dilutive	-	-	719,471

Separate Group Presentation. AR-CombiMatrix stock and AR-Acacia Technologies stock are intended to reflect the separate performance of the respective division of Acacia Research Corporation. The CombiMatrix group and the Acacia Technologies group are not separate legal entities. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock are stockholders of Acacia Research Corporation. As a result, holders of AR-CombiMatrix stock and AR-Acacia Technologies stock continue to be subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to one of the groups could be subject to the liabilities of the other group. The group financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, and taken together, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of the groups reflect the financial condition, results of operations, and cash flows of the businesses included therein. The financial statements of the groups include the accounts or assets of Acacia Research Corporation specifically attributed to the groups and were prepared using amounts included in Acacia Research Corporation's consolidated financial statements.

Minority interests represent participation of other stockholders in the net equity and in the division earnings and losses of the groups and are reflected in the caption "Minority interests" in the group financial statements. Minority interests adjust group net results of operations to reflect only the group's share of the division earnings or losses of non-wholly owned investees.

Financial effects arising from one group that affect Acacia Research Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any division net losses of the CombiMatrix group or of the Acacia Technologies group, and dividends or distributions on, or repurchases of, AR-CombiMatrix stock or AR-Acacia Technologies stock, will reduce the assets of Acacia Research Corporation legally available for payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock.

Management Allocation Policies. The management and allocation policies applicable to the preparation of the financial statements of the CombiMatrix group and the Acacia Technologies group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Acacia Research Corporation board of directors at any time without approval of the stockholders. The group's financial statements reflect the application of the management and allocation policies adopted by the Acacia Research Corporation board of directors to various corporate activities, as described below. Management has no plans to change allocation methods or the composition of the groups. The group financial statements should be read in conjunction with the Acacia Research Corporation consolidated financial statements and related notes.

Treasury and Cash Management Policies. Cash and cash equivalents and short–term investments are attributed to the groups based on the respective cash and cash equivalents and short term investments balances of the entities comprising each group. Acacia Research Corporation's cash and the cash held by its intellectual property licensing businesses, including all cash raised through Acacia Research Corporation's previous offerings, have been attributed to the Acacia Technologies group as these funds are intended to support the intellectual property licensing businesses of Acacia Research Corporation. All cash raised by CombiMatrix Corporation and Advanced Material Sciences have been attributed to the CombiMatrix group. Acacia Research Corporation manages most treasury and cash management activities on a decentralized basis, with each group separately managing its own treasury activities. Pursuant to treasury and cash management policies adopted by the Acacia Research Corporation board of directors, the following applies:

- Acacia Research Corporation will attribute each future issuance of AR-Acacia Technologies stock (and the proceeds thereof) to the Acacia Technologies group and will attribute each future issuance of AR-CombiMatrix stock (and the proceeds thereof) to the CombiMatrix group;

- Acacia Research Corporation will attribute each future incurrence or issuance of external debt or preferred stock (and the proceeds thereof), if any, between the groups or entirely to one group as determined by the Acacia Research Corporation board of directors, based on the extent to which Acacia Research Corporation incurs or issues the debt or preferred stock for the benefit of the CombiMatrix group or the Acacia Technologies group;

- Dividends, if any, on AR-Acacia Technologies stock will be charged against the Acacia Technologies group, and dividends, if any on AR-CombiMatrix stock will be charged against the CombiMatrix group;

- Repurchases of AR-Acacia Technologies stock will be charged against the Acacia Technologies group and repurchases of AR-CombiMatrix stock will be charged against the CombiMatrix group;

- Acacia Research Corporation accounts for any cash transfers from Acacia Research Corporation to or for the account of a group, from a group to or for the account of Acacia Research Corporation, or from one group to or for the account of the other group (other than transfers in return for assets or services rendered) as short-term loans unless (A) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, (B) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a capital contribution or (iii) the Acacia Research Corporation board of directors determines that a given transfer (or type of transfer) should be accounted for as a return of capital. There are no specific criteria to determine when Acacia Research Corporation will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-group revolving credit advance; provided, however, that cash advances from Acacia Research Corporation to the Acacia Technologies group or to the CombiMatrix group up to $25.0 million on a cumulative basis shall be accounted for as short-term or long-term loans at interest rates at which Acacia Research Corporation could borrow such funds and shall not be accounted for as a capital contribution. The Acacia Research Corporation board of directors will make such a determination in the exercise of its business judgment at the time of such transfer based upon all relevant circumstances. Factors the Acacia Research Corporation board of directors may consider include, without limitation, the current and projected capital structure of each group; the financing needs and objectives of the recipient group; the availability, cost and time associated with alternative financing sources; and prevailing interest rates and general economic conditions; and

- Any cash transfers accounted for as short-term loans will bear interest at the rate at which Acacia Research Corporation could borrow such funds. In addition, any cash transfers accounted for as a long-term loan will have interest rates, amortization, maturity, redemption and other terms that reflect the then-prevailing terms on which Acacia Research Corporation could borrow such funds.

Assets and Liabilities. Acacia Research Corporation's assets and liabilities have been attributed to the Acacia Technologies group and the CombiMatrix group based on the respective asset and liabilities of the business comprising each group. Net intangible assets recorded at the Acacia Research Corporation level, primarily consisting of acquired patents and goodwill balances, have been attributed to the respective businesses comprising each group to which the intangibles and goodwill relate.

Corporate General and Administrative Services and Facilities. Acacia Research Corporation allocates the cost of corporate general and administrative services and facilities between the groups generally based upon utilization. Where determinations based on utilization alone are impracticable, Acacia Research Corporation utilizes other methods and criteria that management believes to be equitable and to provide a reasonable estimate of the cost attributable to each group. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate therefor) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. In addition, allocated costs include all materials used in connection with such services or facilities, billed at their net cost to the provider of the services or facilities plus all overhead costs and expenses related to such materials. Except as may otherwise be specifically provided pursuant to the terms of any agreements among Acacia Research Corporation and the groups or any resolutions of the Acacia Research Corporation board of directors, the corporate general and administrative services and facilities to be allocated between the groups include, without limitation, legal services, accounting services (tax and financial), insurance and deductibles payable in connection therewith, employee benefit plans and administration thereof, investor relations, stockholder services, and services relating to the board of directors.

Direct salaries, payroll taxes and fringe benefits are allocated to the groups based on the percentage of actual time incurred by specific employees to total annual time available and direct costs including, postage, insurance, legal fees, accounting and tax and other are allocated to the groups based on specific identification of costs incurred on behalf of each group. Other direct costs, including direct depreciation expense, computer costs, general office supplies and rent are allocated to the groups based on the ratio of direct salaries to total salaries. Indirect costs, including indirect salaries and benefits, investor relations, rent, general office supplies and indirect depreciation are allocated to the groups based on the ratio of direct salaries for each group to total direct salaries. Included in marketing, general and administrative expenses of the Acacia Technologies group are allocated corporate charges of $2,864,000, $4,906,000 and $4,591,000 relating to the periods ending December 31, 2003, 2002 and 2001, respectively. Included in marketing, general and administrative expenses of the CombiMatrix group are allocated corporate charges of $637,000, $1,161,000 and $1,361,000 relating to the periods ending December 31, 2003, 2002 and 2001, respectively.

Management believes that the methods and criteria used to allocate costs are equitable and provide a reasonable estimate of the cost attributable to the groups. Based on the allocation methods used, Acacia Research Corporation believes that the allocation of expenses as presented in the accompanying consolidating financial information reflects a reasonable estimation of expenses that would be recognized if the groups were separate stand alone registrants.

Allocation of Federal and State Income Taxes. Acacia Research Corporation determines its federal income taxes and the federal income taxes of its subsidiaries that own assets allocated between the groups on a consolidated basis. Acacia Research Corporation allocates consolidated federal income tax provisions and related tax payments or refunds between the Acacia Technologies' group and CombiMatrix group based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution, whether positive or negative, to Acacia Research Corporation's consolidated federal taxable income and consolidated federal tax liability and tax credit position. Acacia Research Corporation will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated tax return basis to the group that generated such benefits.

Inter-group transactions are treated as taxed as if each group was a stand-alone company. Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective contributions of the groups to Acacia Research Corporation's separate or local taxable income.

Reclassifications. Certain immaterial reclassifications of prior year amounts have been made to conform to the 2003 presentation.

Recent Accounting Pronouncements.

On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on Acacia Research Corporation's, the CombiMatrix group's or the Acacia Technologies group's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN No. 46") as superseded in December 2003 by FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities -- an interpretation of ARB 51 ("FIN No. 46R"). FIN No. 46R requires the primary beneficiary of a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, equity investors participate in losses or residual interests of the entity on a basis that differs from its ownership interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. FIN No. 46R is applicable for Acacia Research Corporation starting January 1, 2004. We do not expect the adoption of FIN No. 46R to have a material impact on Acacia Research Corporation's, the CombiMatrix group's or the Acacia Technologies group's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on Acacia Research Corporation's, the CombiMatrix group's or the Acacia Technologies group's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. It is effective for financial instruments, excluding mandatorily redeemable financial instruments of certain nonpublic entities, entered into or modified after May 31, 2003, and otherwise is effective for Acacia Research Corporation on July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on Acacia Research Corporation's, the CombiMatrix group's or the Acacia Technologies group's financial condition or results of operations.

3. SHORT-TERM INVESTMENTS

Short-term investments consists of the following at December 31, 2003 and 2002 (in thousands):

2003	**Amortized Cost**	**Fair Value**
Available-for-sale securities:		
Corporate bonds and notes	$ 10,986	$ 10,990
U.S. government securities	6,558	6,561
Certificates of deposit	1,000	1,000
	$ 18,544	$ 18,551

2002	**Amortized Cost**	**Fair Value**
Available-for-sale securities:		
Corporate bonds and notes	$ 5,718	$ 5,808
U.S. government securities	5,698	5,797
	$ 11,416	$ 11,605

Gross unrealized gains and losses related to available-for-sale securities were not material for 2003 and 2002.

Contractual maturities for investments in debt securities classified as available-for-sale as of December 31, 2003 are as follows (in thousands):

	Cost	**Fair Value**
Due within one year	$ 18,222	$ 18,229
Due after one year through two years	322	322
	$ 18,544	$ 18,551

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003 and 2002 (in thousands):

	2003	**2002**
Machine shop and laboratory equipment	$ 3,687	$ 3,272
Furniture and fixtures	352	345
Computer hardware and software	1,406	1,444
Leasehold improvements	1,208	1,200
Construction in progress	84	352
	6,737	6,613
Less: accumulated depreciation and amortization	(3,914)	(2,538)
	$ 2,823	$ 4,075

Depreciation expense was $1,428,000, $1,573,000 and $1,174,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization of assets held under capital lease included in depreciation expense was $590,000 for the year ended December 31, 2002.

5. BALANCE SHEET COMPONENTS

Accounts payable, accrued expenses and other consists of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Accounts payable	$ 776	$ 559
Payroll, vacation and other employee benefits	938	1,348
Accrued liabilities of discontinued operations	388	915
Accrued legal expenses	495	1,307
Deferred rent	284	131
Other accrued liabilities	363	566
	$ 3,244	$ 4,826

Deferred revenues consist of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Milestone and up-front payments	$ 20,405	$ 9,172
License fee payments	1,604	1,503
	22,009	10,675
Less: current portion	(18,108)	(10,675)
	$ 3,901	$ -

6. INVESTMENTS

In the second quarter of 2003, the Acacia Technologies group recorded an impairment charge of $207,000 for an other-than-temporary decline in the fair value of its cost method investment in Advanced Data Exchange ("ADX"). Impairment indicators included a continued decline in the working capital of the entity and reference to a recent equity transaction and related valuation indicating an other-than-temporary decline in fair value of the investment. In September 2002, we recorded an impairment charge of $2,748,000 for an other-than-temporary decline in the fair value of ADX. Impairment indicators included recurring losses, a decline in working capital and the completion of a recent equity transaction with a shareholder at an amount below our carrying value. The fair value of our investment in ADX was determined by reference to available financial and market information.

On April 25, 2002, CombiMatrix Corporation purchased our interest in Advanced Material Sciences. CombiMatrix Corporation issued 180,982 shares of its common stock in exchange for our 58% interest in Advanced Material Sciences. As a result of the sale of our interest in Advanced Material Sciences, as of December 31, 2002 CombiMatrix Corporation owned 87% of Advanced Material Sciences and the remaining interests are owned by unaffiliated entities. The purchase was accounted for pursuant to APB Opinion No. 16, "Business Combinations," and related interpretations and EITF 90-5, "Exchanges of Ownership Interests between Entities under Common Control." Accordingly, the transaction was accounted for using Acacia Research Corporation's basis in the net assets of Advanced Material Sciences and as a result, Acacia Research Corporation's 2002 consolidated financial statements reflect the assets and liabilities of Advanced Material Sciences at historical cost.

7. INTANGIBLES AND GOODWILL

The Acacia Technologies group had $1,776,000 and $1,834,000 of goodwill at December 31, 2003 and December 31, 2002, respectively. The CombiMatrix group had $19,424,000 and $18,859,000 of goodwill at December 31, 2003 and December 31, 2002, respectively.

We adopted SFAS No. 142 effective January 1, 2002 and ceased amortizing goodwill on that date. Our net loss and loss per share, adjusted to exclude goodwill amortization expense for 2001 was as follows (in thousands, except loss per share amounts):

	Reported Net (Loss) Income	Goodwill Amortization	Adjusted Net (Loss) Income
For the Year Ended December 31, 2001			
Acacia Research Corporation			
Actual	$ (22,272)	$ 1,078	$ (21,194)
Loss per share (basic and diluted)	(1.16)	0.06	(1.10)
Acacia Technologies group			
Actual	5,757	216	5,973
Loss per share (basic and diluted)	-	-	-
CombiMatrix group			
Actual	(28,029)	862	(27,167)
Loss per share (basic and diluted)	-	-	-

Acacia Research Corporation's only identifiable intangible assets at December 31, 2003 and 2002 are patents. The gross carrying amounts and accumulated amortization as of December 31, 2003 and 2002 and amortization expense for 2003, 2002 and 2001, related to patents, by segment, are as follows (in thousands):

	Acacia Technologies Group		CombiMatrix Group	
	2003	2002	2003	2002
Gross carrying amount - patents	$ 10,798	$ 10,798	$ 12,095	$ 12,095
Accumulated amortization	(7,232)	(6,730)	(1,978)	(883)
Patents, net	$ 3,566	$ 4,068	$ 10,117	$ 11,212

	Acacia Technologies Group			CombiMatrix Group		
	2003	2002	2001	2003	2002	2001
Patent Amortization Expense	$ 502	$ 1,591	$ 1,277	$ 1,095	$ 399	$ 341

Annual aggregate amortization expense for each of the next five years through December 31, 2007 is estimated to be $1,595,000 per year ($500,000 for the Acacia Technologies group and $1,095,000 for the CombiMatrix group).

Refer to Note 8, "Step Acquisitions," for additions to goodwill during 2003 and 2002.

At December 31, 2003 and 2002, all of our acquired intangible assets other than goodwill were subject to amortization.

8. STEP ACQUISITIONS

On July 11, 2003, Acacia Research Corporation purchased the outstanding minority interests in its consolidated subsidiary CombiMatrix K.K. from Marubeni Corporation ("Marubeni"). Acacia Research Corporation issued 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni's 10% minority interests (120 shares) in CombiMatrix K.K. The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the AR- CombiMatrix stock issued in the transaction was based on the quoted market price of AR-CombiMatrix stock on the exchange date. The total purchase price of $450,000 was allocated to the fair value of assets acquired and liabilities assumed. The amount attributable to goodwill was $393,000.

On July 2, 2003, Acacia Research Corporation increased its consolidated ownership interest in Advanced Material Sciences from 87% to 99% by acquiring 1,774,750 shares of Advanced Material Sciences common stock in exchange for 295,790 shares of AR-CombiMatrix stock. The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the Acacia Research shares issued in the transaction was based on the quoted market price of AR-CombiMatrix stock on the exchange date. The total purchase price of $769,000 was allocated to the fair value of assets acquired and liabilities assumed. The amount attributable to goodwill was $172,000.

Acacia Research Corporation's interests in Advanced Material Sciences and CombiMatrix K.K. have been attributed to the CombiMatrix group.

On December 13, 2002, Acacia Research Corporation increased its consolidated ownership interest in CombiMatrix Corporation from 48% to 100% by acquiring from existing stockholders of CombiMatrix Corporation 11,987,274 shares of CombiMatrix Corporation common stock in exchange for 11,987,274 shares of AR-CombiMatrix stock with a fair value of $46,007,000. The merger was designed to consolidate our ownership of CombiMatrix Corporation and permit us to effectuate the recapitalization transaction described elsewhere herein, by creating the CombiMatrix group.

The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the AR-CombiMatrix stock issued in the transaction was based on the quoted market price of AR-CombiMatrix stock averaged over a five-day period (from December 16, 2002, the first day of trading for the AR-CombiMatrix stock, through December 20, 2002).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the allocation of the purchase price at the date of acquisition (in thousands):

Acquisition costs:		
Exchange of AR-CombiMatrix stock for CombiMatrix Corporation common stock	$	46,007
Acquisition expenses		834
Total acquisition cost	$	46,841
Purchase price allocation:		
Fair value of 52% of CombiMatrix Corporation net tangible assets at December 13, 2002	$	8,313
Intangible assets acquired:		
Core technology/patent		5,283
Acquired in-process research and development		17,237
Goodwill (non-deductible for tax purposes)		16,008
Total	$	46,841

The total purchase price of $46,841,000 was allocated to the fair value of assets acquired and liabilities assumed, including acquired IPR&D. The amount attributable to CombiMatrix Corporation's core technology and related patents was $5,283,000, which is being amortized using the straight-line method over the estimated economic useful life of 7 years. The amount attributable to goodwill was $16,008,000. Amounts allocated to patents, IPR&D and goodwill have been attributed to the CombiMatrix group.

The amount attributable to IPR&D projects (comprised of two projects: Genomics and Proteomics biological array systems) that had not yet reached technological feasibility and had no alternative future use of $17,237,000 was charged to expense on the acquisition date and is included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2002. Following is a brief description of the two IPR&D projects identified.

Genomics Biological Array System: CombiMatrix Corporation's genomics biological array processor system is being developed to discretely immobilize sequences of DNA or RNA within individual test sites on a modified semiconductor chip coated with a three-dimensional layer of porous material. The system also includes proprietary hardware units and related software applications to be able to synthesize materials onto the chips, apply target samples of genetic materials and interpret the results. The value assigned to the genomics biological array system IPR&D project was $13,978,000. A risk-adjusted discount rate of 32% was applied to the project's estimated cash flows.

Proteomics Biological Array System: CombiMatrix Corporation's proteomics biological array processor system is being developed to discretely immobilize proteins and other small molecules within individual test sites on a modified semiconductor chip in a similar fashion as described above for the genomics biological array system. The proteomics biological array system is used for detection and identification of bio-threat agents in CombiMatrix Corporation's biological and chemical threat agent detector development programs that are currently in process. The value assigned to the proteomics biological array system IPR&D project was $3,259,000. A risk-adjusted discount rate of 60% was applied to the project's estimated cash flows.

Deferred Revenue Purchase Accounting Adjustment

In connection with the December 2002 step acquisition of CombiMatrix Corporation described above, and the application of purchase accounting pursuant to SFAS No. 142, Acacia Research Corporation was required to adjust CombiMatrix Corporation's assets and liabilities, including deferred revenue, to fair value. As a result, deferred revenue, primarily consisting of milestone payments and other cash receipts from Roche and NASA, was reduced by $8,425,000 to reflect the fair value of the continuing obligation related to the 52% interest in CombiMatrix Corporation acquired by Acacia Research Corporation. A reconciliation of 2002 activity related CombiMatrix Corporation's deferred revenue balances including the impact of the fair value adjustment is as follows (in thousands):

CombiMatrix Corporation deferred revenue balance at December 31, 2001	$ 5,960
Cash payments and accruals recorded as deferred revenues during 2002	11,637
Less: purchase accounting adjustment	(8,425)
CombiMatrix Corporation deferred revenue balance at December 31, 2002	$ 9,172

9. STOCKHOLDERS' EQUITY

Redeemable Capital Stock

The authorized capital stock of Acacia Research Corporation consists of 110,000,000 shares, of which 50,000,000 shares is a class of common stock designated as "AR–CombiMatrix stock," having a par value of $0.001 per share, 50,000,000 shares is a class of common stock designated as "AR–Acacia Technologies stock," having a par value of $0.001 per share, and 10,000,000 is a class of preferred stock having a par value of $0.001 per share (the "Preferred Stock") and issuable in one or more series as determined by the board of directors pursuant to Acacia Research Corporation's restated certificate of incorporation. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock vote together as a single class (except in certain limited circumstances). Each share of AR-CombiMatrix stock entitles the holder to one vote. Each share of AR-Acacia Technologies stock entitles the holder, for any particular vote, to a number of votes equal to the average market value of a share of AR-Acacia Technologies stock divided by the average market value of a share of AR-CombiMatrix stock over a specified 20-trading day period ending on the tenth trading day prior to the record date for determining the stockholders entitled to vote.

Holders of each class of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore.

Under our restated certificate of incorporation, in the event of our dissolution, liquidation or winding up, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, regardless of the group to which such shares of preferred stock were attributed, the holders of AR-CombiMatrix stock and AR-Acacia Technologies stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class. Each share of AR-CombiMatrix stock will have one liquidation unit. Each share of AR-Acacia Technologies stock will have a number of liquidation units equal to the quotient of the average market value of a share of AR-Acacia Technologies stock over the 20-trading day period ending on the 40th trading day after the effective date of the recapitalization, divided by the average market value of a share of AR-CombiMatrix stock over the same period.

Holders of each class of common stock have no preemptive, subscription, redemption or conversion rights. Management, at its discretion may, at any time, convert each share of AR-CombiMatrix stock into a number of shares of AR-Acacia Technologies stock at a 10% premium over the average market price.

Each class of stock is designed to reflect the financial performance of the respective group, rather than the performance of Acacia Research Corporation as a whole. The chief mechanisms intended to cause the AR-CombiMatrix stock and the AR-Acacia Technologies stock to reflect the financial performance of the respective group are provisions in Acacia Research Corporation's restated certificate of incorporation governing dividends and distributions. Under these provisions, Acacia Research Corporation will:

- factor the assets and liabilities and income or losses attributable to the respective group into the determination of the amount available to pay dividends on the shares issued for the respective group; and

- require Acacia Research Corporation to exchange, redeem or distribute a dividend on the stock of a group if all or substantially all of the assets allocated to the respective group are sold to a third party.

Management of Acacia Research Corporation cannot assure the holders of AR-CombiMatrix stock or AR-Acacia Technologies stock that the market values of the two share classes will in fact reflect the separate performance of each class of stock. Holders of AR-CombiMatrix stock and AR-Acacia Technologies stock are stockholders of Acacia Research Corporation and as a result, are subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. Financial effects from one group that affect Acacia Research Corporation's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group.

Acacia Research Corporation's board of directors, subject to state laws and limits in our restated certificate of incorporation, including those discussed above, will be able to declare dividends on AR-CombiMatrix stock and AR-Acacia Technologies stock in its discretion. To date, Acacia Research Corporation has never paid or declared cash dividends on shares of our stock, nor do we anticipate paying cash dividends on either of the two classes of stock in the foreseeable future.

The allocation of corporate expenses is generally based on utilization and is in accordance with Acacia Research Corporation's restated certificate of incorporation, for the purpose of measuring earnings available to stockholders of AR-CombiMatrix stock and AR-Acacia Technologies stock and does not necessarily reflect the financial condition, cash flows and operating results of each division as if it were a stand-alone entity. The management and allocation policies applicable to the determination of the assets and liabilities and income or losses attributable to the respective group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of Acacia Research Corporation's board of directors at any time without approval of the stockholders. Acacia Research Corporation's management and board of directors have the ability to: transfer funds between the groups at the discretion of management and the board of directors; allocate financing costs between groups that may not reflect the separate borrowing costs of the groups; and charge a greater or lesser portion of the total corporate tax liability to the groups than that which would have been charged if the groups were stand-alone entities. Acacia Research Corporation's management and board of directors do not presently intend to modify or rescind the methodologies and assumptions underlying the allocations in the pro forma financial statements. See Note 2 for a description of applicable management allocation policies.

Other

In May 2003, Acacia Research Corporation completed a private equity financing, raising gross proceeds of $5,247,000 through the issuance of 2,385,000 units. Each unit consists of one share of AR-CombiMatrix common stock and one-half, five-year callable common stock purchase warrant. Each full common stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.75 per share and is callable by Acacia Research Corporation beginning in May 2004 once the daily average of the high and low prices of Acacia Research Corporation's AR-CombiMatrix stock on the Nasdaq SmallCap Market is equal to or above $4.50 for 20 consecutive trading days. Acacia Research Corporation issued an additional 31,502 shares of AR-CombiMatrix stock in lieu of cash payments in conjunction with the private placement for finder's fees. Net proceeds raised from the private equity financing of $4,862,000 were attributed to the CombiMatrix group.

In September 2003, proceeds of $450,000 were received from the issuance of 164,000 shares of AR-CombiMatrix stock related to the exercise of certain warrants issued in connection with the May 2003 private equity financing. The proceeds from the warrants exercised were attributed to the CombiMatrix group.

In September 2002, CombiMatrix Corporation issued 4,016,346 shares of its common stock to Nanogen, Inc. ("Nanogen") in settlement of all outstanding litigation between the parties (see Note 14). As a result of the transaction, our equity ownership in CombiMatrix Corporation decreased from 58% to 48%. A loss totaling $550,000, resulting from CombiMatrix Corporation's issuance of stock to a third party at a value per share below our carrying amount per share has been reflected as a direct reduction to additional paid-in capital in consolidated stockholders' equity.

On October 22, 2001, our board of directors declared a ten percent (10%) stock dividend. The stock dividend totaling 1,777,710 shares of our common stock was distributed on December 5, 2001 to stockholders of record as of November 21, 2001. The fair value of the stock dividend paid, based on the market value of our common stock on the date of declaration, as adjusted for the dilutive effect of the stock dividend declared, is reflected as a reclassification of accumulated deficit in the amount of $21,688,000, to permanent capital, represented by our common stock and additional paid-in capital accounts. All references to the number of shares (other than common stock issued or outstanding on the 2001 consolidated statements of stockholders' equity), per share amounts and any other reference to shares in the consolidated financial statements and accompanying notes to the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the stock dividend on a retroactive basis.

In May 2001, Advanced Material Sciences completed a private equity financing raising gross proceeds of $2.0 million through the issuance of 2,000,000 shares of common stock. As a result of the transaction, our equity ownership in Advanced Material Sciences decreased from 66.7% to 58.1%. Additionally, in October 2001, a subsidiary of CombiMatrix Corporation sold 10% of its voting common stock to a joint venture partner in Japan. The gain, totaling $1,283,000, resulting from our subsidiaries sale of stock to third-parties at a price per share in excess of our carrying amount per share has been reflected as a direct increase to additional paid-in capital in consolidated stockholders' equity.

In January 2001, we completed an institutional private equity financing raising gross proceeds of $19.0 million ($17.9 million, net of issuance costs) through the issuance of 1,107,274 units. Each unit consists of one share of our common stock and one three-year callable common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase a share of AR-Acacia Technologies stock and a fraction of a share of AR-CombiMatrix stock at a price of $13.23 and $10.50 per share, respectively. The separate warrants are callable by us once the closing bid price of our AR-Acacia Technologies stock averages $16.53 and our AR-CombiMatrix stock averages $13.13, or above for 20 or more consecutive trading days on the Nasdaq Stock Market. These warrants expired unexercised in January 2004. We issued an additional 20,000 units in lieu of cash payments for finders' fees in conjunction with the private placement. Proceeds from this equity financing were attributed to the Acacia Technologies group.

10. INCOME TAXES

(Benefit) provision for income taxes consists of the following (in thousands):

	2003	2002	2001
Current:			
U.S. Federal tax	$ (2)	$ (572)	$ 776
State taxes	9	4	186
	7	(568)	962
Deferred:			
U.S. Federal tax	(280)	(289)	(182)
State taxes	-	-	-
	(280)	(289)	(182)
	$ (273)	$ (857)	$ 780

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred tax assets:		
Basis of investments in affiliates	$ 26,159	$ 18,265
Depreciation	(55)	(95)
Deferred revenue	3,456	3,116
Stock compensation	8,749	8,656
Accrued liabilities and other	2,022	1,358
Write-off of investments	1,282	1,200
Net operating loss and capital loss carryforwards and credits	49,018	39,237
Total deferred tax assets	90,631	71,737
Less: valuation allowance	(90,631)	(71,737)
Deferred tax assets, net of valuation allowance	-	-
Deferred tax liabilities:		
Intangibles	(3,260)	(3,540)
Net deferred tax liability	$ (3,260)	$ (3,540)

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2003	2002	2001
Statutory federal tax rate	(34%)	(34%)	(34%)
State income taxes, net of federal benefit	-	-	(3%)
Amortization of intangible assets	-	1%	2%
Stock compensation	-	1%	7%
Non deductible permanent items	-	9%	-
Intangibles	1%	3%	-
Valuation allowance and other credits	32%	21%	30%
	(1%)	1%	2%

At December 31, 2003, Acacia Research Corporation has deferred tax assets totaling approximately $90,631,000, which are fully offset by a valuation allowance due to management's determination that the criteria for recognition have not been met.

In December 2002, Acacia Research Corporation increased its ownership interest in CombiMatrix Corporation from 48% to 100%. As a result of the increase in ownership, Acacia Research Corporation files a consolidated federal income tax returns that includes the Acacia Technologies group (excluding discontinued operations) and the CombiMatrix group.

At December 31, 2003, consolidated U.S. Federal and state income tax net operating loss carry forwards ("NOLs"), excluding NOLs related to subsidiaries for which we do not file a consolidated tax return, were approximately $128,385,000 and $32,485,000, expiring between 2004 and 2023. In addition, we had consolidated tax credit carryforwards of approximately $2,532,000. The amount of the CombiMatrix Corporation NOLs and tax credits acquired, totaling approximately $66,360,000 (expiring between 2010 and 2023) and $1,989,000, respectively, that can be utilized annually to offset future taxable income or tax liability has been limited under the Internal Revenue Code due to the ownership change resulting from our December 2002 increase in ownership interest in CombiMatrix Corporation to 100%.

As of December 31, 2003, the aggregate tax NOLs at other subsidiaries for which we do not file a consolidated tax return are approximately $19,598,000 and $10,782,000 for federal and state income tax purposes, respectively, expiring between 2004 and 2023. However, the use of these NOLs are limited to the separate earnings of the respective subsidiaries. In addition, ownership changes may also restrict the use of NOLs and tax credits.

Had the Acacia Technologies group and the CombiMatrix group each filed separate tax returns, the provision (benefit) for income taxes and division net income (loss) would not have differed from the amounts reported in Acacia Research Corporation's statement of operations for the years ended December 31, 2003, 2002, and 2001.

As of December 31, 2003, approximately $9,662,000 of the valuation allowance related to the tax benefits of stock option deductions included in Acacia Research Corporation's NOLs. At such time as the valuation allowance is released, the benefit will be credited to additional paid-in capital.

11. DISCONTINUED OPERATIONS

In September 2002, we accrued an additional $480,000 ($200,000 net of minority interests) in estimated costs to be incurred in connection with the discontinued operations of Soundbreak.com (originally ceased operations in February 2001). The additional accrual relates primarily to certain noncancellable lease obligations and the inability to sublease the related office space at rates commensurate with our existing obligations.

Discontinued operations did not have an impact on the December 31, 2003 or 2001 consolidated statement of operations and comprehensive loss.

The assets and liabilities of the discontinued operations at December 31, 2003 and 2002 consist primarily of $1,953,000 and $3,109,000 of cash and cash equivalents and $388,000 and $918,000 of accounts payable and accrued expenses, respectively.

12. STOCK OPTIONS AND WARRANTS

The 2002 Acacia Technologies Stock Incentive Plan (the "AR-Acacia Technologies Group Plan") and the 2002 CombiMatrix Stock Incentive Plan (the "AR-CombiMatrix Group Plan") were approved by the stockholders of Acacia Research Corporation in December 2002 (see Note 1). The AR-Acacia Technologies Group Plan authorizes grants of stock options, stock awards and performance shares with respect to AR-Acacia Technologies stock. The AR-CombiMatrix Group Plan authorizes grants of stock options, stock awards and performance shares with respect to AR-CombiMatrix stock. Directors and certain officers and key employees with responsibilities involving both the Acacia Technologies group and the CombiMatrix group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The board of directors believes that granting participants awards tied to performance of the group in which the participants work and, in certain cases the other group, is in the best interest of the Acacia Research Corporation and its stockholders.

As a result of the recapitalization of Acacia Research Corporation in December 2002 (see Note 1), each outstanding option and warrant to acquire a share of Acacia Research Corporation common stock under the existing stock option plans or warrants was converted into separately exercisable options or warrants, as the case may be, to acquire 0.5582 of a share of AR-CombiMatrix stock and one share of AR-Acacia Technologies stock. The conversion ratio for shares of AR-CombiMatrix stock is equal to the quotient obtained by dividing (a) the number of shares of CombiMatrix Corporation common stock owned by Acacia Research Corporation immediately prior to the effective time of the merger by (b) the total number of shares of Acacia Research Corporation common stock issued and outstanding immediately prior to the effective time. The exercise price for the resulting AR-Acacia Technologies stock options and warrants and AR-CombiMatrix stock options and warrants was calculated by multiplying the exercise price under such existing stock option or warrant by a fraction, the numerator of which is the result obtained by multiplying the opening price of the applicable class of common stock underlying such option on the first date such stocks are traded after the recapitalization times the applicable conversion ratio and the denominator of which is the sum of such amounts for the AR-CombiMatrix stock and the AR-Acacia Technologies stock. However, the aggregate intrinsic value of the options was not increased, and the ratio of the exercise price per option to the market value per share was not reduced. The converted options continue to be governed by the terms and conditions of the original option plans.

As a result of the merger transaction with CombiMatrix Corporation, in December 2002 (see Note 1), each outstanding option to purchase shares of CombiMatrix Corporation common stock under CombiMatrix Corporation's 1995 Stock Option Plan, 1998 Stock Option Plan and 2000 Stock Awards Plan, whether or not exercisable, was assumed by Acacia Research Corporation. Each assumed option continues to be governed by the same terms and conditions that governed it under the applicable CombiMatrix Corporation plan immediately before the effective time of the merger except that the option is exercisable for shares of AR-CombiMatrix stock rather than CombiMatrix Corporation common stock. The number of shares of AR-CombiMatrix stock issuable upon exercise of the assumed option, as well as the exercise price, is the same as the number of shares of CombiMatrix Corporation common stock issuable and exercise price prior to the merger. The exchange of AR-CombiMatrix stock options for CombiMatrix Corporation common stock options is considered a modification (or settlement) of a stock-based compensation arrangement resulting in a new measurement date for the respective awards. The new measurement date for the award modifications was December 13, 2002, the effective date of the merger, and resulted in additional stock-based compensation of $116,000, which was allocated to the CombiMatrix group.

Stock Option Plans

The terms of the AR-Acacia Technologies Group Plan and the AR-CombiMatrix Group Plan are identical except that AR-Acacia Technologies stock may be issued only under the AR-Acacia Technologies Group Plan and AR-CombiMatrix stock may be issued only under the AR-CombiMatrix Group Plan.

Acacia Research Corporation's compensation committee administers the discretionary option grant and stock issuance programs. This committee determines which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

Programs

Each of the incentive plans has four separate programs:

- *Discretionary Option Grant Program.* Under the discretionary option grant program, our compensation committee may grant (1) non-statutory options to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, to eligible individuals in the employ or service of Acacia Research Corporation or our subsidiaries (including employees, non-employee board members and consultants) at an exercise price not less than 85% of the fair market value of those shares on the grant date and (2) incentive stock options to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date (not less than 110% of fair market value if such employee actually or constructively owns more than 10% of our voting stock or the voting stock of any of our subsidiaries).

- *Stock Issuance Program.* Under the stock issuance program, eligible individuals may be issued shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services. Under this program, the purchase price for the shares shall not be less than 100% of the fair market value of the shares on the date of issuance, and payment may be in the form of cash or past services rendered.

- *Automatic Option Grant Program.* Under the automatic option grant program, option grants will automatically be made at periodic intervals to eligible non-employee members of our board of directors to purchase shares of AR-Acacia Technologies stock and AR-CombiMatrix stock, as applicable, at an exercise price equal to 100% of the fair market value of those shares on the grant date. Each individual who first becomes a non-employee board member at any time after the date of the adoption of the incentive plans by our board of directors will automatically receive an option to purchase 20,000 shares of AR-Acacia Technologies stock and 20,000 shares of AR-CombiMatrix stock on the date the individual joins the board of directors. In addition, on the first business day in each calendar year following the adoption of the incentive plans by our board of directors, each non-employee board member then in office, including each of our current non-employee board members who is then in office, will automatically be granted an option to purchase 15,000 shares of AR-Acacia Technologies stock and 15,000 shares of AR-CombiMatrix stock, provided that the individual has served on the board of directors for at least six months.

- *Director Fee Option Grant Program.* If this program is put into effect in the future, it will allow non-employee members of our board of directors the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

Limited stock appreciation rights will automatically be included as part of each grant made under the automatic and director fee option grant programs, and these rights may also be granted to one or more of our officers as part of their option grants under the discretionary option grant program.

The AR-Acacia Technologies Group Plan and the AR-CombiMatrix Group Plan do not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards.

Our board of directors may amend or modify the incentive plans at any time, subject to any required stockholder approval. The incentive plans will terminate no later than the tenth anniversary of the approval of the incentive plans by our stockholders.

Options are generally exercisable six months to one year after grant and expire five years after grant for directors or up to ten years after grant for key employees. The authorized number of shares of common stock subject to the AR-Acacia Technologies Group Plan is 5,609,000 shares. The authorized number of shares of common stock subject to the AR-CombiMatrix Group Plan is 8,825,000 shares. At December 31, 2003, shares available for grant are 470,000 and 2,208,000 under the AR-Acacia Technologies Group Plan and the AR-CombiMatrix Group Plan, respectively.

The following is a summary of common stock option activities:

Acacia Research Corporation Common Stock (through December 13, 2002):

	Shares	Exercise Prices	Weighted Average Price
Balance at December 31, 2000	3,625,000	\$ 2.77 - \$ 50.28	\$ 20.51
Options Granted	1,390,000	\$ 5.65 - \$ 16.08	\$ 7.14
Options Exercised	(790,000)	\$ 2.77 - \$ 14.55	\$ 3.48
Options Cancelled	(743,000)	\$ 3.18 - \$ 48.69	\$ 30.48
Balance at December 31, 2001	3,482,000	\$ 3.47 - \$ 50.28	\$ 16.94
Options Granted	441,000	\$ 6.68 - \$ 11.67	\$ 8.48
Options Exercised	(56,000)	\$ 3.47 - \$ 7.16	\$ 3.63
Options Cancelled	(370,000)	\$ 3.52 - \$ 43.18	\$ 16.94
Balance at December 13, 2002 (pre-recapitalization)	3,497,000	\$ 3.59 - \$ 50.28	\$ 16.09
Exchange in recapitalization transaction	(3,497,000)	\$ 3.59 - \$ 50.28	\$ 16.09
Balance at December 13, 2002 (post-recapitalization)	-	-	-
Exercisable at December 31, 2001	1,315,000	\$ 3.47 - \$ 50.28	\$ 18.47
Exercisable at December 13, 2002 (pre-recapitalization)	2,088,000	\$ 3.59 - \$ 50.28	\$ 17.17

AR-Acacia Technologies Stock (from December 13, 2002):

	Shares	Exercise Prices	Weighted Average Price
Balance at December 13, 2002	3,497,000	\$ 2.49 - \$ 34.84	\$ 11.14
Options Granted	822,000	\$ 1.85 - \$ 1.85	\$ 1.85
Options Exercised	-	-	-
Options Cancelled	(24,000)	\$ 9.45 - \$ 15.31	\$ 12.65
Balance at December 31, 2002	4,295,000	\$ 1.85 - \$ 34.84	\$ 9.36
Options Granted	1,059,000	\$ 1.37 - \$ 5.17	\$ 3.35
Options Exercised	(99,000)	\$ 1.85 - \$ 2.70	\$ 1.91
Options Cancelled	(116,000)	\$ 1.85 - \$ 18.98	\$ 8.07
Balance at December 31, 2003	5,139,000	\$ 1.37 - \$ 34.84	\$ 8.29
Exercisable at December 31, 2003	3,367,000	\$ 1.85 - \$ 34.84	\$ 10.60

AR-CombiMatrix Stock (from December 13, 2002):

	Shares	Exercise Prices	Weighted Average Price
Balance at December 13, 2002	5,648,000	$ 1.50 - $ 27.67	$ 9.22
Options Granted	-	-	-
Options Exercised	(14,000)	$ 1.98 - $ 2.00	$ 2.00
Options Cancelled	(14,000)	$ 7.50 - $ 12.16	$ 10.04
Balance at December 31, 2002	5,620,000	$ 1.50 - $ 27.67	$ 9.24
Options Granted	2,014,000	$ 0.00 - $ 4.49	$ 2.05
Options Exercised	(271,000)	$ 0.00 - $ 2.14	$ 1.86
Options Cancelled	(746,000)	$ 1.95 - $ 24.00	$ 9.89
Balance at December 31, 2003	6,617,000	$ 1.50 - $ 27.67	$ 7.28
Exercisable at December 31, 2003	4,930,000	$ 1.50 - $ 27.67	$ 7.74

Options outstanding at December 31, 2003 are summarized as follows:

AR-Acacia Technologies Stock:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price
$ 0.00 - $ 3.48	1,278,000	9.1	$ 1.87	231,000	$ 1.93
$ 3.49 - $ 6.97	2,048,000	7.7	$ 4.61	1,449,000	$ 4.41
$ 6.98 - $10.45	140,000	7.8	$ 7.68	107,000	$ 7.84
$ 10.46 - $13.94	169,000	6.6	$11.81	160,000	$11.86
$ 13.95 - $17.42	659,000	6.3	$15.18	659,000	$15.18
$ 17.43 - $20.90	535,000	6.0	$19.11	451,000	$19.12
$ 20.91 - $24.39	193,000	5.4	$20.90	193,000	$20.90
$ 27.88 - $31.36	110,000	6.2	$29.09	110,000	$29.09
$ 31.37 - $34.84	7,000	0.2	$34.84	7,000	$34.84
	5,139,000	7.5	$ 8.29	3,367,000	$10.60

AR-CombiMatrix Stock:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price
$ 0.00 - $ 2.77	1,915,000	8.5	$ 1.96	951,000	$ 1.95
$ 2.78 - $ 5.53	1,916,000	6.5	$ 4.25	1,757,000	$ 4.27
$ 5.54 - $ 8.30	83,000	7.7	$ 6.12	64,000	$ 6.24
$ 8.31 - $11.07	714,000	6.7	$ 9.05	649,000	$ 9.06
$ 11.08 - $13.83	1,106,000	7.4	$12.02	803,000	$12.03
$ 13.84 - $16.60	388,000	6.6	$15.14	287,000	$15.16
$ 16.61 - $19.37	257,000	6.3	$17.42	227,000	$17.34
$ 22.14 - $24.90	234,000	5.9	$23.76	188,000	$23.71
$ 24.91 - $27.67	4,000	0.2	$27.67	4,000	$27.67
	6,617,000	7.2	$ 7.28	4,930,000	$ 7.74

At December 31, 2003, there were 1,045,000 warrants outstanding, issued in connection with the May 2003 equity financing discussed elsewhere herein, representing rights to purchase AR-CombiMatrix common stock at a per share exercise price of $2.75, which are exercisable through May 2008.

At December 31, 2003, there were 1,240,000 warrants outstanding representing rights to purchase AR-Acacia Technologies common stock at a per share exercise price of $13.23 and 692,000 warrants outstanding representing rights to purchase AR-CombiMatrix common stock at a per share exercise price of $10.50. These warrants expired unexercised in January 2004.

We have adopted the disclosure only requirements of SFAS No. 123 with respect to options issued to employees. The weighted average fair value of options granted during 2003, 2002 and 2001 are as follows:

Options Granted	**Weighted Average Fair Value of Options**		
	2003	**2002**	**2001**
Acacia Research Corporation stock options (January 1, 2002 - December 13, 2002)	$ -	$ -	$ 4.19
AR-Acacia Technologies stock options	$ 2.44	$ 5.43	
AR-CombiMatrix stock options	$ 1.59	$ 1.16	

There were 380,000 AR-Acacia Technologies stock options and 108,000 AR-CombiMatrix stock options granted during 2003 with exercise prices greater than the market value on the date of grant. There were 18,000 AR-CombiMatrix stock options granted during 2003 with exercise prices less than the market value on the date of grant. There were no options granted during 2002 or 2001 with exercise prices less than the market value on the date of grant.

13. DEFERRED NON-CASH STOCK COMPENSATION CHARGES

During the year ended December 31, 2000, CombiMatrix Corporation recorded deferred non-cash stock compensation charges aggregating approximately $53,773,000 in connection with the granting of stock options. Pursuant to Acacia Research Corporation's policy, the stock options were originally granted by CombiMatrix Corporation at exercise prices equal to the fair value of the underlying CombiMatrix Corporation stock on the date of grant as determined by its board of directors. However, such exercise prices were subsequently determined to have been granted at exercise prices below fair value due to a substantial step-up in the fair value of CombiMatrix Corporation pursuant to a valuation provided by an investment banker in contemplation of a potential CombiMatrix Corporation initial public offering in 2000. In connection with the proposed CombiMatrix Corporation initial public offering and pursuant to SEC rules and guidelines, we were required to reassess the value of stock options issued during the one-year period preceding the potential initial public offering and utilize the stepped-up fair value provided by the investment banker for purposes of determining whether such stock option issuances were compensatory, resulting in the calculation of the $53,773,000 in deferred non-cash stock compensation charges in 2000. Deferred non-cash stock compensation charges are being amortized over the respective option grant vesting periods, which range from one to four years. Non-cash stock compensation charged to income during 2003, 2002 and 2001 totaled $1,655,000, $6,408,000 and $19,963,000, respectively. Pursuant to the vesting terms of CombiMatrix Corporation's stock options outstanding at December 31, 2003, we will record non-cash stock compensation amortization expenses of approximately $766,000 in 2004.

During 2003, 2002 and 2001, certain CombiMatrix Corporation unvested stock options were forfeited. Pursuant to the provisions of APB Opinion No. 25 and related interpretations, the reversal of previously recognized non-cash stock compensation expense on forfeited unvested stock options in the amount of $1,199,000, $1,204,000 and $4,698,000 has been reflected in the 2003, 2002 and 2001 consolidated statements of operations and comprehensive loss, respectively, as reductions in non-cash stock compensation expense. The forfeiture of unvested options during 2003, 2002 and 2001 results in a reduction of the remaining deferred non-cash stock compensation expense scheduled to be amortized in future periods.

Amounts to be amortized in future periods reflected above may be impacted by certain subsequent stock option transactions including modification of terms, cancellations, forfeitures and other activity.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease certain office furniture and equipment and laboratory and office space under various operating lease agreements expiring over the next 7 years. Minimum annual rental commitments on operating leases of continuing operations having initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

Year		
2004	$	2,159
2005		2,221
2006		2,148
2007		1,976
2008		1,615
Thereafter		-
Total minimum lease payments	$	10,119

Rent expense in 2003, 2002 and 2001 approximated $2,473,000, $2,063,000 and $1,979,000, respectively.

Litigation

CombiMatrix Corporation

On November 28, 2000, Nanogen filed a complaint in the United States District Court for the Southern District of California against CombiMatrix Corporation and Donald D. Montgomery, Ph.D., an officer, director and stockholder of CombiMatrix Corporation. Dr. Montgomery was employed by Nanogen as a senior research scientist between May 1994 and August 1995. The Nanogen complaint alleged, among other things, breach of contract, trade secret misappropriation and that U.S. Patent No. 6,093,302 and other proprietary information belonging to CombiMatrix Corporation are instead the property of Nanogen. The complaint sought, among other things, correction of inventorship on the patent, the assignment of rights in the patent and pending patent applications to Nanogen, an injunction preventing disclosure of trade secrets, damages for trade secret misappropriation and the imposition of a constructive trust.

On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery entered into a settlement agreement with Nanogen to settle all pending litigation between the parties. Pursuant to the terms of the settlement agreement, Nanogen dismissed with prejudice its lawsuit against CombiMatrix Corporation and Dr. Montgomery. In return, CombiMatrix Corporation agreed to pay Nanogen $500,000 within 30 days of the settlement and an additional $500,000, which was paid in September 2003. CombiMatrix Corporation also agreed to make quarterly payments to Nanogen equal to 12.5% of payments to CombiMatrix Corporation from sales of products developed by CombiMatrix Corporation and its affiliates and based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement will be $37,500 per quarter for the period from October 1, 2003 through October 1, 2004, and $25,000 per quarter thereafter until the patents expire in 2018. Also, pursuant to the settlement agreement, CombiMatrix Corporation issued to Nanogen 4,016,346 shares, or 17.5% of its outstanding shares post-issuance, subject to an anti-dilution provision related to the exercise of CombiMatrix Corporation options and warrants that were outstanding on the effective date of the agreement, for a period of up to three years.

The issuance of the CombiMatrix Corporation common shares in settlement of the litigation with Nanogen was accounted for as a nonmonetary transaction. Accordingly, CombiMatrix Corporation recorded a non-cash litigation settlement charge in the consolidated statements of operations for the year ended December 31, 2002 of approximately $17,471,000, which was based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen. The fair value of the common shares issued and the related litigation charge was based on an independent third-party valuation of CombiMatrix Corporation as of September 30, 2002.

Total legal settlement charges recorded in the consolidated statements of operations for the year ended December 31, 2002 include the fair value of the common shares issued to Nanogen in the amount of $17,471,000 and a charge in the amount of $1,000,000 related to the cash payments due to Nanogen discussed above.

Soundview Technologies

In September 2002, the United States District Court for the District of Connecticut granted a motion for summary judgment filed by the defendants in Soundview Technologies pending patent infringement and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a Consumer Electronics Association in the United States District Court for the Eastern District of Virginia (filed on April 5, 2000), alleging that television sets utilizing certain content blocking technology (commonly known as the "V-chip") and sold in the United States infringe Soundview Technologies' U.S. Patent No. 4,554,584. In granting the motion, the court ruled that the defendants have not infringed on Soundview Technologies' patent.

In September 2003, a motion for summary judgment filed by the remaining defendants was granted by the United States District Court for the District of Connecticut on Soundview Technologies' anti-trust claims due to the Court's previous ruling of non-infringement as described above.

The decisions are currently being appealed to the U.S. Court of Appeals for the Federal Circuit. While we are currently appealing the two summary judgment rulings, litigation is inherently uncertain and we can give no assurance that we will be successful in any such appeals.

The rulings have no impact on the revenues that we have recognized to date from licensees of our patented V-chip technology. Further, none of the revenues that we have recognized to date are contingent upon any court rulings or the future outcome of any litigation with unlicensed television manufacturers.

Acacia Media Technologies Corporation

In February 2003, Acacia Media Technologies initiated DMT patent infringement litigation in the Federal District Court for the Central District of California against approximately 39 defendants who provide adult oriented digital content over the Internet. All of the defendants were previously notified of our belief that their conduct infringes on our patent rights. As of December 31, 2003, nine of the original 39 defendants remain in the initial litigation.

In December 2003, Acacia Media Technologies added an additional eight defendants to its pending patent infringement litigation described above. The new complaints, filed with the Court, seek to create a defendant class for all adult entertainment companies that infringe Acacia Media Technologies' DMT patents by transmitting pre-recorded, digital audio and audio/video adult content via any electronic communication channel into or from the Central District of California, or that operate at least one interactive website where a user located in Central District of California can exchange information with a host computer. Defendant class action status, which must be approved by the court, would permit the court's rulings on certain key issues to legally bind all members of the class, whether or not they have been specifically named as defendants in the litigation.

In November 2003, Acacia Media Technologies initiated a patent infringement lawsuit in the Federal District Court for the Central District of California against On Command Corporation, provider of interactive in-room entertainment, information and business services to the lodging industry, regarding Acacia Media Technologies' DMT technology.

Acacia Research Corporation is subject to other claims, counterclaims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows.

Sale and Leaseback Arrangement

In September 2001, CombiMatrix Corporation entered into a sale and leaseback arrangement with a bank, providing up to $7,000,000 in financing for equipment and other capital purchases. Pursuant to the terms of the agreement, certain equipment and leasehold improvements, totaling $2,557,000 in net book value were sold to the bank at a purchase price of $3,000,000, resulting in a deferred gain on the sale of assets of $443,000. The deferred gain is being amortized over 4 years, the life of the related property and equipment. In addition, CombiMatrix Corporation entered into a capital lease arrangement to lease the fixed assets from the bank.

In October 2002, CombiMatrix Corporation was in non-compliance with one of its covenants under its capital lease obligation with a commercial bank. CombiMatrix Corporation repaid the entire remaining balance of the obligation in the amount of $2,116,000 on November 1, 2002.

Guarantees and Indemnifications

Acacia Research Corporation has made guarantees and indemnities under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. In connection with certain facility leases Acacia Research Corporation has indemnified its lessors for certain claims arising from the facility or the lease. Acacia Research Corporation indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware. However, Acacia Research Corporation has a directors and officers insurance policy that may reduce its exposure in certain circumstances and may enable it to recover a portion of future amounts that may be payable, if any. The duration of the guarantees and indemnities varies and, in many cases is indefinite but subject to statute of limitations. The majority of guarantees and indemnities do not provide any limitations of the maximum potential future payments Acacia Research Corporation could be obligated to make. To date, we have made no payments related to these guarantees and indemnities. Acacia Research Corporation estimates the fair value of its indemnification obligations as insignificant based on this history and insurance coverage and has therefore, not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Other

In January 2001, CombiMatrix Corporation entered into a one-year commitment with an unrelated party to purchase $1.1 million worth of semiconductor wafers contingent upon successfully developing a next-generation array. This agreement was terminated effective January 31, 2004 thereby relieving CombiMatrix Corporation of this future commitment.

In connection with the purchase of the outstanding ownership interests in Acacia Media Technologies in November 2001, Acacia Media Technologies also executed related assignment agreements which granted to the former owners of Acacia Media Technologies' current patent portfolio the right to receive a royalty of 15% of future net revenues, as defined in the agreements, generated by Acacia Media Technologies' current patent portfolio, which includes its DMT patents. No royalty obligation has been incurred as of December 31, 2003. Any royalties paid pursuant to the agreements will be expensed in the consolidated statement of operations.

15. CONSOLIDATING SEGMENT INFORMATION

Acacia Research Corporation has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Our chief operating decision maker is considered to be Acacia Research Corporation's CEO. The CEO reviews and evaluates financial information presented on a group basis as described below. Management evaluates performance based on the profit or loss from continuing operations and financial position of its segments. Acacia Research Corporation has two reportable segments as described in Note 1.

Material intercompany transactions and transfers have been eliminated in consolidation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Presented below is consolidating financial information for our reportable segments reflecting the businesses of the CombiMatrix group and the Acacia Technologies group. Earnings attributable to each group have been determined in accordance with accounting principles generally accepted in the United States.

Consolidating Balance Sheets (In thousands)

	At December 31, 2003				At December 31, 2002				At December 31, 2001			
	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated
ASSETS												
Current assets:												
Cash and cash equivalents	$ 28,142	$ 3,807	$ -	$ 31,949	$ 39,792	$ 3,291	$ -	$ 43,083	$ 46,859	$ 12,592	$ -	$ 59,451
Short-term investments	5,059	13,492	-	18,551	-	11,605	-	11,605	4,372	20,738	-	25,110
Accounts receivable	124	199	-	323	-	578	-	578	-	143	-	143
Prepaid expenses, inventory and other assets	903	277	-	1,180	775	446	-	1,221	800	670	-	1,470
Receivable from CombiMatrix group	99	-	(99)	-	114	-	(114)	-	30	-	(30)	-
Total current assets	34,327	17,775	(99)	52,003	40,681	15,920	(114)	56,487	52,061	34,143	(30)	86,174
Property and equipment, net of accumulated depreciation	71	2,752	-	2,823	180	3,895	-	4,075	358	4,548	-	4,906
Patents, net of accumulated amortization	3,566	10,117	-	13,683	4,068	11,212	-	15,280	5,554	6,301	-	11,855
Goodwill, net of accumulated amortization	1,776	19,424	-	21,200	1,834	18,859	-	20,693	1,776	2,851	-	4,627
Other assets	238	93	-	331	449	87	-	536	3,177	120	-	3,297
	$ 39,978	$ 50,161	$ (99)	$ 90,040	$ 47,212	$ 49,973	$ (114)	$ 97,071	$ 62,926	$ 47,963	$ (30)	$ 110,859
LIABILITIES AND STOCKHOLDERS' EQUITY												
Current liabilities:												
Accounts payable, accrued expenses and other	$ 1,572	$ 1,672	$ -	$ 3,244	$ 2,524	$ 2,302	$ -	$ 4,826	$ 2,925	$ 2,831	$ -	$ 5,756
Current portion of deferred revenues	104	18,004	-	18,108	1,503	9,172	-	10,675	1,500	5,588	-	7,088
Current portion of capital lease obligation	-	-	-	-	-	-	-	-	-	934	-	934
Payable to Acacia Technologies group	-	99	(99)	-	-	114	(114)	-	-	30	(30)	-
Total current liabilities	1,676	19,775	(99)	21,352	4,027	11,588	(114)	15,501	4,425	9,383	(30)	13,778
Deferred income taxes	1,012	2,248	-	3,260	1,156	2,384	-	3,540	1,298	2,531	-	3,829
Deferred revenues, net of current portion	1,500	2,401	-	3,901	-	-	-	-	-	372	-	372
Capital lease obligation, net of current portion	-	-	-	-	-	-	-	-	-	1,845	-	1,845
Total liabilities	4,188	24,424	(99)	28,513	5,183	13,972	(114)	19,041	5,723	14,131	(30)	19,824
Minority interests	1,127	-	-	1,127	1,487	684	-	2,171	2,194	30,109	-	32,303
Redeemable stockholders' equity:												
AR - Acacia Technologies stock	34,663	-	-	34,663	40,542	-	-	40,542	55,009	-	-	55,009
AR - CombiMatrix stock	-	25,737	-	25,737	-	35,317	-	35,317	-	3,723	-	3,723
Total stockholders' equity	34,663	25,737	-	60,400	40,542	35,317	-	75,859	55,009	3,723	-	58,732
	$ 39,978	$ 50,161	$ (99)	$ 90,040	$ 47,212	$ 49,973	$ (114)	$ 97,071	$ 62,926	$ 47,963	$ (30)	$ 110,859

NOTE: Segment information for the Acacia Technologies group includes discontinued operations related to Soundbreak.com. Total assets related to discontinued operations totaled $2,150,000 and $3,282,000 at December 31, 2003 and December 31, 2002, respectively. Total liabilities related to discontinued operations totaled $395,000 and $918,000 at December 31, 2003 and December 31, 2002, respectively.

Consolidating Statements of Operations (In thousands)

	2003				2002				2001			
	Acacia Technologies Group	CombiMatrix Group	Eliminations/ Reclassifications	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations/ Reclassifications	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations/ Reclassifications	Consolidated
Revenues:												
License fee income	$ 692	$ -	$ -	$ 692	$ 43	$ -	$ -	$ 43	$ 24,180	$ -	$ -	$ 24,180
Product revenue	-	407	-	407	-	306	-	306	-	-	-	-
Grant and contract revenue	-	49	-	49	-	533	-	533	-	456	-	456
Total revenues	692	456	-	1,148	43	839	-	882	24,180	456	-	24,636
Operating expenses:												
Cost of sales	-	99	-	99	-	263	-	263	-	-	-	-
Research and development expenses	-	8,098	-	8,098	-	18,187	-	18,187	-	11,656	-	11,656
Charge for acquired in-process research and development	-	-	-	-	-	17,237	-	17,237	-	-	-	-
Non-cash stock compensation expense - research and development	-	466	-	466	-	1,868	-	1,868	-	7,183	-	7,183
Marketing, general and administrative expenses	4,317	8,714	1,886	14,917	6,883	10,334	1,415	18,632	4,853	16,690	11,121	32,664
Non-cash stock compensation expense - marketing, general and administrative	-	1,189	-	1,189	19	4,540	-	4,559	856	12,780	-	13,636
Legal expenses - patents	1,886	-	(1,886)	-	1,415	-	(1,415)	-	11,121	-	(11,121)	-
Amortization of patents and goodwill	502	1,095	-	1,597	1,591	399	-	1,990	1,492	1,203	-	2,695
Legal settlement charges	-	144	-	144	-	18,471	-	18,471	-	-	-	-
Total operating expenses	6,705	19,805	-	26,510	9,908	71,299	-	81,207	18,322	49,512	-	67,834
Operating (loss) income	(6,013)	(19,349)	-	(25,362)	(9,865)	(70,460)	-	(80,325)	5,858	(49,056)	-	(43,198)
Other income (expense):												
Impairment of cost method investment	(207)	-	-	(207)	(2,748)	-	-	(2,748)	-	-	-	-
Interest income	521	214	-	735	620	589	-	1,209	1,642	2,120	-	3,762
Realized gains (losses) on short-term investments	94	-	-	94	(1,184)	-	-	(1,184)	350	-	-	350
Unrealized (losses) gains on short-term investments	-	-	-	-	(249)	-	-	(249)	237	-	-	237
Interest expense	-	-	-	-	(6)	(197)	-	(203)	-	(65)	-	(65)
Equity in losses of affiliates	-	-	-	-	-	-	-	-	(195)	-	-	(195)
Other income	-	-	-	-	64	-	-	64	77	-	-	77
Total other income (expense)	408	214	-	622	(3,503)	392	-	(3,111)	2,111	2,055	-	4,166
(Loss) income from continuing operations before income taxes and minority interests	(5,605)	(19,135)	-	(24,740)	(13,368)	(70,068)	-	(83,436)	7,969	(47,001)	-	(39,032)
Benefit (provision) for income taxes	137	136	-	273	710	147	-	857	(935)	155	-	(780)
(Loss) income from continuing operations before minority interests	(5,468)	(18,999)	-	(24,467)	(12,658)	(69,921)	-	(82,579)	7,034	(46,846)	-	(39,812)
Minority interests	17	30	-	47	104	23,702	-	23,806	(1,277)	18,817	-	17,540
(Loss) income from continuing operations	(5,451)	(18,969)	-	(24,420)	(12,554)	(46,219)	-	(58,773)	5,757	(28,029)	-	(22,272)
Discontinued operations:												
Estimated loss on disposal of Soundbreak.com	-	-	-	-	(200)	-	-	(200)	-	-	-	-
Net (loss) income	$ (5,451)	$ (18,969)	$ -	$ (24,420)	$ (12,754)	$ (46,219)	$ -	$ (58,973)	$ 5,757	$ (28,029)	$ -	$ (22,272)

Consolidating Statements of Cash Flows (In thousands)

	Year Ended December 31, 2003				Year Ended December 31, 2002				Year Ended December 31, 2001			
	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated	Acacia Technologies Group	CombiMatrix Group	Eliminations	Consolidated
Cash flows from operating activities:												
Net (loss) income from continuing operations	$ (5,451)	$ (18,969)	$ -	$ (24,420)	$ (12,554)	$ (46,219)	$ -	$ (58,773)	$ 5,757	$ (28,029)	$ -	$ (22,272)
Adjustments to reconcile net (loss) income from continuing operations to net cash used in operating activities:												
Depreciation and amortization	616	2,409	-	3,025	1,797	1,736	-	3,533	1,710	2,159	-	3,869
Equity in losses of affiliate	-	-	-	-	-	-	-	-	195	-	-	195
Minority interests	(17)	(30)	-	(47)	(104)	(23,702)	-	(23,806)	1,277	(18,817)	-	(17,540)
Non-cash stock compensation expense	-	1,655	-	1,655	19	6,408	-	6,427	856	19,963	-	20,819
Charge for acquired in-process research and development	-	-	-	-	-	17,237	-	17,237	-	-	-	-
Deferred tax benefit	(144)	(136)	-	(280)	(142)	(147)	-	(289)	(27)	(155)	-	(182)
Write-off of other assets	-	-	-	-	-	-	-	-	-	918	-	918
Net sales (purchases) of trading securities	-	-	-	-	4,124	-	-	4,124	(4,135)	-	-	(4,135)
Unrealized losses (gains) on short-term investments	-	-	-	-	249	-	-	249	(237)	-	-	(237)
Issuance of common stock by subsidiary - legal settlement charge	-	-	-	-	-	17,471	-	17,471	-	-	-	-
Impairment of cost method investment	207	-	-	207	2,748	-	-	2,748	-	-	-	-
Other	4	25	-	29	(30)	129	-	99	40	314	-	354
Changes in assets and liabilities:												
Accounts receivable	(124)	379	-	255	-	(435)	-	(435)	-	(143)	(77)	(220)
Prepaid expenses, other receivables and other assets	(45)	169	-	124	(1)	258	-	257	(378)	(115)	-	(493)
Accounts payable, accrued expenses and other	(411)	(645)	-	(1,056)	372	(515)	-	(143)	233	775	77	1,085
Deferred revenues	101	11,233	-	11,334	3	11,637	-	11,640	1,500	5,960	-	7,460
Net cash (used in) provided by operating activities from continuing operations	(5,264)	(3,910)	-	(9,174)	(3,519)	(16,142)	-	(19,661)	6,791	(17,170)	-	(10,379)
Net cash used in operating activities from discontinued operations	(551)	-	-	(551)	(905)	-	-	(905)	(2,182)	-	-	(2,182)
Net cash used in operating activities	(5,815)	(3,910)	-	(9,725)	(4,424)	(16,142)	-	(20,566)	4,609	(17,170)	-	(12,561)
Cash flows from investing activities:												
Purchase of additional equity in consolidated subsidiaries	-	-	-	-	(200)	-	-	(200)	(3,304)	-	-	(3,304)
Purchase of property and equipment, net	(3)	(83)	-	(86)	(78)	(1,002)	-	(1,080)	(19)	(3,756)	-	(3,775)
Sale of property and equipment	-	-	-	-	3	358	-	361	-	-	-	-
Proceeds from sale and leaseback arrangement	-	-	-	-	-	-	-	-	-	3,000	-	3,000
Purchase of available-for-sale investments	(5,059)	(32,714)	-	(37,773)	-	(11,338)	-	(11,338)	(25,921)	(30,765)	-	(56,686)
Sale of available-for-sale investments	-	30,801	-	30,801	-	20,383	-	20,383	25,921	50,354	-	76,275
Purchase of common stock from minority stockholders of subsidiaries	-	-	-	-	(217)	-	-	(217)	(2,550)	-	-	(2,550)
Acquisition costs	-	-	-	-	-	(834)	-	(834)	-	-	-	-
Other	-	-	-	-	(100)	-	-	(100)	-	-	-	-
Net cash (used in) provided by investing activities from continuing operations	(5,062)	(1,996)	-	(7,058)	(592)	7,567	-	6,975	(5,873)	18,833	-	12,960
Net cash used in investing activities from discontinued operations	(356)	-	-	(356)	(3)	-	-	(3)	(145)	-	-	(145)
Net cash (used in) provided by investing activities	(5,418)	(1,996)	-	(7,414)	(595)	7,567	-	6,972	(6,018)	18,833	-	12,815
Cash flows from financing activities:												
Net cash attributed to the Acacia Technologies group	(417)	-	-	(417)	(2,048)	-	-	(2,048)	18,663	-	-	18,663
Net cash attributed to the CombiMatrix group	-	6,435	-	6,435	-	(818)	-	(818)	-	4,496	-	4,496
Net cash (used in) provided by financing activities	(417)	6,435	-	6,018	(2,048)	(818)	-	(2,866)	18,663	4,496	-	23,159
Effect of exchange rate on cash	-	(13)	-	(13)	-	92	-	92	-	(125)	-	(125)
(Decrease) increase in cash and cash equivalents	(11,650)	516	-	(11,134)	(7,067)	(9,301)	-	(16,368)	17,254	6,034	-	23,288
Cash and cash equivalents, beginning	39,792	3,291	-	43,083	46,859	12,592	-	59,451	29,605	6,558	-	36,163
Cash and cash equivalents, ending	$ 28,142	$ 3,807	$ -	$ 31,949	$ 39,792	$ 3,291	$ -	$ 43,083	$ 46,859	$ 12,592	$ -	$ 59,451

16. SUPPLEMENTAL CASH FLOW INFORMATION (In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ -	$ 192	$ 42
Cash paid for income taxes	9	-	597
Supplemental schedule of non-cash operating, investing and financing activities:			
Issuance of common stock for additional equity in consolidated subsidiary	1,219	(46,007)	-
Purchase price allocated to goodwill - step acquisitions	565	16,008	-
Purchase price allocated to patents - step acquisitions	-	5,283	-
Liabilities assumed in acquisition of minority ownership interest in subsidiary	-	-	200
Fixed assets purchased with accounts payable	-	70	-
Purchase of equipment under capital lease agreement	-	-	(3,000)
Capital lease obligation incurred	-	-	3,000
Accrued payments for purchase of common stock from minority stockholders of subsidiary	-	58	217
Loss from discontinued operations of Soundbreak.com	-	480	-
Deferred revenue purchase accounting adjustment	-	8,425	-

17. QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth unaudited consolidated statement of operations data for the eight quarters in the period ended December 31, 2003. This information has been derived from our unaudited condensed consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future periods.

	Quarter Ended							
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
	(In thousands, except share and per share information)							
Revenues:								
License fee income	$ 6	$ 19	$ 186	$ 481	$ -	$ -	$ 43	$ -
Product revenue	209	-	171	27	-	274	23	9
Grant and contract revenue	7	6	10	26	249	164	113	7
Total revenues	222	25	367	534	249	438	179	16
Operating expenses	7,207	6,885	6,481	5,937	8,694	13,473	32,219	26,820
Operating loss	(6,985)	(6,860)	(6,114)	(5,403)	(8,445)	(13,035)	(32,040)	(26,804)
Other income (expenses)	252	(4)	212	162	(486)	(845)	(2,749)	968
Loss from continuing operations before income taxes and minority interests	(6,733)	(6,864)	(5,902)	(5,241)	(8,931)	(13,880)	(34,789)	(25,836)
Benefit for income taxes	60	66	70	77	69	75	287	426
Loss from continuing operations before minority interests minority interests	(6,673)	(6,798)	(5,832)	(5,164)	(8,862)	(13,805)	(34,502)	(25,410)
Minority interests	6	24	-	17	2,435	4,104	14,080	3,187
Loss from continuing operations	(6,667)	(6,774)	(5,832)	(5,147)	(6,427)	(9,701)	(20,422)	(22,223)
Loss from discontinued operations	-	-	-	-	-	-	(200)	-
Net loss	$ (6,667)	$ (6,774)	$ (5,832)	$ (5,147)	$ (6,427)	$ (9,701)	$ (20,622)	$ (22,223)
Loss per common share basic and diluted:								
Attributable to the Acacia Technologies group:								
Loss from continuing operations	$ (0.08)	$ (0.08)	$ (0.07)	$ (0.05)	$ (0.14)	$ (0.19)	$ (0.26)	$ (0.04)
Loss from discontinued operations	$ -	$ -	$ -	$ -	$ -	$ -	$ (0.01)	$ -
Net loss	$ (0.08)	$ (0.08)	$ (0.07)	$ (0.05)	$ (0.14)	$ (0.19)	$ (0.27)	$ (0.04)
Attributable to the CombiMatrix group:								
Loss from continuing operations	$ (0.23)	$ (0.21)	$ (0.18)	$ (0.16)	$ (0.16)	$ (0.26)	$ (0.67)	$ (0.93)
Loss from discontinued operations	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss	$ (0.23)	$ (0.21)	$ (0.18)	$ (0.16)	$ (0.16)	$ (0.26)	$ (0.67)	$ (0.93)
Weighted average shares - basic and diluted:								
Acacia Research - Acacia Technologies stock	19,640,808	19,640,808	19,645,949	19,718,377	19,640,808	19,640,808	19,640,808	19,640,808
Acacia Research - CombiMatrix stock	22,983,278	24,183,340	25,890,408	26,207,146	22,950,551	22,950,551	22,950,551	22,951,324
Market price per share - Acacia Technologies stock:								
High	$ 2.40	$ 1.75	$ 6.73	$ 8.58	$ -	$ -	$ -	$ 3.40
Low	$ 0.96	$ 0.99	$ 1.25	$ 4.71	$ -	$ -	$ -	$ 1.65
Market price per share - CombiMatrix stock:								
High	$ 3.65	$ 2.83	$ 5.07	$ 5.05	$ -	$ -	$ -	$ 4.98
Low	$ 1.50	$ 1.71	$ 2.25	$ 2.90	$ -	$ -	$ -	$ 2.70

CombiMatrix Group
(A Division of Acacia Research Corporation)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of Acacia Research Corporation

In our opinion, the financial statements listed in the index appearing under Item 15(a)(1) on page 70 present fairly, in all material respects, the financial position of CombiMatrix Group (a division of Acacia Research Corporation as described in Note 1) at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia Research Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, CombiMatrix Group is a division of Acacia Research Corporation; accordingly, the financial statements of Acacia Technologies group should be read in conjunction with the consolidated financial statements of Acacia Research Corporation.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 27, 2004

COMBIMATRIX GROUP
(A Division of Acacia Research Corporation)
BALANCE SHEETS
(In thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,807	$ 3,291
Available-for-sale investments	13,492	11,605
Accounts receivable, net of allowance for doubtful accounts of $145 (2003) and $0 (2002)	199	578
Inventory, prepaid expenses and other assets	277	446
Total current assets	17,775	15,920
Property and equipment, net of accumulated depreciation and amortization	2,752	3,895
Patents, net of accumulated amortization of $1,978 (2003) and $883 (2002)	10,117	11,212
Goodwill	19,424	18,859
Other assets	93	87
	$ 50,161	$ 49,973
LIABILITIES AND ALLOCATED NET WORTH		
Current liabilities:		
Accounts payable, accrued expenses and other	$ 1,672	$ 2,302
Current portion of deferred revenues	18,004	9,172
Payable to Acacia Technologies group	99	114
Total current liabilities	19,775	11,588
Deferred income taxes	2,248	2,384
Deferred revenues, net of current portion	2,401	-
Total liabilities	24,424	13,972
Minority interests	-	684
Commitments and contingencies (Note 9)		
Allocated net worth:		
Funds allocated by Acacia Research Corporation	138,675	129,286
Accumulated net losses	(112,938)	(93,969)
Total allocated net worth	25,737	35,317
	$ 50,161	$ 49,973

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF OPERATIONS
(In thousands)

	For the Years Ended December 31, 2003	2002	2001
Revenues:			
Product revenue	$ 407	$ 306	$ -
Grant and contract revenue	49	533	456
Total revenues	456	839	456
Operating expenses:			
Cost of sales	99	263	-
Research and development expenses	8,098	18,187	11,656
Charge for acquired in-process research and development	-	17,237	-
Non-cash stock compensation expense - research and development	466	1,868	7,183
Marketing, general and administrative expenses	8,714	10,334	16,690
Non-cash stock compensation expense - marketing, general and administrative	1,189	4,540	12,780
Amortization of patents and goodwill	1,095	399	1,203
Legal settlement charges	144	18,471	-
Total operating expenses	19,805	71,299	49,512
Operating loss	(19,349)	(70,460)	(49,056)
Other income (expense):			
Interest income	214	589	2,120
Interest expense	-	(197)	(65)
Total other income	214	392	2,055
Loss from operations before income taxes and minority interests	(19,135)	(70,068)	(47,001)
Benefit for income taxes	136	147	155
Loss from operations before minority interests	(18,999)	(69,921)	(46,846)
Minority interests	30	23,702	18,817
Division net loss	$ (18,969)	$ (46,219)	$ (28,029)

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF ALLOCATED NET WORTH
(In thousands)

Balance at December 31, 2000	$ 30,169
Net assets attributed to the CombiMatrix group	1,583
Division net loss	(28,029)
Balance at December 31, 2001	3,723
Net assets attributed to the CombiMatrix group	77,813
Division net loss	(46,219)
Balance at December 31, 2002	35,317
Net assets attributed to the CombiMatrix group	9,389
Division net loss	(18,969)
Balance at December 31, 2003	$ 25,737

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Division net loss from operations	$ (18,969)	$ (46,219)	$ (28,029)
Adjustments to reconcile division net loss from operations to net cash used in operating activities:			
Depreciation and amortization	2,409	1,736	2,159
Minority interests	(30)	(23,702)	(18,817)
Non-cash stock compensation expense	1,655	6,408	19,963
Charge for acquired in-process research and development	-	17,237	-
Deferred tax benefit	(136)	(147)	(155)
Write-off of other assets	-	-	918
Issuance of common stock by subsidiary - legal settlement charge	-	17,471	-
Other	25	129	314
Changes in assets and liabilities:			
Accounts receivable	379	(435)	(143)
Inventory, prepaid expenses and other assets	169	258	(115)
Accounts payable, accrued expenses and other	(645)	(515)	775
Deferred revenues	11,233	11,637	5,960
Net cash used in operating activities	(3,910)	(16,142)	(17,170)
Cash flows from investing activities:			
Purchase of property and equipment, net	(83)	(1,002)	(3,756)
Proceeds from sale of property and equipment	-	358	-
Proceeds from sale and leaseback arrangement	-	-	3,000
Purchase of available-for-sale investments	(32,714)	(11,338)	(30,765)
Sale of available-for-sale investments	30,801	20,383	50,354
Acquisition costs	-	(834)	-
Net cash (used in) provided by investing activities	(1,996)	7,567	18,833
Cash flows from financing activities:			
Net cash flows attributed to the CombiMatrix group	6,435	(818)	4,496
Effect of exchange rate on cash	(13)	92	(125)
Increase (decrease) in cash and cash equivalents	516	(9,301)	6,034
Cash and cash equivalents, beginning	3,291	12,592	6,558
Cash and cash equivalents, ending	$ 3,807	$ 3,291	$ 12,592

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS

Acacia Research Corporation is comprised of two separate divisions: the CombiMatrix group and the Acacia Technologies group (the "groups").

Our life sciences business, referred to as the "CombiMatrix group," is comprised of our wholly owned subsidiary, CombiMatrix Corporation and CombiMatrix Corporation's majority-owned subsidiary, Advanced Material Sciences, Inc. ("Advanced Material Sciences") and wholly owned subsidiary, CombiMatrix K.K. CombiMatrix Corporation is a life sciences technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip, also referred to as an array. This proprietary technology has applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Advanced Material Sciences, a development stage company, holds the exclusive license for CombiMatrix Corporation's biological array processor technology in certain fields of material sciences. CombiMatrix K.K., a wholly owned Japanese corporation located in Tokyo, is exploring opportunities for CombiMatrix Corporation's active array system with pharmaceutical and biotechnology companies in the Asian market.

During 2002, the CombiMatrix group emerged from the development stage as it began commencement of its planned principal operations and from which it generated revenues.

Liquidity and Risks

The CombiMatrix group is deploying new and unproven technologies and continues to develop its commercial products. The CombiMatrix group has several ongoing long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. Management believes that existing cash and cash equivalents and short-term investments are adequate to fund operations through at least the next twelve months. However, the ability to meet business objectives is dependent upon the CombiMatrix group's ability to raise additional financing, substantiate its technology and ultimately to fund itself from continuing operations. There can be no assurance that such funding will be available at acceptable terms or at all.

The CombiMatrix group's business operations are also subject to certain risks and uncertainties, including:

- market acceptance of products and services;
- technological advances that may make our products and services obsolete or less competitive;
- increases in operating costs, including costs for supplies, personnel and equipment;
- the availability and cost of capital;
- general economic conditions; and
- governmental regulation that may restrict our subsidiary companies' businesses.

The CombiMatrix group has historically been substantially dependent on its existing arrangements with strategic partners including Roche Diagnostics GmbH ("Roche"), and has relied upon payments by Roche and other partners for a majority of its future revenues. The CombiMatrix group expends a majority of its resources toward fulfilling its contractual obligations under the Roche agreements. Roche's primary service to the CombiMatrix group is to distribute and proliferate its technology platform. The CombiMatrix group will need to enter into additional strategic partnerships to develop and commercialize future products. However, there can be no assurance that the CombiMatrix group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the CombiMatrix group's ability to achieve its intended business objectives. The CombiMatrix group's success also depends on its ability to protect its intellectual property.

Recapitalization and Merger Transactions

On December 11, 2002, our stockholders voted in favor of a recapitalization transaction, which became effective on December 13, 2002, whereby we created two new classes of common stock called Acacia Research-CombiMatrix stock ("AR-CombiMatrix stock") and Acacia Research-Acacia Technologies stock ("AR-Acacia Technologies stock"), and divided our existing Acacia Research Corporation common stock into shares of the two new classes of common stock. AR-CombiMatrix stock is intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of our different business groups, they are both classes of common stock of Acacia Research Corporation and are not stock issued by the respective groups.

On December 11, 2002, Acacia Research Corporation stockholders and CombiMatrix Corporation stockholders voted in favor of a merger transaction pursuant to which we acquired the stockholder interests in CombiMatrix Corporation not already owned by us (52% of the total stockholder interests in CombiMatrix Corporation). The acquisition was accomplished through a merger, effective December 13, 2002, in which stockholders of CombiMatrix Corporation other than Acacia Research Corporation received one share of the new AR-CombiMatrix stock in exchange for each share of CombiMatrix Corporation common stock that they owned immediately prior to the merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. AR-CombiMatrix stock is intended to reflect the separate performance of the respective division of Acacia Research Corporation. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock are stockholders of Acacia Research Corporation. As a result, holders of AR-CombiMatrix stock are subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to the CombiMatrix group could be subject to the liabilities of the Acacia Technologies group.

The CombiMatrix group financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, and taken together with the Acacia Technologies group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of CombiMatrix group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The financial statements of the CombiMatrix group include the accounts or assets of Acacia Research Corporation specifically attributed to the CombiMatrix group and were prepared using amounts included in Acacia Research Corporation's consolidated financial statements.

Minority interests represent participation of other stockholders in the allocated net assets and in the division earnings and losses of the CombiMatrix group and are reflected in the caption "Minority interests" in CombiMatrix group's financial statements. Minority interests adjust CombiMatrix group's net results of operations to reflect only CombiMatrix group's share of the division earnings or losses of non wholly owned investees of Acacia Research Corporation that have been attributed to the CombiMatrix group (see Note 12).

Financial effects arising from one group that affect Acacia Research Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any division net losses of the CombiMatrix group or the Acacia Technologies group and dividends or distributions on, or repurchases of, AR-CombiMatrix stock or AR-Acacia Technologies stock or repurchases of preferred stock of Acacia Research Corporation will reduce the assets of Acacia Research Corporation legally available for payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock.

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein for the management allocation policies, treasury and cash management policies, asset and liability attribution policies, corporate, general and administrative services and facilities allocation policies and federal and state income tax allocation policies, utilized in the preparation of the separate CombiMatrix group financial statements.

Revenue Recognition. The CombiMatrix group recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. Revenues from multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force ("EITF") Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

Revenue from government grant and contract activities are recognized as the related services are performed and when the services have been approved by the grantor and collectibility is reasonably assured. Amounts recognized are limited to amounts due from customers based on contract or grant terms.

Revenue from the sale of products and services is recognized when delivery has occurred or services have been rendered.

Multiple-element arrangements typically include license fees, up-front payments and milestone payments that are received and/or billable by the CombiMatrix group in connection with other rights and services that represent continuing obligations of the CombiMatrix group. Payments received or billable by the CombiMatrix group are deferred until all of the elements have been delivered or until the CombiMatrix group has established objective and verifiable evidence of the fair value of the undelivered elements.

Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. Deferred revenues will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met.

Cash and Cash Equivalents. The CombiMatrix group considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. The CombiMatrix group's short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, money market accounts and other high-credit quality marketable securities. Investments in securities with original maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of allocated net worth until realized.

The fair value of the CombiMatrix group's investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in division net loss.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

Concentration of Credit Risks. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The CombiMatrix group has not experienced any significant losses on its deposits of cash and cash equivalents.

Inventory. Inventory, which consists primarily of raw materials to be used in the production of our array products, is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment. Property and equipment is recorded at cost. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the period of disposition. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Machine shop and laboratory equipment	5 years
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 years
Leasehold improvements	Lesser of lease term or useful life of improvement

Construction in progress includes direct costs incurred related to internally constructed assets which are depreciated once the asset is placed into service. Certain leasehold improvements, furniture and equipment held under capital leases are classified as property and equipment and are amortized over their useful lives using the straight-line method. Lease amortization is included in depreciation expense.

Prepaid Public Offering Costs. During 2000 and 2001, CombiMatrix Corporation capitalized $1,353,000 of costs incurred in connection with the filing of a registration statement with the Securities and Exchange Commission in November 2000. During 2001, all of these deferred costs were charged to operations and are included as a component of marketing, general and administrative expense in the accompanying statements of operations.

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents and Goodwill. Goodwill and identifiable intangibles, including patents, are recorded when the consideration paid for acquisitions exceeds the fair value of the net tangible assets acquired. Patents, once issued or purchased, are amortized on the straight-line method over their economic remaining useful lives, ranging from three to twenty years. Goodwill is not amortized.

Impairment of Long-Lived Assets and Goodwill. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Goodwill is evaluated for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and is subject to a periodic review for potential impairment at a reporting unit level. Reviews for potential impairment must occur at least annually and may be performed earlier, if circumstances indicate that an impairment may have occurred. The CombiMatrix group has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. The CombiMatrix group has one reporting unit. As of January 1, 2002, the date of adoption of the standard, the CombiMatrix group had unamortized goodwill in the amount of $2,851,000. The CombiMatrix group performed a transitional goodwill impairment assessment in 2002 and a year-end goodwill impairment assessment in 2002 and 2003 and determined that there was no impairment of goodwill. The fair value of the CombiMatrix group reporting unit was estimated using a discounted cash flow analysis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity. The carrying value of the capital lease obligation approximates its fair value based on the current interest rate for similar type of instruments.

Foreign Currency Translation. The functional currency of CombiMatrix K.K. is the local currency (Japanese Yen). Foreign currency translation is reported pursuant to SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to allocated net worth. Revenue and expenses are translated at average rates of exchange prevailing during the year. Foreign currency transactions gains and losses were insignificant for the years ended December 31, 2003, 2002 and 2001.

Stock-based Compensation. Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein. In 2001 and earlier periods, stock compensation expense recorded related to the CombiMatrix group employees has been allocated to the CombiMatrix group. As a result of the recapitalization transaction discussed earlier, in future periods, stock compensation expense, if any, resulting from the issuance of AR-CombiMatrix stock will generally be allocated to the CombiMatrix group.

Stock option and related option plan information is omitted from the CombiMatrix group footnotes because AR- CombiMatrix stock is part of the capital structure of Acacia Research Corporation. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock continue to be stockholders of Acacia Research Corporation. This presentation reflects the fact that the CombiMatrix group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the CombiMatrix group. Refer to the Acacia Research Corporation consolidated financial statements for disclosures regarding Acacia Research Corporation's stock option plans.

Research and Development Expenses. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Software developed for use in our products is expensed as incurred until both (i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. Management believes these criteria are met after the CombiMatrix group has received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

Acquired In-process Research and Development. The value assigned to acquired in-process research and development ("IPR&D") is determined by identifying acquired specific in-process research and development projects that would be continued and for which (a) technological feasibility has not been established at the acquisition date, (b) there is no alternative future use and (c) the fair value is estimable with reasonable reliability, upon consummation of a business combination.

Segments. The CombiMatrix group follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the CombiMatrix group operates in one segment.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Loss per Share. Loss per share information is omitted from the CombiMatrix group statements of operations because AR-CombiMatrix stock is part of the capital structure of Acacia Research Corporation. The CombiMatrix group is not a separate legal entity. Holders of AR-CombiMatrix stock continue to be stockholders of Acacia Research Corporation. This presentation reflects the fact that the CombiMatrix group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the CombiMatrix group. Refer to the Acacia Research Corporation consolidated financial statements for loss per share information for Acacia Research Corporation's classes of stock, computed using the two-class method in accordance with SFAS No. 128 "Earnings per Share."

Certain Risks and Uncertainties. The CombiMatrix group's products and services will be concentrated in a highly competitive market that is characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to technological advances, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on the CombiMatrix group's business and operating results.

Recent Accounting Pronouncements. Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

3. SHORT-TERM INVESTMENTS

Short-term investments consists of the following at December 31, 2003 and 2002 (in thousands):

2003	Amortized Cost	Fair Value
Available-for-sale securities:		
Corporate bonds and notes	$ 6,930	$ 6,931
U.S. government securities	6,558	6,561
	$ 13,488	$ 13,492

2002	Amortized Cost	Fair Value
Available-for-sale securities:		
Corporate bonds and notes	$ 5,718	$ 5,808
U.S. government securities	5,698	5,797
	$ 11,416	$ 11,605

Gross unrealized gains and losses related to available-for-sale securities were not material for 2003 and 2002.

Contractual maturities for investments in debt securities classified as available-for-sale as of December 31, 2003 are as follows (in thousands):

	Cost	Fair Value
Due within one year	$ 13,166	$ 13,170
Due after one year through two years	322	322
	$ 13,488	$ 13,492

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Machine shop and laboratory equipment	$ 3,687	$ 3,272
Furniture and fixtures	160	156
Computer hardware and software	1,163	1,157
Leasehold improvements	999	992
Construction in progress	84	352
	6,093	5,929
Less: accumulated depreciation and amortization	(3,341)	(2,034)
	$ 2,752	$ 3,895

Depreciation and amortization expense was $1,314,000, $1,364,000 and $955,000 for the years ended December 31, 2003, 2002 and 2001. Amortization of assets held under capital lease included in depreciation and amortization expense was $590,000 and $161,000 for the years ended December 31, 2002 and 2001, respectively.

During 2001, CombiMatrix Corporation entered into a sale and leaseback transaction with a commercial bank. Approximately $3,000,000 of property and equipment was financed, resulting in a deferred gain of approximately $443,000. In November 2002, the lease obligation was repaid and title to the assets previously under capital lease was transferred back to the CombiMatrix group.

5. INVESTMENTS IN AFFILIATES

In April 2002, CombiMatrix Corporation purchased Acacia Research Corporation's majority interest in Advanced Material Sciences. CombiMatrix Corporation issued 180,982 shares of its common stock to Acacia Research Corporation in exchange for Acacia Research Corporation's 58% interest in Advanced Material Sciences. As a result of this transaction, CombiMatrix Corporation owned 87% of Advanced Material Sciences as of December 31, 2002, with the remaining interests owned by unaffiliated parties. CombiMatrix Corporation's ownership interest was increased during 2003 as described in Note 12 below. The April 2002 transaction was accounted for using Acacia Research Corporation's basis in the net assets of Advanced Material Sciences and as a result, the CombiMatrix group's 2002 financial statements reflect the assets and liabilities of Advanced Material Sciences at historical cost.

6. INTANGIBLES

The CombiMatrix group has $19,424,000 and $18,859,000 of goodwill at December 31, 2003 and 2002. The CombiMatrix group adopted SFAS No. 142 effective January 1, 2002 and ceased amortizing goodwill on that date. Division net loss for the year ended December 31, 2001, adjusted to exclude goodwill amortization expense of $862,000, was $27,167,000.

The CombiMatrix group's only identifiable intangible assets are patents. The gross carrying amounts and accumulated amortization related to acquired intangible assets, all related to patents, as of December 31, 2003 and 2002, are as follows (in thousands):

	2003	2002
Gross carrying amount – patents	$ 12,095	$ 12,095
Accumulated amortization	(1,978)	(883)
Patents, net	$ 10,117	$ 11,212

Aggregate patent amortization expense was $1,095,000, $399,000 and $341,000 in 2003, 2002 and 2001, respectively. Annual aggregate amortization expense for each of the next five years through December 31, 2008 is estimated to be $1,095,000 per year.

Refer to Note 12, "Step Acquisitions Allocated to the CombiMatrix Group," for additions to goodwill during 2003 and 2002.

At December 31, 2003, all of the CombiMatrix group's acquired intangible assets other than goodwill were subject to amortization.

7. BALANCE SHEET COMPONENTS

Accounts payable, accrued expenses and other consists of the following at December 31, 2003 and December 31, 2002 (in thousands):

	2003	2002
Accounts payable	$ 547	$ 325
Payroll and other employee benefits	304	481
Accrued vacation	287	412
Legal settlement (see Note 9)	-	500
Deferred rent	284	131
Other accrued liabilities	250	453
	$ 1,672	$ 2,302

8. INCOME TAXES

CombiMatrix group's allocated benefit for income taxes consists of the following (in thousands):

	2003	2002	2001
Current:			
U.S. Federal tax	$ -	$ -	$ -
State taxes	-	-	3
	-	-	3
Deferred:			
U.S. Federal tax	(136)	(147)	(158)
State taxes	-	-	-
	(136)	(147)	(158)
	$ (136)	$ (147)	$ (155)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred tax assets:		
Depreciation and amortization	$ (117)	$ (128)
Deferred revenues	3,456	3,116
Stock compensation	8,009	7,686
Accrued liabilities and other	213	286
Net operating loss carryforwards and credits	28,947	22,666
Total deferred tax assets	40,508	33,626
Less: valuation allowance	(40,508)	(33,626)
Deferred tax assets, net of valuation allowance	-	-
Deferred tax liabilities:		
Intangibles	(2,248)	(2,384)
Net deferred tax liability	$ (2,248)	$ (2,384)

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2003	2002	2001
Statutory federal tax rate	(34%)	(34%)	(34%)
Amortization of intangible assets	-	3%	-
Stock compensation	1%	1%	6%
Non deductible permanent items	-	13%	(1%)
Valuation allowance	36%	19%	29%
Other	(4%)	(2%)	-
	(1%)	-	-

At December 31, 2003, the CombiMatrix group has deferred tax assets totaling approximately $40,508,000, which are fully offset by a valuation allowance due to management's determination that the criteria for recognition have not been met.

In December 2002, Acacia Research Corporation increased its ownership interest in CombiMatrix Corporation from 48% to 100%. As a result of the increase in ownership, Acacia Research Corporation files a consolidated federal income tax returns that includes the Acacia Technologies group (excluding discontinued operations) and the CombiMatrix group.

At December 31, 2003, the CombiMatrix group had federal net operating loss carryforwards of approximately $82,126,000, which will begin to expire in 2011 through 2023. In addition, the CombiMatrix group has tax credit carryforwards of approximately $2,470,000. Utilization of net operating loss carryforwards and tax credit carryforwards are subject to the "change of ownership" provisions under Section 382 of the Internal Revenue Code. The amount of such limitations has not been determined.

Had the CombiMatrix group filed separate tax returns, the benefit for income taxes and division net loss would not have differed from the amounts reported in the CombiMatrix group's statements of operations for the years ended December 31, 2003, 2002, and 2001.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

In October 2000, CombiMatrix Corporation entered into a non-cancelable operating lease for office space. A security deposit in the form of a $783,000 letter of credit was issued November 1, 2000, which was increased to $1,200,000 during 2001 and to $1,500,000 during 2002. Future minimum operating lease payments as of December 31, 2003 are as follows (in thousands):

Year		
2004	$	1,864
2005		1,918
2006		1,836
2007		1,937
2008		1,615
Thereafter		-
Total minimum lease payments	$	9,170

Rent expense for the years ended December 31, 2003, 2002 and 2001 was $2,006,000, $1,618,000, and $1,450,000, respectively.

Collaborative and Research Agreements

In July 2001, CombiMatrix Corporation entered into a non-exclusive worldwide license, supply, research and development agreement with Roche. Under the terms of the agreement, Roche will purchase, use and resell CombiMatrix Corporation's array and related technologies for rapid production of customizable arrays. Additionally, CombiMatrix Corporation and Roche will develop a platform technology, providing a range of standardized arrays for use in research applications. The agreement has a 15-year term and provides for minimum payments by Roche to CombiMatrix Corporation over the first three years, including payments upon the achievement of certain milestone and payments for products, royalties and research and development projects. This agreement was amended in September 2002 in order to grant Roche additional manufacturing rights in exchange for greater cash compensation to CombiMatrix Corporation, among other changes and modifications. For the years ended December 31, 2003 and 2002, CombiMatrix Corporation received $9,811,000 and $11,435,000 in milestone payments, respectively, which have been classified as deferred revenue in the CombiMatrix group balance sheets.

Research and Development

In January 2001, CombiMatrix Corporation entered into a design commitment to develop a next generation array. If the design project was successful pursuant to the terms of the agreement, CombiMatrix Corporation would have been obligated to a one-year commitment to purchase a specific number of semiconductor wafers at a total cost of $1,100,000. This agreement was terminated effective January 31, 2004 thereby relieving CombiMatrix Corporation of this future commitment.

Human Resources

In October 2001, CombiMatrix Corporation's board of directors amended its existing general severance plan for executive officers, which provides that if CombiMatrix Corporation terminates an executive who is a vice president or higher for other than cause, death or disability, the executive will receive payments equal to three months' base salary and target bonus and other benefits on a bi-weekly basis over a three-month period. If termination occurs as a result of a change in control transaction, these benefits will be extended by three months.

CombiMatrix Corporation also offers a general severance plan providing all employees with certain benefits upon their termination of employment due to lack of work. Under this plan, terminated employees will be provided with either four-weeks notice or four-weeks' salary in lieu of notice, and paid a lump-sum amount based on the employee's length of service, plus accrued benefits. The terminated employees will also be provided continuing medical and dental benefits, as well as continuation of life insurance, for a period ranging from two to 26 weeks subsequent to the date of termination, depending upon the employee's length of service.

Litigation

On November 28, 2000, Nanogen, Inc. ("Nanogen") filed suit against CombiMatrix Corporation and Dr. Donald Montgomery, an officer, director and stockholder of CombiMatrix Corporation. The Nanogen suit alleged, among other things, that CombiMatrix Corporation's issued patent and certain pending patent applications, trade secrets and related technologies that were inappropriately obtained by CombiMatrix Corporation and that Nanogen was the legal owner of the patents, trade secrets and related technologies. The suit sought, among other things, correction of inventorship on CombiMatrix Corporation's issued patent, the assignment of rights in the issued patent and pending patent applications to Nanogen, an injunction preventing disclosure of trade secrets, damages for trade secret misappropriation and the imposition of a constructive trust.

On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery entered into a settlement agreement with Nanogen, Inc. to settle all pending litigation between the parties. Pursuant to the terms of the settlement agreement, CombiMatrix Corporation agreed to pay Nanogen $500,000 within 30 days of the settlement, which was paid, and an additional $500,000 within one year of the settlement (paid in September 2003). CombiMatrix Corporation also agreed to make quarterly payments to Nanogen equal to 12.5% of total sales of products developed by CombiMatrix Corporation and its affiliates and based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement will be $37,500 per quarter for the period from October 1, 2003 through October 1, 2004, and $25,000 per quarter thereafter until the patents expire. Also, pursuant to the settlement agreement, CombiMatrix Corporation issued to Nanogen 4,016,346 shares, or 17.5% of its outstanding shares post-issuance, subject to an antidilution provision related to the exercise of CombiMatrix Corporation options and warrants that were outstanding on the effective date of the agreement, for a period of up to three years.

CombiMatrix Corporation accounted for the issuance of the CombiMatrix Corporation common shares in settlement of the litigation with Nanogen as a nonmonetary transaction. Accordingly, in the third quarter of 2002, CombiMatrix Corporation recorded a litigation settlement charge in its statement of operations of approximately $17,471,000, which was based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen. The fair value of the common shares issued and the related litigation charge was based on a third-party valuation of CombiMatrix Corporation. Including the $1,000,000 cash settlement stipulated in the agreement, the CombiMatrix group has recognized $18,471,000 of litigation settlement charges in its December 31, 2002 statement of operations.

The CombiMatrix group is subject to other claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on CombiMatrix group's financial position, results of operations or cash flows.

10. RETIREMENT SAVINGS PLAN

CombiMatrix Corporation has an employee savings and retirement plan under section 401(k) of the Internal Revenue Code (the "Plan"). The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. CombiMatrix Corporation may contribute to the Plan at the discretion of the board of directors. There were no contributions made by the CombiMatrix group during the years ended December 31, 2003, 2002 and 2001.

11. ALLOCATED NET WORTH

The CombiMatrix group statement of allocated net worth presents the equity transactions of Acacia Research Corporation, which are attributed to the CombiMatrix group as "Net assets attributed to the CombiMatrix group." This presentation reflects the fact that the CombiMatrix group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the CombiMatrix group. Presented below is a detail of the equity transactions of Acacia Research Corporation which relate to the businesses of the CombiMatrix group and which therefore comprise the balances reflected in the group's net assets attributed to CombiMatrix group (in thousands):

	CombiMatrix Group
2001	
Allocated corporate charges	$ 1,118
Change in capital due to issuance of stock by subsidiaries	546
Unrealized loss on short-term investments	(9)
Unrealized loss on foreign currency translation	(72)
Net assets attributed to the CombiMatrix group – 2001	$ 1,583

2002

Allocated corporate charges	$	1,032
Stock options exercised		29
Change in capital due to issuance of stock by subsidiaries		(550)
Compensation expense relating to stock options and warrants		300
Unrealized gain on short-term investments		(38)
Unrealized loss on foreign currency translation		40
Dividends paid		(11)
Stock issuance related to acquisition of additional CombiMatrix shares		76,175
Acquisition costs allocated		834
Other		2
Net assets attributed to the CombiMatrix group – 2002	$	77,813

2003

Units issued in private placement, net	$	4,862
Allocated corporate charges		637
Stock options and warrants exercised		953
Employee stock grant		60
Stock option cancellations		(256)
Compensation expense relating to stock options and warrants		1,849
Unrealized gain on short-term investments		(27)
Unrealized loss on foreign currency translation		35
Shares issued to Nanogen pursuant to September 2002 settlement agreement (see Note 9)		74
Stock issuance related to acquisition of minority interests in Advanced Material Sciences and CombiMatrix K.K.		1,219
Other		(17)
Net assets attributed to the CombiMatrix group – 2003	$	9,389

In May 2003, Acacia Research Corporation completed a private equity financing, raising gross proceeds of $5,247,000 through the issuance of 2,385,000 units. Each unit consists of one share of AR-CombiMatrix common stock and one-half five-year callable common stock purchase warrant. Each full common stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.75 per share and is callable by Acacia Research Corporation once the daily average of the high and low prices of Acacia Research Corporation's AR-CombiMatrix stock on the Nasdaq SmallCap Market is equal to or above $4.50 for 20 consecutive trading days. Acacia Research Corporation issued an additional 31,502 shares of AR-CombiMatrix stock in lieu of cash payments in conjunction with the private placement for finder's fees. Net proceeds raised from the private equity financing of $4,862,000 have been attributed to the CombiMatrix group.

During October 2001, CombiMatrix K.K. issued 10% of its common stock to Marubeni Corporation ("Marubeni"), an unrelated company for $1,108,000. The per-share price paid for these shares exceeded the price per share paid by CombiMatrix Corporation to capitalize CombiMatrix K.K. As a result, the CombiMatrix group recognized a change of interest gain of approximately $951,000. The gain, net of minority interests, has been recorded as an increase to allocated net worth.

Warrants

In September 2003, proceeds of $450,000 were received from the issuance of 164,000 shares of AR-CombiMatrix stock related to the exercise of certain warrants issued in connection with the May 2003 private equity financing. The proceeds from the warrants exercised were attributed to the CombiMatrix group.

Pursuant to the issuance of convertible promissory notes in March 1998, CombiMatrix Corporation issued warrants to purchase 145,000 shares of its common stock at a price of $2.00 per share. These warrants were exercised in 2000 and 2001, resulting in proceeds to the CombiMatrix group of $33,000 and $257,000, respectively, which were allocated to the CombiMatrix group.

12. STEP ACQUISITIONS ALLOCATED TO THE COMBIMATRIX GROUP

On July 11, 2003, Acacia Research Corporation purchased the outstanding minority interests in its consolidated subsidiary CombiMatrix K.K. from Marubeni. Acacia Research Corporation issued 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni's 10% minority interests (120 shares) in CombiMatrix K.K. The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the AR- CombiMatrix stock issued in the transaction was based on the quoted market price of AR-CombiMatrix stock on the exchange date. The total purchase price of $450,000 was allocated to the fair value of assets acquired and liabilities assumed. The amount attributable to goodwill was $393,000.

On July 2, 2003, Acacia Research Corporation increased its consolidated ownership interest in Advanced Material Sciences to 99% by acquiring 1,774,750 shares of Advanced Material Sciences common stock in exchange for 295,790 shares of AR-CombiMatrix stock. The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the Acacia Research shares issued in the transaction was based on the quoted market price of AR-CombiMatrix stock on the exchange date. The total purchase price of $769,000 was allocated to the fair value of assets acquired and liabilities assumed. The amount attributable to goodwill was $172,000.

Acacia Research Corporation's interests in Advanced Material Sciences and CombiMatrix K.K. have been attributed to the CombiMatrix group.

On December 13, 2002, Acacia Research Corporation increased its consolidated ownership interest in CombiMatrix Corporation from 48% to 100% by acquiring from existing stockholders of CombiMatrix Corporation 11,987,052 shares of CombiMatrix Corporation common stock in exchange for 11,987,052 shares of AR-CombiMatrix stock with a fair value of $46,007,000. The merger was designed to consolidate Acacia Research Corporation's ownership of CombiMatrix Corporation and permit Acacia Research Corporation to effectuate the recapitalization transaction described elsewhere herein, by creating the CombiMatrix group.

The transaction was accounted for as a step acquisition using the purchase method of accounting. The fair value of the AR-CombiMatrix stock issued in the transaction was based on the quoted market price of AR-CombiMatrix stock averaged over a five-day period (from December 16, 2002, the first day of trading for the AR-CombiMatrix stock, through December 20, 2002).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the allocation of the purchase price at the date of acquisition (in thousands):

Acquisition costs:	
Exchange of AR-CombiMatrix stock for CombiMatrix Corporation common stock	$ 46,007
Acquisition expenses	834
Total acquisition cost	$ 46,841
Purchase price allocation:	
Fair value of 52% of CombiMatrix Corporation net tangible assets at December 13, 2002	$ 8,313
Intangible assets acquired:	
Core technology/patent	5,283
Acquired in-process research and development	17,237
Goodwill (non-deductible for tax purposes)	16,008
Total	$ 46,841

The total purchase price of $46,841,000 was allocated to the fair value of assets acquired and liabilities assumed, including acquired IPR&D. The amount attributable to CombiMatrix Corporation's core technology and related patents was $5,283,000, which is being amortized using the straight-line method over the estimated economic useful life of 7 years. The amount attributable to goodwill was $16,008,000. Amounts allocated to patents, IPR&D and goodwill have been attributed to the CombiMatrix group.

The amount attributable to IPR&D projects (comprised of two projects: Genomics and Proteomics biological array systems) that had not yet reached technological feasibility and had no alternative future use of $17,237,000 was charged to expense on the acquisition date and is included in the accompanying statement of operations for the year ended December 31, 2002.

The nature of the efforts to develop the purchased IPR&D into commercially viable products principally relates to the completion and/or acceleration of existing development programs. These efforts include testing current and alternative materials used in array design, testing of existing and alternative methods for array synthesis, developing prototype machinery (including operating software) to synthesize, hybridize and read individual arrays, and to perform numerous experiments, or assays, with actual target samples in order to determine customer protocols and procedures for using the CombiMatrix group's array system. Following is a brief description of the two IPR&D projects identified.

Genomics Biological Array System: CombiMatrix Corporation's genomics biological array processor system is being developed to discretely immobilize sequences of DNA or RNA within individual test sites on a modified semiconductor chip coated with a three-dimensional layer of porous material. The system also includes proprietary hardware units and related software applications to be able to synthesize materials onto the chips, apply target samples of genetic materials and interpret the results. The value assigned to the genomics biological array system IPR&D project was $13,978,000. A risk-adjusted discount rate of 32% was applied to the project's estimated cash flows.

Proteomics Biological Array System: CombiMatrix Corporation's proteomics biological array processor system is being developed to discretely immobilize proteins and other small molecules within individual test sites on a modified semiconductor chip in a similar fashion as described above for the genomics biological array system. The proteomics biological array system is used for detection and identification of bio-threat agents in CombiMatrix Corporation's biological and chemical threat agent detector development programs that are currently in process. The value assigned to the proteomics biological array system IPR&D project was $3,259,000. A risk-adjusted discount rate of 60% was applied to the project's estimated cash flows.

Deferred Revenue Purchase Accounting Adjustment

In connection with the December 2002 step acquisition described above, and the application of purchase accounting pursuant to SFAS No. 142, Acacia Research Corporation was required to adjust CombiMatrix Corporation's assets and liabilities, including deferred revenues attributed to the CombiMatrix group to fair value. As a result, deferred revenue, primarily consisting of milestone payments and other cash receipts from Roche and the National Aeronautics and Space Administration, was reduced by $8,425,000 to reflect the fair value of the continuing obligation related to the 52% interest in CombiMatrix Corporation acquired by Acacia Research Corporation. A reconciliation of 2002 activity related to the CombiMatrix group's deferred revenue balances including the impact of the fair value adjustment is as follows (in thousands):

Deferred revenue balance at December 31, 2001	$ 5,960
Cash payments and accruals recorded as deferred revenues during 2002	11,637
Less: purchase accounting adjustment	(8,425)
Deferred revenue balance at December 31, 2002	$ 9,172

13. SUPPLEMENTAL CASH FLOW INFORMATION (In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ -	$ 192	$ 42
Supplemental schedule of non-cash operating, investing and financing activities:			
Intangibles attributed to the CombiMatrix group	1,219	(46,007)	-
Purchase price allocated to goodwill - step acquisitions	565	16,008	-
Purchase price allocated to patents - step acquisitions	-	5,283	-
Fixed assets purchased with accounts payable	-	70	-
Purchase of equipment under capital lease agreement	-	-	(3,000)
Capital lease obligation incurred	-	-	3,000
Deferred revenue purchase accounting adjustment	-	8,425	-

Acacia Technologies Group
(A Division of Acacia Research Corporation)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of Acacia Research Corporation

In our opinion, the financial statements listed in the index appearing under Item 15(a)(1) on page 70 present fairly, in all material respects, the financial position of Acacia Technologies Group (a division of Acacia Research Corporation as described in Note 1) at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Acacia Research Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, Acacia Technologies Group is a division of Acacia Research Corporation; accordingly, the financial statements of Acacia Technologies group should be read in conjunction with the consolidated financial statements of Acacia Research Corporation.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 27, 2004

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)
BALANCE SHEETS
(In thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,142	$ 39,792
Short-term investments	5,059	-
Accounts receivable	124	-
Prepaid expenses and other assets	903	775
Receivable from CombiMatrix group	99	114
Total current assets	34,327	40,681
Property and equipment, net of accumulated depreciation	71	180
Patents, net of accumulated amortization of $7,232 (2003) and $6,730 (2002)	3,566	4,068
Goodwill	1,776	1,834
Other assets	238	449
	$ 39,978	$ 47,212
LIABILITIES AND ALLOCATED NET WORTH		
Current liabilities:		
Accounts payable, accrued expenses and other	$ 1,572	$ 2,524
Deferred revenues	104	1,503
Total current liabilities	1,676	4,027
Deferred income taxes	1,012	1,156
Deferred revenues, net of current portion	1,500	-
Total liabilities	4,188	5,183
Minority interests	1,127	1,487
Commitments and contingencies (Note 10)		
Allocated net worth:		
Funds allocated by Acacia Research Corporation	105,129	105,557
Accumulated net losses	(70,466)	(65,015)
Total allocated net worth	34,663	40,542
	$ 39,978	$ 47,212

The accompanying notes are an integral part of these financial statements.

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF OPERATIONS
(In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Revenues:			
License fee income	$ 692	$ 43	$ 24,180
Total revenues	692	43	24,180
Operating expenses:			
Marketing, general and administrative expenses	4,317	6,883	4,853
Non-cash stock compensation expense - marketing, general and administrative	-	19	856
Legal expenses - patents	1,886	1,415	11,121
Amortization of patents and goodwill	502	1,591	1,492
Total operating expenses	6,705	9,908	18,322
Operating (loss) income	(6,013)	(9,865)	5,858
Other income (expense):			
Impairment of cost method investment	(207)	(2,748)	-
Interest income	521	620	1,642
Realized gains (losses) on short-term investments	94	(1,184)	350
Unrealized (losses) gains on short-term investments	-	(249)	237
Interest expense	-	(6)	-
Equity in losses of affiliate	-	-	(195)
Other income	-	64	77
Total other income (expenses)	408	(3,503)	2,111
(Loss) income from continuing operations before income taxes and minority interests	(5,605)	(13,368)	7,969
Benefit (provision) for income taxes	137	710	(935)
(Loss) income from continuing operations before minority interests	(5,468)	(12,658)	7,034
Minority interests	17	104	(1,277)
(Loss) income from continuing operations	(5,451)	(12,554)	5,757
Discontinued operations:			
Estimated loss on disposal of Soundbreak.com	-	(200)	-
Division net (loss) income	$ (5,451)	$ (12,754)	$ 5,757

The accompanying notes are an integral part of these financial statements.

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF ALLOCATED NET WORTH
(In thousands)

Balance at December 31, 2000	$	29,975
Net assets attributed to the Acacia Technologies group		19,277
Division net income		5,757
Balance at December 31, 2001		55,009
Net assets attributed to the Acacia Technologies group		(1,713)
Division net loss		(12,754)
Balance at December 31, 2002		40,542
Net assets attributed to the Acacia Technologies group		(428)
Division net loss		(5,451)
Balance at December 31, 2003	$	34,663

The accompanying notes are an integral part of these financial statements.

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Division net (loss) income from continuing operations	$ (5,451)	$ (12,554)	$ 5,757
Adjustments to reconcile division net (loss) income from continuing operations to net cash (used in) provided by operating activities:			
Depreciation and amortization	616	1,797	1,710
Equity in losses of affiliate	-	-	195
Minority interests	(17)	(104)	1,277
Non-cash stock compensation expense	-	19	856
Deferred tax benefit	(144)	(142)	(27)
Net sales (purchases) of trading securities	-	4,124	(4,135)
Unrealized losses (gains) on short-term investments	-	249	(237)
Impairment of cost method investment	207	2,748	-
Other	4	(30)	40
Changes in assets and liabilities:			
Accounts receivable	(124)	-	-
Prepaid expenses, other receivables and other assets	(45)	(1)	(455)
Accounts payable, accrued expenses and other	(411)	372	310
Deferred revenues	101	3	1,500
Net cash (used in) provided by operating activities from continuing operations	(5,264)	(3,519)	6,791
Net cash used in operating activities from discontinued operations	(551)	(905)	(2,182)
Net cash (used in) provided by operating activities	(5,815)	(4,424)	4,609
Cash flows from investing activities:			
Purchase of additional equity in consolidated subsidiaries	-	(200)	(3,304)
Purchase of property and equipment, net	(3)	(78)	(19)
Purchase of common stock from minority stockholders of subsidiaries	-	(217)	(2,550)
Purchase of available-for-sale investments	(5,059)	-	-
Other	-	(97)	-
Net cash used in investing activities from continuing operations	(5,062)	(592)	(5,873)
Net cash used in investing activities from discontinued operations	(356)	(3)	(145)
Net cash used in investing activities	(5,418)	(595)	(6,018)
Cash flows from financing activities:			
Net cash flows attributed to the Acacia Technologies group	(417)	(2,048)	18,663
(Decrease) increase in cash and cash equivalents	(11,650)	(7,067)	17,254
Cash and cash equivalents, beginning	39,792	46,859	29,605
Cash and cash equivalents, ending	$ 28,142	$ 39,792	$ 46,859

The accompanying notes are an integral part of these financial statements.

ACACIA TECHNOLOGIES GROUP
(A Division of Acacia Research Corporation)
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Acacia Research Corporation's continuing operations are comprised of two separate divisions: the Acacia Technologies group and the CombiMatrix group (the "groups").

The Acacia Technologies group, a division of Acacia Research Corporation, is primarily comprised of Acacia Research Corporation's interests in two wholly owned subsidiaries: (1) Acacia Media Technologies Corporation, ("Acacia Media Technologies") a Delaware corporation and (2) Soundview Technologies, Inc., ("Soundview Technologies") a Delaware corporation, and also includes all corporate assets, liabilities, and related transactions of Acacia Research Corporation attributed to the Acacia Research Corporation's intellectual property licensing business.

The Acacia Technologies group is responsible for the development, acquisition, licensing and protection of intellectual property and proprietary technologies and is pursuing additional licensing and strategic business alliances with leading companies in the rapidly growing intellectual property licensing industry.

The Acacia Technologies group owns and out-licenses a portfolio of pioneering U.S. and foreign patents covering digital audio and video transmission and receiving systems, commonly known as audio-on-demand, video-on-demand, and audio/video streaming. The Acacia Technologies group's patented proprietary digital media transmission ("DMT"), technology, enables the digitization, encryption, storage, transmission, receipt and playback of digital content via several means including the Internet, cable, satellite and wireless systems. The Acacia Technologies group believes its DMT technology is utilized by a variety of companies in activities including digital ad insertion, cable programming, satellite programming, hotel in-room entertainment services, distance learning, and other Internet programming involving digital audio/video content. The DMT technology is protected by five U.S. and 31 foreign patents. The Acacia Technologies group also owns and has out-licensed to consumer electronics manufacturers, patented technology known as the V-chip. The V-chip technology was protected by U.S. Patent No. 4,554,584, which expired in July 2003. The V-chip was adopted by manufacturers of televisions sold in the United States to provide blocking of certain programming based upon its content rating code, in compliance with the Telecommunications Act of 1996.

Liquidity and Risks

The Acacia Technologies group believes that its cash and cash equivalent and short term investment balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet its cash requirements through at least the next twelve months.

Until 2003, the Acacia Technologies group generated substantially all of its revenues from licensing the Acacia Technologies group's patented V-chip technology to television manufacturers. The V-chip patent expired in July 2003. The Acacia Technologies group will not be able to collect royalties for televisions containing V-chip technology sold after the expiration of the patent, but it may still collect revenues from the sale of such televisions in the United States before the expiration date. The Acacia Technologies group is marketing and commercially licensing its DMT technology and is currently developing additional technologies. However, there can be no assurance that the Acacia Technologies group will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on the Acacia Technologies group and on Acacia Research Corporation's ability to achieve its intended business objectives The Acacia Technologies group's success also depends on its ability to enforce and protect its intellectual property.

The Acacia Technologies group's business operations are subject to certain risks and uncertainties, including:

- market acceptance of products and services;
- technological advances that may make our products and services obsolete or less competitive;
- increases in operating costs, including costs for supplies, personnel and equipment;
- the availability and cost of capital;
- general economic conditions; and
- governmental regulation that may restrict our subsidiary companies' businesses.

Recapitalization and Merger Transactions

On December 11, 2002, our stockholders voted in favor of a recapitalization transaction, which became effective on December 13, 2002, whereby we created two new classes of common stock called Acacia Research-CombiMatrix stock ("AR-CombiMatrix stock") and Acacia Research-Acacia Technologies stock ("AR-Acacia Technologies stock"), and divided our existing Acacia Research Corporation common stock into shares of the two new classes of common stock. AR-CombiMatrix stock is intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. AR-Acacia Technologies stock is intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. Although the AR-CombiMatrix stock and the AR-Acacia Technologies stock are intended to reflect the performance of our different business groups, they are both classes of common stock of Acacia Research Corporation and are not stock issued by the respective groups.

On December 11, 2002, Acacia Research Corporation stockholders and CombiMatrix Corporation stockholders voted in favor of a merger transaction pursuant to which we acquired the stockholder interests in CombiMatrix Corporation not already owned by us (52% of the total stockholder interests in CombiMatrix Corporation). The acquisition was accomplished through a merger, effective December 13, 2002, in which stockholders of CombiMatrix Corporation other than Acacia Research Corporation received one share of the new AR-CombiMatrix stock in exchange for each share of CombiMatrix Corporation common stock that they owned immediately prior to the merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. AR-Acacia Technologies stock is intended to reflect the separate performance of the respective division of Acacia Research Corporation. The Acacia Technologies group is not a separate legal entity. Holders of AR-Acacia Technologies stock are stockholders of Acacia Research Corporation. As a result, holders of AR-Acacia Technologies stock are subject to all of the risks of an investment in Acacia Research Corporation and all of its businesses, assets and liabilities. The assets Acacia Research Corporation attributes to Acacia Technologies could be subject to the liabilities of the CombiMatrix group.

The Acacia Technologies group financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, and taken together with the CombiMatrix group financial statements, comprise all the accounts included in the corresponding consolidated financial statements of Acacia Research Corporation. The financial statements of Acacia Technologies group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The financial statements of the Acacia Technologies group include the accounts or assets of Acacia Research Corporation specifically attributed to the Acacia Technologies group and were prepared using amounts included in Acacia Research Corporation's consolidated financial statements.

Minority interests represents participation of other stockholders in the allocated net assets and in the division earnings and losses of the Acacia Technologies group and is reflected in the caption "Minority interests" in the Acacia Technologies group financial statements. Minority interests adjust the Acacia Technologies group's share of the division's earnings or loss of non-wholly owned subsidiaries of Acacia Research Corporation that have been attributed to the Acacia Technologies group.

Financial effects arising from one group that affect Acacia Research Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any division net losses of the CombiMatrix group or the Acacia Technologies group and dividends or distributions on, or repurchases of, AR-CombiMatrix stock or AR-Acacia Technologies stock or repurchases of preferred stock of Acacia Research Corporation will reduce the assets of Acacia Research Corporation legally available for payment of dividends on AR-CombiMatrix stock or AR-Acacia Technologies stock.

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein for the management allocation policies, treasury and cash management policies, asset and liability attribution policies, corporate, general and administrative services and facilities allocation policies and federal and state income tax allocation policies, utilized in the preparation of the separate Acacia Technologies group financial statements.

Revenue Recognition. The Acacia Technologies group recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. License fee income is recognized as revenue when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Under the terms of the Acacia Technologies group's DMT license agreements, the Acacia Technologies group grants an annual non-exclusive license for the use of its patented DMT technology. In most instances, our license agreements provide for recurring royalty payments for each year that the license agreements are in effect through the expiration of the patents. Pursuant to the terms of the DMT license agreements, once executed, the Acacia Technologies group has no further obligations with respect to the grant of the annual license each year. License fees paid to and recognized as revenue by the Acacia Technologies group are non-refundable.

Per Unit Royalties: Revenue generated from license agreements that provide for the calculation of royalties on a per-unit basis are accrued and recognized as revenue in the period earned, provided that amounts are fixed or determinable and collectibility is reasonably assured.

Percentage of Licensee Sales Royalties: Certain license agreements provide for the calculation of license fees based on a licensee's actual quarterly sales applied to a contractual royalty rate. Licensees that pay license fees on a quarterly basis generally report actual quarterly sales information and related quarterly license fees due to the Acacia Technologies group within 30 to 45 days after the end of the quarter in which such activity takes place. Consequently, the Acacia Technologies group recognizes revenue from these licensing agreements on a three-month lag basis, in the quarter following the quarter of sales, provided amounts are fixed or determinable and collectibility is reasonably assured. The lag method described above allows for the receipt of licensee royalty reports prior to the recognition of revenue.

Minimum Upfront Annual Royalties: Certain license agreements provide for the calculation and payment of a minimum upfront annual license fee, based upon a licensee's expected annual sales during each annual license term. These license fee payments are deferred and amortized to revenue on a straight-line basis over the annual license term. To the extent actual annual royalties reported at the conclusion of each annual license term exceed the amount prepaid, the additional royalties are recognized in revenue in the quarter following the annual license term provided that amounts are fixed or determinable and collectibility is reasonably assured.

License fee payments received by the Acacia Technologies group that do not meet the revenue recognition criteria described above are deferred until the revenue recognition criteria are met. The Acacia Technologies group assesses collection of accrued license fees based on a number of factors, including past transaction history and credit-worthiness. If it is determined that collection is not reasonably assured, the fee is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash.

As a result of the Acacia Technologies group's licensing and any related intellectual property enforcement activities that we choose to conduct, we may recognize royalty revenues that relate to prior period infringements by licensees. Differences between amounts initially recognized and amounts subsequently audited or reported as an adjustment to those amounts will be recognized in the period the adjustment is determined as a change in accounting estimate.

Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. At December 31, 2003 and 2002, the Acacia Technologies group balance sheets include deferred revenues related to payments received in advance of the culmination of the earnings process, which will be recognized as revenue in future periods when the applicable revenue recognition criteria, as described above, are met.

Cash and Cash Equivalents. The Acacia Technologies group considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. The Acacia Technologies group's short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, commercial paper, money market accounts, certificates of deposit and other high-credit quality marketable securities. Investments in securities with original maturities of greater than three months and less than one year are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 2003 and 2002, all of the Acacia Technologies group's investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of allocated net worth until realized. During 2002 and 2001, certain of the Acacia Technologies group's investments were classified as trading securities. Realized and unrealized gains and losses in the value of trading securities are included in net income (loss) in the consolidated statements of operations and comprehensive loss.

The fair value of the Acacia Technologies group's investments is primarily determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in division net income (loss).

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

Concentration of Credit Risks. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The Acacia Technologies group has not experienced any losses on its deposits of cash and cash equivalents. One licensee accounted for approximately 28% of the Acacia Technologies group's license fee revenues recognized during the year ended December 31, 2003, and also represents approximately 31% of accounts receivable at December 31, 2003. The Acacia Technologies group performs regular credit evaluations of its significant licensees and has not experienced any significant credit losses.

Property and Equipment. Property and equipment are recorded at cost. Major additions and improvements that materially extend useful lives of property and equipment are capitalized. Maintenance and repairs are charged against the results of operations as incurred. When these assets are sold or otherwise disposed of, the asset and related depreciation are relieved, and any gain or loss is included in the statement of operations for the period of sale or disposal. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Furniture and fixtures	3 to 5 years
Computer hardware and software	3 to 5 years
Leasehold improvements	Lesser of lease term or useful life of improvement

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents and Goodwill. Goodwill and identifiable intangibles, including patents, are recorded when the consideration paid for acquisitions exceeds the fair value of the net tangible assets acquired. Patents, once issued or purchased, are amortized on the straight-line method over their economic remaining useful lives, ranging from three to twenty years. Goodwill is not amortized.

Impairment of Long-lived Assets Goodwill. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Goodwill is evaluated for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and is subject to a periodic review for potential impairment at a reporting unit level. Reviews for potential impairment must occur at least annually and may be performed earlier, if circumstances indicate that an impairment may have occurred. The Acacia Technologies group has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. The Acacia Technologies group has two reporting units: 1) Acacia Media Technologies Corporation and 2) Soundview Technologies, Inc. As of January 1, 2002, the date of adoption of the standard, the Acacia Technologies group had unamortized goodwill in the amount of $1,776,000. The Acacia Technologies group performed a transitional goodwill impairment assessment in 2002 and a year end goodwill impairment assessment in 2002 and 2003 and determined that there was no impairment of goodwill. The fair value of the Acacia Technologies group reporting unit was estimated using a discounted cash flow analysis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

Stock-based Compensation. Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein. In 2001 and earlier periods, stock compensation expense recorded related to Acacia Research Corporation employees was allocated to the Acacia Technologies group. As a result of the recapitalization transaction discussed earlier, in future periods, stock compensation expense, if any, resulting from the issuance of AR-Acacia Technologies stock will generally be allocated to the Acacia Technologies group.

Stock option and related option plan information is omitted from the Acacia Technologies group footnotes because AR-Acacia Technologies stock is part of the capital structure of Acacia Research Corporation. The Acacia Technologies group is not a separate legal entity. Holders of AR-Acacia Technologies stock continue to be stockholders of Acacia Research Corporation. This presentation reflects the fact that the Acacia Technologies group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the Acacia Technologies group. Refer to the Acacia Research Corporation consolidated financial statements for disclosures regarding Acacia Research Corporation's stock option plans.

Segments. The Acacia Technologies group follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the Acacia Technologies group operates in one segment.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Earnings (loss) Per Share. Earnings (loss) per share information is omitted from the Acacia Technologies group statements of operations because AR-Acacia Technologies stock is part of the capital structure of Acacia Research Corporation. The Acacia Technologies group is not a separate legal entity. Holders of AR-Acacia Technologies stock continue to be stockholders of Acacia Research Corporation. This presentation reflects the fact that the Acacia Technologies group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the Acacia Technologies group. Refer to the Acacia Research Corporation consolidated financial statements for earnings(loss) per share information for Acacia Research Corporation's classes of stock, computed using the two-class method in accordance with SFAS No. 128 "Earnings per Share."

Recent Accounting Pronouncements. Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

3. SHORT-TERM INVESTMENTS

Short-term investments consists of the following at December 31, 2003 (in thousands):

2003	Amortized Cost	Fair Value
Available-for-sale securities:		
Corporate bonds and notes	$ 4,056	$ 4,059
U.S. government securities	1,000	1,000
	$ 5,056	$ 5,059

There were no short-term investments as of December 31, 2002. Gross unrealized gains and losses related to available-for-sale securities were not material for 2003. All investments in debt securities classified as available-for-sale as of December 31, 2003 are due within one year.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Furniture and fixtures	$ 192	$ 189
Computer hardware and software	243	287
Leasehold improvements	209	208
	644	684
Less: accumulated depreciation	(573)	(504)
	$ 71	$ 180

Depreciation expense was $114,000, $209,000 and $218,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

5. BALANCE SHEET COMPONENTS

Accounts payable, accrued expenses and other consists of the following at December 31, 2003 and December 31, 2002 (in thousands):

	2003	2002
Accounts payable	$ 229	$ 234
Payroll, vacation and other employee benefits	347	455
Accrued liabilities of discontinued operations	388	915
Accrued legal expenses	495	626
Other accrued liabilities	113	294
	$ 1,572	$ 2,524

6. INVESTMENTS IN AFFILIATES

In the second quarter of 2003, the Acacia Technologies group recorded an impairment charge of $207,000 for an other-than-temporary decline in the fair value of Acacia Research Corporation's investment in Advanced Data Exchange ("ADX"). Impairment indicators included a continued decline in the working capital of the entity and reference to a recent equity transaction and related valuation indicating an other-than-temporary decline in fair value of the investment. In September 2002, the Acacia Technologies group recorded an impairment charge of $2,748,000 for an other-than-temporary decline in the fair value of ADX. Impairment indicators included recurring losses, a decline in working capital and the completion of a recent equity transaction with a shareholder at an amount below Acacia Research Corporation's carrying value. The fair value of the investment in ADX was determined by reference to available financial and market information. The investment in ADX is accounted for under the cost method.

In 2002, the Acacia Technologies group conducted a portion of its investing activity through a limited partnership, of which a wholly owned subsidiary of Acacia Research Corporation is the general partner. The limited partnership ceased trading activity in May 2002. As a result of the significant control that Acacia Research Corporation exercised over the limited partnership, the assets and liabilities and results of operations have been consolidated by Acacia Research Corporation during 2002. As of December 31, 2002, the limited partnership had distributed all limited partner capital account balances and as a result has no net assets as of December 31, 2002. Prior to cessation of operations, the net assets, liabilities and results of operations of the limited partnership, which included certain health sciences securities, were attributed to the Acacia Technologies group.

7. INTANGIBLES AND GOODWILL

At December 31, 2003 and 2002, the Acacia Technologies group had $1,776,000 and $1,834,000 of goodwill, primarily related to the Soundview Technologies reporting unit. The Acacia Technologies group adopted SFAS No. 142 effective January 1, 2002 and ceased amortizing goodwill on that date. Division net income for the year ended December 31, 2001, adjusted to exclude goodwill amortization expense of $216,000, was $5,973,000.

The Acacia Technologies group's only identifiable intangible assets are patents. The gross carrying amounts and accumulated amortization related to acquired intangible assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Gross carrying amount – patents	$ 10,798	$ 10,798
Accumulated amortization	(7,232)	(6,730)
Patents, net	$ 3,566	$ 4,068

Aggregate patent amortization expense was $502,000, $1,591,000 and $1,277,000 in 2003, 2002 and 2001, respectively. Annual aggregate amortization expense for each of the next five years through December 31, 2008 is estimated to be $500,000 per year.

At December 31, 2003 and 2002, all of the Acacia Technologies group's acquired intangible assets other than goodwill were subject to amortization.

8. INCOME TAXES

Acacia Technologies group's allocated provision (benefit) for income taxes consists of the following (in thousands):

	2003	2002	2001
Current:			
U.S. Federal tax	$ (2)	$ (572)	$ 776
State taxes	9	4	183
	7	(568)	959
Deferred:			
U.S. Federal tax	(144)	(142)	(24)
State taxes	-	-	-
	(144)	(142)	(24)
	$ (137)	$ (710)	$ 935

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred tax assets:		
Basis of investments in affiliates	$ 26,159	$ 18,265
Depreciation and amortization	62	4
Stock compensation	740	740
Accrued liabilities and other	1,809	1,374
Write-off of investments	1,282	1,200
Net operating loss and capital loss carryforwards and credits	20,071	16,529
Total deferred tax assets	50,123	38,112
Less: valuation allowance	(50,123)	(38,112)
Deferred tax assets, net of valuation allowance	-	-
Deferred tax liabilities:		
Intangibles	(1,012)	(1,156)
Net deferred tax liability	$ (1,012)	$ (1,156)

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2003	2002	2001
Statutory federal tax rate	(34%)	(34%)	(34%)
State income taxes, net of federal benefit	-	-	(2%)
Amortization of intangible assets	1%	5%	(13%)
Non deductible permanent items	-	(4%)	-
Valuation allowance	32%	28%	37%
	(1%)	(5%)	(12%)

At December 31, 2003, the Acacia Technologies group has deferred tax assets totaling approximately $50,122,000, which are fully offset by a valuation allowance due to management's determination that the criteria for recognition have not been met.

At December 31, 2003, the Acacia Technologies group had U.S. Federal and state income tax net operating loss carry forwards ("NOLs"), excluding NOLs related to subsidiaries for which we do not file a consolidated return, were approximately $46,259,000 and $32,485,000, expiring between 2004 and 2023. In addition, the Acacia Technologies group had tax credit carryforwards of approximately $62,000.

As of December 31, 2003, the aggregate tax NOLs at subsidiaries not consolidated for tax purposes are $19,598,000 and $10,782,000 for federal and state income tax purposes, respectively, expiring between 2004 and 2023. However, the use of these NOLs are limited to the separate earnings of the respective subsidiaries. In addition, ownership changes may also restrict the use of NOLs.

Had the Acacia Technologies group filed separate tax returns, the provision (benefit) for income taxes and division net income (loss) would not have differed from the amounts reported in the Acacia Technologies group's statements of operations for the years ended December 31, 2003, 2002, and 2001.

As of December 31, 2003, approximately $9,662,000 of the valuation allowance related to the tax benefits of stock option deductions included in Acacia Research Corporation's NOLs. At such time as the valuation allowance is released, the benefit will be credited to additional paid-in capital.

9. DISCONTINUED OPERATIONS

The Acacia Technologies group includes the assets and liabilities of Soundbreak.com, a 66.9% held subsidiary of Acacia Research Corporation, which ceased operations as of February 15, 2001. In September 2002, the Acacia Technologies group accrued an additional $480,000 ($200,000 net of minority interests) in estimated costs to be incurred in connection with the discontinued operations of Soundbreak.com. The additional accrual relates primarily to certain noncancellable lease obligations and the inability to sublease the related office space at rates commensurate with our existing obligations.

Discontinued operations did not have an impact on the December 31, 2003 or 2001 Acacia Technologies group statement of operations.

The assets and liabilities of the discontinued operations at December 31, 2003 and 2002 consist primarily of $1,953,000 and $3,109,000 of cash and cash equivalents and $388,000 and $918,000 of accounts payable and accrued expenses, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

Acacia Technologies group leases certain office furniture and equipment and office space under various operating lease agreements expiring over the next 5 years. Minimum annual rental commitments for Acacia Technologies group operating leases of continuing operations having initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

Year		
2004	$	295
2005		303
2006		312
2007		39
Total minimum lease payments	$	949

Rent expense of continuing operations for the years ended December 31, 2003, 2002 and 2001 approximated $467,000, $445,000 and $529,000, respectively.

Litigation

Soundview Technologies

In September 2002, the United States District Court for the District of Connecticut granted a motion for summary judgment filed by the defendants in Soundview Technologies pending patent infringement and antitrust lawsuit against Sony Corporation of America, Philips Electronics North America Corporation, the Consumer Electronics Manufacturers Association and the Electronics Industries Alliance d/b/a Consumer Electronics Association in the United States District Court for the Eastern District of Virginia (filed on April 5, 2000), alleging that television sets utilizing certain content blocking technology (commonly known as the "V-chip") and sold in the United States infringe Soundview Technologies' U.S. Patent No. 4,554,584. In granting the motion, the court ruled that the defendants have not infringed on Soundview Technologies' patent.

In September 2003, a motion for summary judgment filed by the remaining defendants was granted by the United States District Court for the District of Connecticut on Soundview Technologies' anti-trust claims due to the Court's previous ruling of non-infringement as described above.

The decisions are currently being appealed to the U.S. Court of Appeals for the Federal Circuit. While we are currently appealing the two summary judgment rulings, litigation is inherently uncertain and we can give no assurance that we will be successful in any such appeals.

The rulings have no impact on the revenues that the Acacia Technologies group has recognized to date from licensees of its patented V-chip technology. Further, none of the revenues recognized are contingent upon any court rulings or the future outcome of any litigation with unlicensed television manufacturers.

Acacia Media Technologies

In February 2003, Acacia Media Technologies initiated DMT patent infringement litigation in the Federal District Court for the Central District of California against approximately 39 defendants who provide adult oriented digital content over the Internet. All of the defendants were previously notified of our belief that their conduct infringes on our patent rights. As of December 31, 2003, nine of the original 39 defendants remain in the initial litigation.

In December 2003, Acacia Media Technologies added an additional eight defendants to its pending patent infringement litigation described above. The new complaints, filed with the Court, seek to create a defendant class for all adult entertainment companies that infringe Acacia Media Technologies' DMT patents by transmitting pre-recorded, digital audio and audio/video adult content via any electronic communication channel into or from the Central District of California, or that operate at least one interactive website where a user located in Central District of California can exchange information with a host computer. Defendant class action status, which must be approved by the court, would permit the court's rulings on certain key issues to legally bind all members of the class, whether or not they have been specifically named as defendants in the litigation.

In November 2003, Acacia Media Technologies initiated a patent infringement lawsuit in the Federal District Court for the Central District of California against On Command Corporation, provider of interactive in-room entertainment, information and business services to the lodging industry, regarding Acacia Media Technologies' DMT technology.

Acacia Technologies group is subject to other claims, counterclaims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on the Acacia Technologies group's financial position, results of operations or cash flows. However, the Acacia Technologies group could be subject to claims and legal actions relating to the CombiMatrix group.

Other

In connection with the purchase of the outstanding ownership interests in Acacia Media Technologies Corporation in November 2001, Acacia Media Technologies Corporation also executed related assignment agreements which granted to the former owners of Acacia Media Technologies Corporation's current patent portfolio the right to receive a royalty of 15% of future net revenues, as defined in the agreements, generated by Acacia Media Technologies Corporation's current patent portfolio, which includes its DMT patents. No royalty obligation has been incurred as of December 31, 2003. Any royalties paid pursuant to the agreements will be expensed in the statement of operations.

11. ALLOCATED NET WORTH

The Acacia Technologies group statement of allocated net worth presents the equity transactions of Acacia Research Corporation, which are attributed to the Acacia Technologies group as "Net assets attributed to the Acacia Technologies group." This presentation reflects the fact that the Acacia Technologies group does not have legally issued common or preferred stock, nor are warrant issuances or employee stock transactions legal transactions of the Acacia Technologies group. Presented below is a detail of the equity transactions of Acacia Research Corporation which relate to the businesses of the Acacia Technologies group and which therefore comprise the balances reflected in the group's net assets attributed to Acacia Technologies group (in thousands):

		Acacia Technologies Group
2001		
Allocated corporate charges	$	(1,118)
Units issued in private placement, net		18,361
Stock options exercised		1,252
Change in capital due to issuance of stock by subsidiaries		737
Compensation expense relating to stock options and warrants		47
Stock dividend		(2)
Net assets attributed to the Acacia Technologies group – 2001	$	19,277
2002		
Allocated corporate charges	$	(1,032)
Stock options exercised		136
Compensation expense relating to stock options and warrants		19
Acquisition costs allocated to the CombiMatrix group		(834)
Other		(2)
Net assets attributed to the Acacia Technologies group – 2002	$	(1,713)
2003		
Allocated corporate charges	$	(637)
Stock options exercised		190
Unrealized gain on short-term investments		2
Other		17
Net assets attributed to the Acacia Technologies group – 2003	$	(428)

In January 2001, Acacia Research Corporation completed an institutional private equity financing raising gross proceeds of $19.0 million ($17.9 million, net of issuance costs) through the issuance of 1,107,274 units. Proceeds from this equity financing were attributed to the Acacia Technologies group.

12. SUPPLEMENTAL CASH FLOW INFORMATION (In thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 9	$ -	$ 597
Supplemental schedule of non-cash operating, investing and financing activities:			
Liabilities assumed in acquisition of minority ownership interest in subsidiary	-	-	200
Accrued payments for purchase of common stock from former minority stockholders of subsidiary	-	58	217
Loss from discontinued operations of Soundbreak.com	-	480	-

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger of Acacia Research Corporation, a California corporation, and Acacia Research Corporation, a Delaware corporation, dated as of December 23, 1999 (1)
2.2	Agreement and Plan of Reorganization by and among Acacia Research Corporation, Combi Acquisition Corp. and CombiMatrix Corporation dated as of March 20, 2002 (attached as Annex A to the Prospectus/Proxy Statement included in this Registration Statement)
3.1	Restated Certificate of Incorporation (2)
3.2	Amended and Restated Bylaws (3)
4.1	Form of Specimen Certificate of Acacia's Common Stock (4)
10.1	Acacia 1993 Stock Option Plan (5)
10.2	Form of Stock Option Agreement for Acacia 1993 Stock Option Plan (5)
10.3	Acacia 1996 Stock Option Plan, as amended (6)
10.4	Form of Option Agreement constituting the Acacia 1996 Executive Stock Bonus Plan (7)
10.5	CombiMatrix Corporation 1995 Stock Option Plan (8)
10.6	CombiMatrix Corporation 1998 Stock Option Plan (8)
10.7	CombiMatrix Corporation 2000 Stock Awards Plan (8)
10.8	2002 CombiMatrix Stock Incentive Plan (9)
10.9	2002 Acacia Technologies Stock Incentive Plan (10)
10.10	Agreement between Acacia Research and Paul Ryan (11)
10.11	Lease Agreement dated April 30, 1998, between Acacia and EOP-Pasadena Towers, L.L.C., a Delaware limited liability company doing business as EOP-Pasadena, LLC (12)
10.12	Lease Agreement between Soundbreak.com Incorporated and 8730 Sunset Towers and related Guaranty (13)
10.13	First Amendment dated June 26, 2000, to Lease Agreement between Acacia and Pasadena Towers, L.L.C. (14)
10.14	Sublease dated November 30, 2001, between Acacia and Jenkens & Gilchrist (14)
10.15	Lease Agreement dated January 28, 2002, between Acacia and The Irvine Company (14)
10.16	Settlement Agreement dated September 30, 2002, by and among Acacia, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc.(8)
10.17†	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH(8)
10.18†	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH(8)
10.19	Form of Indemnification Agreement
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of Acacia Research Corporation)
23.2	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of CombiMatrix Corporation)
23.3	Consent of PricewaterhouseCoopers LLP (relating to the financial statements of the Acacia Technologies group and the CombiMatrix group)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the United States Securities and Exchange Commission.

(1) Incorporated by reference from Acacia's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).

(2) Incorporated by reference as Appendix B to the Proxy Statement/Prospectus which formed part of Acacia's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(3) Incorporated by reference from Acacia's Quarterly Report on Form 10-Q filed on August 10, 2001 (SEC File No. 000-26068).

(4) Incorporated by reference from Amendment No. 2 on Form 8-A/A filed on December 30, 1999 (SEC File No. 000-26068).

(5) Incorporated by reference from Acacia's Registration Statement on Form SB-2 (33-87368-L.A.), which became effective under the Securities Act of 1933, as amended, on June 15, 1995.

(6) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).

(7) Incorporated by reference from Acacia's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).

(8) Incorporated by reference to Acacia's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(9) Incorporated by reference as Appendix D to the Proxy Statement/Prospectus which formed part of Acacia's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(10) Incorporated by reference as Appendix E to the Proxy Statement/Prospectus which formed part of Acacia's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(11) Incorporated by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 30, 1998 (SEC File No. 000-26068).

(12) Incorporated by reference to Acacia's Quarterly Report on Form 10-Q filed on August 14, 1998 (SEC File No. 000-26068).

(13) Incorporated by reference to Acacia's Quarterly Report on Form 10-Q filed on November 15, 1999 (SEC File No. 000-26068).

(14) Incorporated by reference from Acacia's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the significant subsidiaries of Acacia Research Corporation:

	Jurisdiction of Incorporation
CombiMatrix Corporation	Delaware
Soundview Technologies Incorporated	Delaware
Acacia Media Technologies Corporation	Delaware
Advanced Material Sciences, Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-33857, 333-34773, 333-39415, 333-43222,333-45397, 333-52941, 333-55086, 333-58401, 333-95373) and in the Registration Statements on Form S-8 (Nos. 333-22197, 333-42024, 333-62389, 333-102181) of Acacia Research Corporation of our report dated March 26, 2003 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 2, 2004

EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-33857, 333-34773, 333-39415, 333-43222,333-45397, 333-52941, 333-55086, 333-58401, 333-95373) and in the Registration Statements on Form S-8 (Nos. 333-22197, 333-42024, 333-62389, 333-102181) of Acacia Technologies group of our report dated March 26, 2003 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 2, 2004

EXHIBIT 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-33857, 333-34773, 333-39415, 333-43222, 333-45397, 333-52941, 333-55086, 333-58401, 333-95373) and in the Registration Statements on Form S-8 (Nos. 333-22197, 333-42024, 333-62389, 333-102181) of CombiMatrix Group of our report dated March 26, 2003 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 2, 2004

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paul R. Ryan, certify that:

1. I have reviewed this annual report on Form 10-K of Acacia Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2004

/s/ Paul R. Ryan

Paul R. Ryan
Chairman and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Clayton J. Haynes, certify that:

1. I have reviewed this annual report on Form 10-K of Acacia Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2004

/s/ Clayton J. Haynes

Clayton J. Haynes
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Acacia Research Corporation (the "Company") on Form 10-K for the annual period ended December 31, 2003, as filed with the Securities and Exchange Commission on March 3, 2004 (the "Report"), I, Paul R. Ryan, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul R. Ryan
Paul R. Ryan
Chairman of the Board and
Chief Executive Officer
March 3, 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Acacia Research Corporation (the "Company") on Form 10-K for the annual period ended December 31, 2003, as filed with the Securities and Exchange Commission on March 3, 2004 (the "Report"), I, Clayton J. Haynes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer
March 3, 2004